   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 24, 1996
                                             REGISTRATION NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                     DATA PROCESSING RESOURCES CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          CALIFORNIA                            7379                 95-3931443
(STTE OR OTHER JURISDICTION OFA     (PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER
 INORPORATION OR ORGANIZATION)C     CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)

                      4400 MACARTHUR BOULEVARD, SUITE 600
                        NEWPORT BEACH, CALIFORNIA 92660
                                (714) 553-1102
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              MICHAEL A. PIRAINO
                            CHIEF FINANCIAL OFFICER
                     DATA PROCESSING RESOURCES CORPORATION
                      4400 MACARTHUR BOULEVARD, SUITE 600
                        NEWPORT BEACH, CALIFORNIA 92660
                                (714) 553-1102
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:

             JAMES W. LOSS, ESQ.             MARY ELLEN KANOFF, ESQ.
             RIORDAN & MCKINZIE                 LATHAM & WATKINS
      695 TOWN CENTER DRIVE, SUITE 1500  633 W. FIFTH STREET, SUITE 4000
        COSTA MESA, CALIFORNIA 92626      LOS ANGELES, CALIFORNIA 90071
               (714) 433-2626                    (213) 485-1234

                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                                ---------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
                                                       PROPOSED       PROPOSED
                                                       MAXIMUM         MAXIMUM          AMOUNT
 TITLE OF EACH CLASS OF SECURITIES   AMOUNT TO BE   OFFERING PRICE    AGGREGATE           OF
         TO BE REGISTERED           REGISTERED (1)  PER SHARE (2)  OFFERING  PRICE REGISTRATION FEE
---------------------------------------------------------------------------------------------------
Common Stock....................   2,530,000 shares     $18.25       $46,172,500       $13,992
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

(1) Includes 330,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED DECEMBER 24, 1996

                                2,200,000 SHARES

                                [LOGO OF DPRC]

                     DATA PROCESSING RESOURCES CORPORATION

                                  COMMON STOCK

  Of the 2,200,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by the Company and 200,000 shares are being sold by the Selling Shareholder. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder. See "Principal and Selling Shareholders."

  The Common Stock is traded on the Nasdaq National Market under the symbol "DPRC." The last sale price of the Common Stock on December 20, 1996, as reported on the Nasdaq National Market, was $18.25 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                     Proceeds to
                                   Price    Underwriting Proceeds to   Selling
                                 to Public  Discount (1) Company (2) Shareholder
--------------------------------------------------------------------------------
Per Share......................   $            $           $           $
Total (3)...................... $            $           $           $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting offering expenses payable by the Company, estimated at $450,000.

(3) The Company and the Selling Shareholder have granted to the Underwriters a 30-day option to purchase up to 280,000 and 50,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total
    $        , the Underwriting Discount will total $        , the Proceeds to
    Company will total $          and the Proceeds to Selling Shareholder will
    total $        . See "Principal and Selling Shareholders" and
    "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against
payment therefor at the office of Montgomery Securities on or about       ,
1997.

Montgomery Securities

                  Robert W. Baird & Co.
                          Incorporated
                                                                 Lehman Brothers

                                        , 1997

                                  [Graphics]




IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS AND CERTAIN SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information contained in this Prospectus, including "Risk Factors" and the Financial Statements and Notes thereto. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  Data Processing Resources Corporation ("DPRC" or the "Company") provides information technology ("IT") staffing services to a diverse group of corporate clients. By drawing from its carefully screened database of more than 28,000 highly qualified technical consultants, the Company offers staffing solutions to meet its clients' enterprise-wide systems applications development needs. The Company's technical consultants have expertise on multiple hardware platforms utilizing a wide variety of software applications and provide services covering all aspects of the systems applications development lifecycle, including planning, design, building and programming, implementation, maintenance and ongoing management. The Company also provides other value-added services in rapidly growing areas such as client/server architecture, wide area and local area networks ("WANs" and "LANs"), help desk support, intranet and internetworking. For the 11 months ended November 30, 1996, the Company placed approximately 1,300 technical consultants on projects for approximately 230 clients, including Mitsubishi Motor Sales of America, Nissan Motor Corporation USA, The Walt Disney Company and U.S. West. Since December 1995, the Company has expanded beyond its three California offices and currently has nine offices in seven states. Of the six new offices, three were internally developed and three were acquired by the Company in two recent acquisitions. On December 17, 1996, the Company entered into a definitive agreement to acquire a Dallas- based IT staffing company. This acquisition is anticipated to be completed in January 1997.

  IT staffing services is one of the fastest growing segments of the supplemental staffing industry. According to the July 30, 1996 Staffing Industry Report, revenues from technical/computer temporary staffing are estimated to have grown from $5.7 billion in 1993 to an estimated $9.2 billion in 1995. An important factor in this growth has been a fundamental shift by businesses from closed, proprietary systems to open systems incorporating a range of different IT systems. This trend has accelerated the pace of technological change in information systems and increased the need for specialized IT professionals to assist in the integration of a variety of hardware platforms and software applications. Another factor contributing to the growth has been the increasing demand to integrate data, voice and video in new information systems. In addition, the trend by businesses to reduce corporate workforces through outsourcing has increased the demand for outside IT services. The IT staffing services industry is highly fragmented and competitive with a large number of small businesses, many of which operate in a single geographic market. This fragmentation, combined with changing client demands and increased competitive pressures, has resulted in a trend towards industry consolidation.

  The Company serves as an extension of its clients' IT operations by providing technical consultants to meet their IT staffing needs. The Company's business strategy encompasses a number of key elements which management believes are necessary to ensure high quality standards and to achieve consistently strong financial performance. The primary element of this strategy is to recruit and retain qualified technical consultants with a wide range of skills. Second, the Company emphasizes and maintains a relationship-oriented consultative approach designed to create long-term partnerships with its clients. Third, the Company focuses on enhancing margins by improving operating efficiencies and offering a product mix which emphasizes higher value-added services. Finally, the Company seeks to meet its clients' supplemental IT staffing needs by offering responsive, timely and comprehensive technical staffing solutions for all aspects of the systems applications development lifecycle.

  The Company's goal is to emerge as a leading staffing company providing comprehensive IT solutions. To achieve this goal, the Company has adopted a growth strategy to broaden the geographic scope of its operations, recruit and retain qualified technical consultants, diversify its client base, expand the services it offers and strengthen its strategic relationships with other professional service organizations. The Company is expanding its geographic scope through both internal development and acquisitions and is developing a network of branch offices clustered around regional hub offices. The Company has selected Newport Beach, Dallas, Denver and Seattle to serve as its regional hubs for the California, Texas, Rocky Mountain and Pacific Northwest regions, respectively. A future office in Chicago or Minneapolis is planned to serve as a regional hub for the North Central region. Although the Company's growth strategy has previously focused on the Western United States, the Company is beginning to consider acquisition opportunities nationwide.

  The Company also recognizes the need to recruit and retain new qualified technical consultants. As a result, the Company has recently improved the benefits it offers to its technical consultants and has begun to utilize salaried technical consultants, who remain on the Company's payroll even when not on assignment. In addition, the Company intends to continue to add new clients through expanded marketing programs, including a greater focus on middle market companies, and has begun to offer a number of new value-added services, including Year 2000 and internetworking services. Finally, the Company is developing strategic relationships with a number of professional service providers such as national accounting firms, consulting firms, facilities management companies and other outsourcing providers.

  The Company was incorporated in 1984 as a California corporation, and its principal executive offices are located at 4400 MacArthur Boulevard, Suite 600, Newport Beach, California 92660. The Company's telephone number is (714) 553-1102.

                        PENDING AND RECENT ACQUISITIONS

  Since the completion of the Company's initial public offering in March 1996 (the "IPO"), the Company has acquired, or agreed to acquire, the following three IT staffing services businesses (collectively, the "Acquisitions"):

  . In December 1996, the Company entered into a definitive purchase agreement to acquire LEARDATA Info-Services, Inc., a Dallas-based IT staffing company ("Leardata") with approximately 130 technical consultants, for a purchase price of $19.8 million, consisting of $14.9 million in cash and approximately 266,000 shares of Common Stock, plus an amount equal to the cash on-hand at the closing date to be paid 75% in cash and 25% in Common Stock (the "Pending Leardata Acquisition"). The Company anticipates that this acquisition will be completed in January 1997, although no assurances can be given in this regard. Leardata generated revenues in approximately 30 states during the nine months ended September 30, 1996. Leardata had revenues of approximately
    $4.3 million for the three months ended September 30, 1996.

  . In November 1996, the Company acquired Professional Software Consultants,
    Inc. ("PSCI"), a Phoenix-based IT staffing company with approximately 130 technical consultants, for $4.9 million in cash and an earnout payment to be made based on PSCI's financial performance for the two months ending December 31, 1996 (the "PSCI Acquisition"). PSCI had revenues of approximately $2.7 million for the three months ended September 30, 1996.

  . In July 1996, the Company acquired the Applications, Design and
    Development division ("AD&D") of ADD Consulting, Inc. for $11.7 million in cash and stock (the "AD&D Acquisition"), adding branches in Omaha and Kansas City, as well as approximately 170 technical consultants. AD&D had revenues of approximately $13.9 million for the 12 months ended July 31, 1996.


  Through the Acquisitions, the Company has significantly expanded its geographic scope and positioned itself as a leading provider of IT staffing services. The Acquisitions also have diversified and broadened the Company's customer base. The Company continually reviews potential acquisitions and is currently in various stages of investigating and negotiating with several acquisition candidates, but has not entered into a definitive purchase agreement with any acquisition candidate other than Leardata.

                                  THE OFFERING

Common Stock offered by the Company...............  2,000,000 shares
Common Stock offered by the Selling Shareholder...    200,000 shares
Common Stock to be outstanding after the Offering.  9,792,321 shares (1)
Use of proceeds...................................  To repay outstanding indebtedness, for future acquisitions, the opening of
                                                    new offices, working capital and other
                                                    general corporate purposes. See "Use
                                                    of Proceeds."
Nasdaq National Market symbol.....................  DPRC

--------
(1) Includes an estimated 266,000 shares of Common Stock to be issued in connection with the consummation of the Pending Leardata Acquisition, plus an estimated 34,000 shares to be issued at such closing as an adjustment for cash on hand. Excludes 1,227,800 shares of Common Stock reserved for issuance under the Company's 1994 Stock Option Plan, of which options to purchase 811,720 shares were outstanding as of November 30, 1996, and 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan. See "Management -- 1994 Stock Option Plan" and " -- Employee Stock Purchase Plan."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         Three Months
                                                                        Ended October
                                Fiscal Year Ended July 31,                   31,
                          -------------------------------------------  -----------------
                           1992     1993     1994     1995     1996    1995 (1)   1996
                          -------  -------  -------  -------  -------  --------  -------
STATEMENT OF INCOME
DATA:
Revenues................  $20,621  $23,163  $34,165  $49,558  $58,145  $13,954   $20,134
Cost of professional
services................   17,927   19,397   28,047   40,082   45,918   11,035    15,434
                          -------  -------  -------  -------  -------  -------   -------
Gross margin............    2,694    3,766    6,118    9,476   12,227    2,919     4,700
Selling, general and
 administrative expenses
 (2)....................    2,530    3,648    5,581    5,769    6,719    1,491     2,853
                          -------  -------  -------  -------  -------  -------   -------
Operating income........      164      118      537    3,707    5,508    1,428     1,847
Interest (expense)
income, net.............     (128)    (113)    (401)    (764)    (162)    (159)      202
                          -------  -------  -------  -------  -------  -------   -------
Income before provision
 for income taxes.......       36        5      136    2,943    5,346    1,269     2,049
Provision for income
taxes...................       11        4       56    1,205    2,096      516       801
                          -------  -------  -------  -------  -------  -------   -------
Net income..............  $    25  $     1  $    80  $ 1,738  $ 3,250  $   753   $ 1,248
                          =======  =======  =======  =======  =======  =======   =======
Net income per share....                                      $  0.54  $  0.15   $  0.16
                                                              =======  =======   =======
Weighted average common
 and common equivalent
 shares (3).............                                        6,039    4,926     7,864

PRO FORMA STATEMENT OF INCOME DATA (4):
Revenues................................................  $93,467        $27,125
Gross margin............................................   22,352          6,656
Operating income........................................    8,299          2,505
Net income (5)..........................................    3,822          1,422
Net income per share (5)................................  $  0.59        $  0.17
                                                          =======        =======
Weighted average common and common equivalent shares (3)
 (5)....................................................    6,478          8,164

                                                       October 31, 1996
                                              ----------------------------------
                                                                    Pro Forma As
                                              Actual  Pro Forma (6) Adjusted (7)
                                              ------- ------------- ------------
BALANCE SHEET DATA:
Cash and cash equivalents.................... $22,945    $10,373      $38,098
Working capital..............................  28,105     18,560       46,285
Total assets.................................  44,895     57,050       84,775
Total debt (8)...............................     --       6,500          --
Shareholders' equity.........................  40,155     44,020       78,245

--------
(1) The AD&D Acquisition was completed on July 1, 1996. Consequently, the Statement of Income Data for the three months ended October 31, 1996 (which includes the acquired operations for the entire period) are not directly comparable to the Statement of Income Data for the three months ended October 31, 1995. See "Pro Forma Combined Condensed Financial Information."

(2) Selling, general and administrative expenses for fiscal 1992, 1993 and 1994 include management fees of $765,000, $820,000 and $586,000, respectively, which were paid to a management company controlled by one of the founders of the Company. This management fee was terminated in February 1994 upon the redemption of such founder's ownership interest in the Company. Selling, general and administrative expenses for fiscal 1992, 1993, 1994 and 1995 also include compensation paid to Ms. Weaver of $815,000, $975,000, $1.7 million and $921,000, respectively. Effective March 1995, Ms. Weaver's annual compensation was significantly reduced. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management -- Compensation."

(3) Weighted average common and common equivalent shares gives effect to the assumed exercise of all outstanding stock options using the treasury method. See Note 2 of Notes to Financial Statements of the Company included elsewhere in this Prospectus.

(4) The Pro Forma Statement of Income Data for fiscal 1996 gives effect to the AD&D Acquisition, the PSCI Acquisition and the Pending Leardata Acquisition as if such transactions had occurred on August 1, 1995. The Pro Forma Statement of Income Data for the three months ended October 31, 1996 gives pro forma effect to the PSCI Acquisition and the Pending Leardata Acquisition as if such transactions had occurred on August 1, 1996. See "Pro Forma Combined Condensed Financial Information."

(5) Assuming the issuance of 356,000 shares of Common Stock by the Company which would be necessary to generate gross proceeds sufficient to repay the pro forma outstanding debt of $6.5 million and the elimination of all interest expense, net of tax, associated therewith, supplemental net income and supplemental net income per share for the fiscal year ended July 31, 1996 and the three months ended October 31, 1996 would be $4.1 million and $0.60 and $1.5 million and $0.17, respectively.

(6) The Pro Forma Balance Sheet Data as of October 31, 1996 gives effect to the PSCI Acquisition and the Pending Leardata Acquisition as if such transactions had occurred on October 31, 1996. See "Pro Forma Combined Condensed Financial Information."

(7) The Pro Forma As Adjusted Balance Sheet Data as of October 31, 1996 further adjusts the Pro Forma Balance Sheet Data to give effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby at an estimated offering price of $18.25 per share of Common Stock and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "Capitalization" and "Pro Forma Combined Condensed Financial Information."

(8) Pro Forma Balance Sheet Data as of October 31, 1996 reflects $6.5 million of borrowings under the Company's existing credit facility to be drawn in connection with the Pending Leardata Acquisition. Although the Company has sufficient cash and cash equivalents to pay the entire cash portion of the purchase price for the Pending Leardata Acquisition, the Company intends to draw $6.5 million under such facility to pay a portion of the cash purchase price of such acquisition. The $6.5 million in borrowings will be repaid with the proceeds of the Offering.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should carefully review the following risk factors as well as the other information set forth in this Prospectus.

  This Prospectus, including the information set forth below, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. Forward-looking statements include statements regarding the Company's growth strategy and its ability to implement this strategy, the trends in the markets served by the Company, the Company's ability to meet its liquidity requirements. Prospective purchasers are cautioned that all forward-looking statements are subject to risks and uncertainties, including, without limitation, the risks outlined in this section.

DEPENDENCE ON AVAILABILITY, RECRUITMENT AND MANAGEMENT OF TECHNICAL
CONSULTANTS

  The Company is dependent upon its ability to attract and manage technical consultants who possess the skills and experience necessary to meet the IT staffing requirements of the Company's clients. To keep pace with rapidly evolving information technologies and changing client needs, the Company must continually evaluate and upgrade its database of available qualified technical consultants. Competition for individuals with proven technical skills is intense. The Company competes for such individuals with other providers of IT staffing services, providers of outsourcing services, temporary personnel agencies, systems integrators, computer systems consultants and clients and potential clients. Factors influencing such competition include compensation, benefits, growth opportunities and pre-existing relationships with other employers, particularly IT staffing companies. As the Company expands into new geographical areas, it may experience difficulty attracting qualified technical consultants who have a prior relationship or familiarity with more established IT staffing companies in such areas. As a result, there can be no assurance that the Company will be able to recruit the technical consultants necessary to execute its growth strategy and a failure to do so could have a material adverse effect on the Company's results of operations and financial condition. Furthermore, although the Company has historically paid its technical consultants only when they are on assignment, AD&D, PSCI and Leardata have a substantial number of salaried technical consultants who are paid whether or not they are on assignment. Such technical consultants must be carefully monitored and managed to minimize the time they are not on assignment. A failure to manage non-chargeable time of salaried technical consultants could have a material adverse effect on the Company's results of operations and financial condition.

ACQUISITION RISKS

  A primary component of DPRC's growth strategy is the acquisition of IT staffing companies to complement and expand the Company's existing business, principally in new geographic markets. The successful implementation of this strategy is dependent on the Company's ability to identify suitable acquisition candidates, acquire such companies on suitable terms and integrate their operations with those of the Company. Although the Company has completed two acquisitions and has signed a definitive purchase agreement for a third, there can be no assurance that the Company will be able to acquire other companies on suitable terms. Moreover, other staffing companies are actively competing for acquisition candidates, which has resulted in an increase in the price of acquisition candidates. Acquisitions may also involve a number of special risks, including: (i) adverse effects on the Company's reported operating results, including increased goodwill amortization related to acquired companies and interest expense related to debt incurred to affect acquisitions; (ii) diversion of management attention; (iii) risks associated with unanticipated problems, liabilities or contingencies resulting from acquisitions and entries into new geographic markets; (iv) difficulties related to the integration of acquired businesses, some of which may have different cultures, operating strategies, margins or business risks; and (v) increased general and administrative expenses incidental to the Company's expansion into new geographic markets. For example, the Company is evaluating an acquisition candidate that actively recruits technical consultants from outside the United States. The acquisition of such a company could entail additional risks, including risks related to regulatory compliance, possible changes in immigration law and the maintenance of new recruiting relationships or affiliations. The occurrence of some or all of the events described in these risks could have a material adverse effect on the Company's operations and financial performance.

  The Company intends, when possible, to use its Common Stock to pay all or a portion of the purchase price for future acquisitions. In the event that the Company's Common Stock does not maintain sufficient value or potential acquisition candidates are unwilling to accept the Company's Common Stock as consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to continue its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. There can be no assurance that such capital will be available on acceptable terms. If the Company is unable to obtain sufficient financing, it may be unable to implement its growth strategy fully. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Growth Strategy" and "-- Competition."

DEVELOPMENT OF NEW BRANCHES

  The Company's growth strategy involves the internal development of new branches as well as the acquisition of existing businesses. The successful development of new branches is dependent on a number of factors, many of which are beyond the Company's control, including the Company's ability to: (i) hire, integrate and retain qualified managers in existing markets as well as markets in which the Company has no prior operating experience; (ii) apply its management practices to a significantly larger and geographically dispersed organization; (iii) initiate and develop new client relationships; (iv) hire, integrate and retain qualified technical consultants; and (v) identify suitable locations for new branches. There can be no assurance that the Company will be able to implement successfully any of the above components of its strategy. See "Business -- Growth Strategy" and "Management."

RISKS ASSOCIATED WITH YEAR 2000 CONVERSION EFFORTS

  According to industry sources, as the year 2000 approaches, 60% to 90% of all date sensitive computer applications will fail because they are unable to process dates properly beyond December 31, 1999. This will require businesses to devote substantial resources to converting their information systems over the next three years. This conversion process is time and labor intensive and will, in many cases, be outsourced to specialists. The Company anticipates that the competition for technical consultants will increase substantially as companies begin to hire technical consultants to perform services to implement Year 2000 conversions. Such increased competition could materially and adversely affect the Company's ability to attract and retain qualified technical consultants in the future. The Company also anticipates that many of its clients and prospective clients will devote substantial resources to Year 2000 conversion efforts. Although the Company has recently begun to offer Year 2000 services to assist clients in their conversion efforts, clients may postpone other information systems projects pending completion of their Year 2000 conversions. This could adversely affect the demand for more traditional services. In addition, competitors offering Year 2000 services may be able to obtain other assignments from clients previously served exclusively by the Company or may provide solutions which give them an advantage in competing for new clients.

DEPENDENCE ON CERTAIN CLIENTS; INDUSTRY AND GEOGRAPHIC CONCENTRATION

  The Company's ten largest clients accounted for 60.3% of its revenues in fiscal 1996, with Nissan Motor Corporation USA accounting for 10.2% of its revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." A significant decrease in demand by, or the loss of, a large client could have a substantial adverse effect on the Company's revenues and results of operations. Furthermore, revenues from any one client often vary materially from period to period. Although the Company strives to build long-term relationships with its clients, it does not generally have long-term contractual arrangements with them, and services are usually provided on an assignment-by-assignment basis. In addition, the Company's contracts are normally cancelable by the client at any time without penalty.

  The Company's business is dependent in part on the economic strength of its clients. While the Company serves a large number of clients in a range of industry groups, approximately 41.5% of the Company's revenues in fiscal 1996 were derived from six foreign automobile and motorcycle manufacturers with operations in Southern California. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Regulatory changes which adversely affect this industry group could have an adverse effect on the Company's revenues and profitability. Similarly, a substantial deterioration in general economic conditions in Southern California could adversely affect the Company.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a large extent upon the efforts and abilities of Mary Ellen Weaver, Chairman of the Board and Chief Executive Officer, and David M. Connell, President and Chief Operating Officer. The loss of either of these individuals could have an adverse effect on the Company's operations, including the Company's ability to establish and maintain client relationships. See "Management."

COMPETITION

  The IT staffing industry is highly competitive. The Company competes for both clients and qualified technical consultants with a variety of companies, including other IT staffing companies, national and regional accounting and management consulting firms and independent contractors. Several traditional staffing companies, which have historically emphasized the placement of clerical and other less highly skilled personnel on short-term assignments, have begun to provide services competitive with those provided by the Company. The Company also competes for technical consultants with the IT staffs of its clients and potential clients. In addition, the Company competes with other staffing companies for acquisition candidates.

  Several of the Company's competitors are substantially larger than the Company and have greater financial and other resources. Several of such competitors have also been in business much longer than the Company and have significantly greater name recognition throughout the United States, including the geographic areas in which the Company operates and into which it intends to expand. Accordingly, such companies are often able to meet a broader range of a client's temporary personnel needs, serve a broader geographic range than the Company, and compete more effectively for national accounts. There can be no assurance that the Company will be able to compete successfully with its existing and future competitors. See "Business -- Competition."

EMPLOYMENT LIABILITY RISKS

  Providers of staffing services employ and place people in the workplaces of other businesses. Risks inherent in such activity include possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, theft of client property, other criminal activity or torts and other claims. While the Company has not historically experienced any material claims of these types, there can be no assurance that the Company will not experience such claims in the future.

CONTROL OF THE COMPANY

  After the Offering and the completion of the Pending Leardata Acquisition, Ms. Weaver will control the vote of approximately 24.9% of the outstanding shares of Common Stock (23.7% if the over-allotment option is exercised in full) and Riordan, Lewis & Haden ("RLH"), a private investment firm which made an investment in the Company prior to the IPO, will control the vote of 16.9% of the outstanding shares of Common Stock (16.5% if the over-allotment option is exercised in full). While not controlling a majority of the outstanding shares, Ms. Weaver and RLH will be the two largest shareholders of the Company and will have significant influence with respect to the election of directors and other issues submitted to the Company's shareholders. Such concentration of ownership could also have the effect of making it more difficult for a third party to acquire control of the Company and may discourage third parties from attempting to do so. See "Principal and Selling Shareholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise equity capital. The Company can make no prediction as to the effect, if any, that sales of shares of its Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time or on the Company's ability to sell equity securities or equity-related securities at times and prices that it deems appropriate. See "Shares Eligible for Future Sale."

ABILITY TO ISSUE PREFERRED STOCK WITHOUT FURTHER SHAREHOLDER APPROVAL

  The Company's Articles of Incorporation permit the Board of Directors to establish the rights, preferences, privileges and restrictions of, and to issue shares of Preferred Stock without any further vote or action by the Company's shareholders. The issuance of Preferred Stock could adversely affect the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock has fluctuated over a broad range since the completion of the IPO in March 1996. Numerous factors, including announcements of fluctuations in the Company's or its competitors' operating results and market conditions for IT staffing or computer services industry stocks in general, could have a significant impact on the future price of the Common Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (assuming an offering price of $18.25 per share), after deducting the underwriting discount and estimated offering expenses, are estimated to be $34.2 million ($39.1 million if the Underwriters' over-allotment option is exercised in full). Approximately $6.5 million of the net proceeds will be used to repay in full the outstanding balance under the Company's existing credit facility, which amount the Company expects to borrow under such facility in order to pay a portion of the cash purchase price of the Pending Leardata Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." The Company intends to use the remaining net proceeds (approximately $27.7 million) for future acquisitions, the opening of new offices, working capital and other general corporate purposes. See "Business -- Growth Strategy." Pending such uses, the net proceeds will be invested in short-term, investment grade, interest-bearing securities.

  The Company continually reviews and evaluates acquisition candidates to complement and expand its existing business, and is at various stages of evaluation and discussion with a number of such candidates. The Company has not entered into a definitive purchase agreement with respect to any acquisition candidate other than Leardata, and no portion of the net proceeds has been allocated to specific acquisitions; however, it is possible that a substantial portion of the net proceeds will be used for one or more of such acquisitions.

  The net proceeds to be received by the Selling Shareholder from the sale of the 200,000 shares of Common Stock offered hereby, after deducting the underwriting discount, will be $3.5 million ($4.3 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholder.

                          PRICE RANGE OF COMMON STOCK

  The Company completed the IPO in March 1996 at a price per share of $14.00. The Common Stock is traded on the Nasdaq National Market under the symbol "DPRC." The following table sets forth the reported high and low sales prices of the Common Stock for the quarters indicated as reported on the Nasdaq National Market:

                                                                High      Low
                                                                ----    -------
     FISCAL YEAR 1996
     Third Quarter (from March 6, 1996)........................ $28 1/4 $18 3/8
     Fourth Quarter............................................  29 1/2  16
     FISCAL YEAR 1997
     First Quarter............................................. $24 7/8 $16
     Second Quarter (through December 20, 1996)................   22     15 1/2

  The closing price of the Common Stock on December 20, 1996 was $18.25 per share. As of December 16, 1996, there were approximately 36 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions in respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant.

                                CAPITALIZATION

  The following table sets forth: (i) the historical capitalization of the Company as of October 31, 1996; (ii) the pro forma capitalization of the Company as of October 31, 1996 giving effect to the PSCI Acquisition and the Pending Leardata Acquisition as if such transactions had occurred on October 31, 1996; and (iii) the pro forma combined capitalization of the Company as further adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Pro Forma Combined Condensed Financial Information."

                                                       October 31, 1996
                                               --------------------------------
                                                                      Pro Forma
                                                                         As
                                               Actual    Pro Forma    Adjusted
                                               ------- -------------- ---------
                                                       (In thousands)
Total debt (1)................................ $   --     $ 6,500      $   --
Shareholders' equity:
  Preferred stock: 2,000,000 shares autho-
   rized; no shares issued and outstanding as
   of October 31, 1996, actual, pro forma and
   pro forma as adjusted......................     --         --           --
  Common stock: 20,000,000 shares authorized;
   7,492,321 shares issued and outstanding as
   of October 31, 1996; 7,792,321 shares
   issued and outstanding, pro forma; and
   9,792,321 shares issued and outstanding,
   pro forma as adjusted (2)..................  36,996     40,861       75,086
  Additional paid-in capital..................   1,636      1,636        1,636
  Retained earnings...........................   1,523      1,523        1,523
                                               -------    -------      -------
  Total shareholders' equity..................  40,155     44,020       78,245
                                               -------    -------      -------
    Total capitalization...................... $40,155    $50,520      $78,245
                                               =======    =======      =======

--------
(1) Pro forma total debt as of October 31, 1996 reflects $6.5 million of borrowings under the Company's existing credit facility to be drawn in connection with the Pending Leardata Acquisition. Although the Company has sufficient cash and cash equivalents to pay the entire cash portion of the purchase price for the Pending Leardata Acquisition, the Company intends to draw $6.5 million under such facility to pay a portion of the cash purchase price of such acquisition. The $6.5 million in borrowings will be repaid with the proceeds of the Offering.

(2) Actual, pro forma and pro forma as adjusted shares outstanding as of October 31, 1996 exclude shares of Common Stock issuable upon exercise of options outstanding under the Company's 1994 Stock Option Plan. As of November 30, 1996, there were 811,720 shares of Common Stock issuable upon exercise of outstanding options under the Company's 1994 Stock Option Plan with a weighted average exercise price of $10.30 per share. Also, includes an estimated 266,000 shares of Common Stock to be issued in connection with the consummation of the Pending Leardata Acquisition, plus an estimated 34,000 shares to be issued at such closing as an adjustment for cash on hand.

                            SELECTED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected historical financial data set forth below as of and for the fiscal years ended July 31, 1992, 1993, 1994, 1995 and 1996 have been derived from the audited financial statements of the Company. The selected historical financial data as of October 31, 1996 and for the three months ended October 31, 1995 and 1996 have been derived from the unaudited financial statements of the Company, which include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the results of operations for the periods presented. The results of operations for the three months ended October 31, 1996 are not necessarily indicative of results that may be expected for the Company's fiscal year ending July 31, 1997. The pro forma balance sheet data as of October 31, 1996 gives effect to the PSCI Acquisition and the Pending Leardata Acquisition as if such transactions had occurred on October 31, 1996. The pro forma as adjusted balance sheet further adjusts the pro forma balance sheet to give effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. The following information should be read in conjunction with the Financial Statements and Notes thereto, "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                         Three Months
                                Fiscal Year Ended July 31,             Ended October 31,
                          -------------------------------------------  -----------------
                           1992     1993     1994     1995     1996     1995 (1)   1996
                          -------  -------  -------  -------  -------  --------- -------
STATEMENT OF INCOME
DATA:
Revenues................  $20,621  $23,163  $34,165  $49,558  $58,145   $13,954  $20,134
Cost of professional
services................   17,927   19,397   28,047   40,082   45,918    11,035   15,434
                          -------  -------  -------  -------  -------   -------  -------
Gross margin............    2,694    3,766    6,118    9,476   12,227     2,919    4,700
Selling, general and
 administrative expenses
 (2)....................    2,530    3,648    5,581    5,769    6,719     1,491    2,853
                          -------  -------  -------  -------  -------   -------  -------
Operating income........      164      118      537    3,707    5,508     1,428    1,847
Interest (expense)
income, net.............     (128)    (113)    (401)    (764)    (162)     (159)     202
                          -------  -------  -------  -------  -------   -------  -------
Income before provision
 for income taxes.......       36        5      136    2,943    5,346     1,269    2,049
Provision for income
taxes...................       11        4       56    1,205    2,096       516      801
                          -------  -------  -------  -------  -------   -------  -------
Net income(3)...........  $    25  $     1  $    80  $ 1,738  $ 3,250   $   753  $ 1,248
                          =======  =======  =======  =======  =======   =======  =======
Net income per share(3).                                      $  0.54   $  0.15  $  0.16
                                                              =======   =======  =======
Weighted average common
 and common equivalent
 shares (4).............                                        6,039     4,926    7,864

                                      July 31,                         October 31, 1996
                         ------------------------------------- ---------------------------------
                                                                                      Pro Forma
                                                                                          As
                          1992   1993   1994    1995    1996   Actual  Pro Forma (5) Adjusted (6)
                         ------ ------ ------  ------  ------- ------- ------------  -----------
BALANCE SHEET DATA:
Cash and cash
equivalents............. $    1 $   27 $   25  $  248  $21,855 $22,945   $10,373       $38,098
Working capital.........    664    817    267   1,833   26,901  28,105    18,560        46,285
Total assets............  2,851  3,487  5,638   7,623   44,029  44,895    57,050        84,775
Total debt (7) .........    600    750  6,185   4,305      --      --      6,500           --
Series A Convertible
 Preferred Stock (8)....    --     --     --    1,485      --      --        --            --
Shareholders' equity
 (deficit) (8)(9).......    216    217 (4,524) (2,878)  40,036  40,155    44,020        78,245

--------
(1) The AD&D Acquisition was completed on July 1, 1996. Consequently, the Statement of Income Data for the three months ended October 31, 1996 (which includes the acquired operations for the entire period) are not directly comparable to the Statement of Income Data for the three months ended October 31, 1995. See "Pro Forma Combined Condensed Financial Information."

(2) Selling, general and administrative expenses for fiscal 1992, 1993 and 1994 include management fees of $765,000, $820,000 and $586,000, respectively, which were paid to a management company controlled by one of the founders of the Company. This management fee was terminated in February 1994 upon the redemption of such founder's ownership interest in the Company. Selling, general and administrative expenses for fiscal 1992, 1993, 1994 and 1995 also include compensation paid to Ms. Weaver of $815,000, $975,000, $1.7 million and $921,000, respectively. Effective
    March 1995, Ms. Weaver's annual compensation was significantly reduced. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management -- Compensation."

(3) Assuming the issuance of 356,000 shares of Common Stock by the Company which would be necessary to generate gross proceeds sufficient to repay the pro forma outstanding debt of $6.5 million and the elimination of all interest expense, net of tax, associated therewith, supplemental net income and supplemental net income per share for the fiscal year ended July 31, 1996 and the three months ended October 31, 1996 would be $4.1 million and $0.60 and $1.5 million and $0.17, respectively.

(4) Weighted average common and common equivalent shares gives effect to the assumed exercise of all outstanding stock options using the treasury method. See Note 2 of Notes to Financial Statements of the Company included elsewhere in this Prospectus.

(5) The Pro Forma Balance Sheet Data as of October 31, 1996 gives effect to the PSCI Acquisition and the Pending Leardata Acquisition as if such transactions had occurred on October 31, 1996. See "Pro Forma Combined Condensed Financial Information."

(6) The Pro Forma As Adjusted Balance Sheet Data as of October 31, 1996 further adjusts the Pro Forma Balance Sheet Data to give effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby at an estimated offering price of $18.25 per share of Common Stock and the application of the estimated net proceeds therefrom. See " Use of Proceeds," "Capitalization" and "Pro Forma Combined Condensed Financial Information."

(7) Does not include working capital borrowings under the Company's prior revolving credit facility, which were $1.4 million, $1.7 million, $2.4 million and $836,000 at July 31, 1992, 1993, 1994 and 1995, respectively. Pro Forma Balance Sheet Data as of October 31, 1996 reflects $6.5 million of borrowings under the Company's existing credit facility to be drawn in connection with the Pending Leardata Acquisition. Although the Company has sufficient cash and cash equivalents to pay the entire cash portion of the purchase price for the Pending Leardata Acquisition, the Company intends to draw $6.5 million under such facility to pay a portion of the cash purchase price of such acquisition. The $6.5 million in borrowings will be repaid with the proceeds of the Offering.

(8) The outstanding shares of Series A Convertible Preferred Stock were subject to mandatory redemption by the Company at any time after March 2005 upon the request of the holders of a majority of such shares then outstanding. Consequently, such shares were not included in actual shareholders' equity (deficit) at July 31, 1995. Such shares automatically converted into 592,000 shares of Common Stock immediately prior to the consummation of the IPO.

(9) The Company recorded a charge to retained earnings of $4.8 million in February 1994 in connection with the redemption of all shares of Common Stock not owned by Ms. Weaver.

              PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
                                  (UNAUDITED)

  The unaudited pro forma combined condensed statement of income for the fiscal year ended July 31, 1996 gives effect on a purchase accounting basis to the Acquisitions as if they had occurred on August 1, 1995 and has been prepared by combining the statement of income of DPRC for the fiscal year ended July 31, 1996 with the statement of income of ADD Consulting, Inc. for the 11 months ended June 30, 1996 (the day prior to the consummation of the AD&D Acquisition), the statements of income of PSCI and Leardata for the 12 months ended June 30, 1996.

  The unaudited pro forma combined condensed statement of income for the three months ended October 31, 1996 gives effect on a purchase accounting basis to the PSCI Acquisition and the Pending Leardata Acquisition as if such transactions had occurred on August 1, 1995 and has been prepared by combining the Company's statement of income for the three months ended October 31, 1996 with the statements of income for PSCI and Leardata for the three months ended September 30, 1996.

  The unaudited pro forma combined condensed balance sheet as of October 31, 1996 has been prepared to give pro forma effect to the PSCI Acquisition and the Pending Leardata Acquisition as if such transactions had occurred on October 31, 1996 and has been prepared by combining the Company's balance sheet as of October 31, 1996 with the balance sheets of PSCI and Leardata as of September 30, 1996 and giving effect to the preliminary purchase price allocation.

  The pro forma combined condensed adjustments are based on management's preliminary assumptions regarding purchase accounting adjustments. The actual allocation of the purchase price will be adjusted to the extent that actual amounts differ from management's estimates in accordance with Statement of Financial Accounting Standards (SFAS) No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises.

  Certain data and notes normally included in financial statements in accordance with generally accepted accounting principles have been condensed or omitted. The unaudited pro forma statements of income are not necessarily indicative of the results which would have occurred if the Acquisitions had been consummated as of such dates, nor do they purport to represent the results of operations of the Company for any future period. The pro forma combined condensed financial information should be read in conjunction with the Notes thereto and with the Financial Statements and Notes thereto for the Company, ADD Consulting, Inc. (including its predecessor, AD&D Acquisition, Inc.) and Leardata included elsewhere in this Prospectus and the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                                  (UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                    Fiscal Year Ended July 31, 1996
                         ----------------------------------------------------------
                                                             Pro Forma    Pro Forma
                          DPRC     AD&D     PSCI   Leardata Adjustments   Combined
                         -------  -------  ------  -------- -----------   ---------
Revenues................ $58,145  $12,515  $8,012  $15,164    $  (369)(a)  $93,467
Cost of professional
 services...............  45,918    8,950   6,220   10,327       (300)(a)   71,115
                         -------  -------  ------  -------    -------      -------
Gross margin............  12,227    3,565   1,792    4,837        (69)      22,352
Selling, general and
 administrative
 expenses...............   6,719    3,103   1,407    2,843        (19)(b)   14,053
                         -------  -------  ------  -------    -------      -------
Operating income........   5,508      462     385    1,994        (50)       8,299
Interest (expense)
 income, net............    (162)     (37)    (73)      70     (1,279)(c)   (1,481)
                         -------  -------  ------  -------    -------      -------
Income before provision
 for income taxes.......   5,346      425     312    2,064     (1,329)       6,818
Provision for income
 taxes..................   2,096      --      --       711        189 (d)    2,996
                         -------  -------  ------  -------    -------      -------
Net income.............. $ 3,250  $   425  $  312  $ 1,353    $(1,518)     $ 3,822
                         =======  =======  ======  =======    =======      =======
Net income per share.... $  0.54                                           $  0.59
                         =======                                           =======
Weighted average common
 and common equivalent
 shares ................   6,039                                             6,478(e)


                                   Three Months Ended October 31, 1996
                              -----------------------------------------------
                                                        Pro Forma   Pro Forma
                               DPRC    PSCI   Leardata Adjustments  Combined
                              ------- ------  -------- -----------  ---------
Revenues..................... $20,134 $2,735   $4,256     $ --       $27,125
Cost of professional
 services....................  15,434  2,117    2,918       --        20,469
                              ------- ------   ------     -----      -------
Gross margin.................   4,700    618    1,338       --         6,656
Selling, general and
 administrative expenses.....   2,853    402      796       100 (b)    4,151
                              ------- ------   ------     -----      -------
Operating income.............   1,847    216      542      (100)       2,505
Interest (expense) income,
 net.........................     202    (16)      20      (247)(c)       41
                              ------- ------   ------     -----      -------
Income before provision for
 income taxes................   2,049    200      562      (347)       2,464
Provision for income taxes...     801    --       191        50 (d)    1,042
                              ------- ------   ------     -----      -------
Net income................... $ 1,248 $  200   $  371     $(397)     $ 1,422
                              ======= ======   ======     =====      =======
Net income per share......... $  0.16                                $  0.17
                              =======                                =======
Weighted average common and
 common equivalent shares....   7,864                                  8,164(e)


  See Accompanying Notes to Pro Forma Combined Condensed Statements of Income.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  (UNAUDITED)

                                 (IN THOUSANDS)


                                             October 31, 1996
                               -----------------------------------------------
                                                                        Pro
                                                        Pro Forma      Forma
                                DPRC    PSCI  Leardata Adjustments    Combined
                               ------- ------ -------- -----------    --------
ASSETS
Current assets:
 Cash and cash equivalents.... $22,945 $  --   $2,286   $(14,858)(f)  $10,373
 Accounts receivable, net.....   9,232  1,910   2,773        (70)(g)   13,845
 Other current assets.........     668     23     161        --           852
                               ------- ------  ------   --------      -------
Total current assets..........  32,845  1,933   5,220    (14,928)      25,070
Property, net.................     765     29     221        --         1,015
Other assets..................     196      7     --         --           203
Intangible assets.............  11,089    --      --      19,673 (h)   30,762
                               ------- ------  ------   --------      -------
                               $44,895 $1,969  $5,441   $  4,745      $57,050
                               ======= ======  ======   ========      =======
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Total current liabilities..... $ 4,740 $  509  $  314   $    947 (i)  $ 6,510
Deferred Taxes................     --     --       20        --            20
Long-term debt................     --     639     --        (639)(j)    6,500
                                                           6,500 (f)
Shareholders' equity:
 Preferred stock..............     --     --      387       (387)(k)      --
 Common stock.................  36,996     16       3      3,846 (k)   40,861
 Additional paid-in capital...   1,636    --      173       (173)(k)    1,636
 Due from shareholders........     --     --     (107)       107 (f)      --
 Retained earnings............   1,523    805   4,651     (5,456)(k)    1,523
                               ------- ------  ------   --------      -------
  Total shareholders' equity..  40,155    821   5,107     (2,063)      44,020
                               ------- ------  ------   --------      -------
                               $44,895 $1,969  $5,441   $  4,745      $57,050
                               ======= ======  ======   ========      =======


  See accompanying Notes to Pro Forma Combined Condensed Financial Statements.

          NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                  FOR THE FISCAL YEAR ENDED JULY 31, 1996 AND
                  FOR THE THREE MONTHS ENDED OCTOBER 31, 1996
                                  (UNAUDITED)

(a) The pro forma adjustment represents the elimination of certain revenues and expenses of the Denver branch office of PSCI which was closed prior to the acquisition date.
(b) The pro forma adjustment is comprised of various adjustments to selling, general and administrative expenses follows:

                                       FISCAL YEAR ENDED      THREE MONTHS
                                         JULY 31, 1996   ENDED OCTOBER 31, 1996
                                       ----------------- ----------------------
  AD&D:
   Expenses associated with
   development stage business not
   acquired...........................     $(696,000)           $    --
   Compensation in excess of
   employment agreements .............      (138,000)                --
   Amortization expense of acquired
   goodwill...........................       495,000                 --
  PSCI:
   Elimination of certain expenses of
    the Denver
    branch office of PSCI which was
    closed prior to acquisition.......      (135,000)                --
   Amortization expense of acquired
   goodwill...........................       148,000              37,000
  Leardata:
   Compensation in excess of
    employment agreements.............      (333,000)            (97,000)
   Amortization expense of acquired
    goodwill..........................       640,000             160,000
                                           ---------            --------
                                           $ (19,000)           $100,000
                                           =========            ========

(c) The pro forma adjustment relates to reduced interest income or additional interest expense associated with the use of cash or additional borrowings for the purchase of each of the Acquisitions.
(d) The pro forma adjustment represents the additional income tax expense associated with the Acquisitions and the corresponding pro forma adjustments.
(e) The pro forma adjustment for the fiscal year ended July 31, 1996 represents the estimated issuance of 300,000 shares of Common Stock in the Pending Leardata Acquisition and 139,444 of the 152,121 shares of Common Stock issued in the AD&D Acquisition. The pro forma adjustment for the three months ended October 31, 1996 represents the estimated issuance of 300,000 shares of Common Stock in the Pending Leardata Acquisition.
(f) The pro forma adjustment is comprised of various adjustments to cash and cash equivalents as follows:

   Cash paid for the PSCI Acquisition............................ $ (4,900,000)
   Cash to be paid for the Pending Leardata Acquisition..........  (16,565,000)
   Cash proceeds to be borrowed under the Credit Agreement in conjunction with the consummation of the Pending Leardata
    Acquisition..................................................    6,500,000
   Repayment of Leardata stockholder notes.......................      107,000
                                                                  ------------
                                                                  $(14,858,000)
                                                                  ============

(g) The pro forma adjustment is to conform accounting policies for the allowance for doubtful accounts.
(h) The pro forma adjustment represents the allocation of the excess of the purchase price over net assets acquired of $3.7 million for the PSCI Acquisition and $16.0 million for the Pending Leardata Acquisition to goodwill.
(i) The pro forma adjustment consists of the following adjustments to current liabilities:

   Accruals for estimated acquisition costs associated with the PSCI
    Acquisition and the Pending Leardata Acquisition.................. $800,000
   Adjustments to conform accounting policies.........................  147,000
                                                                       --------
                                                                       $947,000
                                                                       ========

(j) The pro forma adjustment is comprised of $639,000 of debt not assumed in the PSCI Acquisition.
(k) The pro forma adjustment includes the estimated value of the stock to be issued in the Pending Leardata Acquisition of $3.9 million and the elimination of the equity accounts of PSCI and Leardata.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Early in fiscal 1994, the Company began to implement a growth strategy which has had a significant impact on the Company's financial condition and results of operations. As part of this strategy, the Company hired a new President and Chief Operating Officer and added other personnel to strengthen the Company's financial, marketing and operating infrastructure. In addition, the Company opened new branch offices in Denver and Seattle. These strategic initiatives contributed to an increase in the Company's revenues from $23.2 million in fiscal 1993 to $58.1 million in fiscal 1996.

  In July 1996, the Company completed its first acquisition by acquiring AD&D, with branches in Omaha and Kansas City. In September 1996, the Company opened an office in Des Moines completing a planned expansion by AD&D. Additionally, in November 1996, the Company acquired an office in Phoenix through its acquisition of PSCI. Upon the completion of the Pending Leardata Acquisition, which is scheduled for January 1997, the Company will acquire an office in Dallas and will have ten offices in eight states. Completion of the Pending Leardata Acquisition will enhance the Company's geographical presence by adding 130 technical consultants in approximately 30 states. Although Leardata is headquartered in Dallas, approximately 71% of its revenue is generated from services performed in states other than Texas.

  Since the Company began to implement its growth strategy, it has also taken a number of steps to increase revenue growth, improve margins and enhance overall financial performance. The Company has expanded its service offerings to include networking and communications, help desk support, intranet and internetworking and similar services which, while generally requiring lesser skilled technical consultants, often provide higher gross margins. The Company's strategy of geographic expansion is designed to improve operating results by increasing revenues without a proportional increase in general and administrative expenses and by permitting the Company to enter markets which may be less competitive than the markets currently served by the Company.

  Substantially all of the Company's revenues are based on the hourly billings of its technical consultants and are recognized as services are provided. The average billing rate as of October 31, 1996 was approximately $54 per hour. Billing rates vary from market to market and are determined according to the skill level of the technical consultant assigned to the client. Although the Company has historically paid its technical consultants only when they were actually on assignment with a client, a significant number of the consultants added, or to be added, through the Acquisitions are salaried employees who are paid whether or not they are on assignment. Typically, the gross margins associated with such salaried consultants are higher than for consultants who are paid only when they are on assignment.

  Although the Company serves a large number of clients in a broad range of industry groups, approximately 41.5% of the Company's revenues in fiscal 1996 were derived from six foreign automobile and motorcycle manufacturers with operations in Southern California, with one such client representing 10.2% of revenues and another representing 8.8% of revenues. On an unaudited pro forma basis, giving effect to the Acquisitions as if they had occurred on August 1, 1995, approximately 25.2% of the Company's pro forma revenues in fiscal 1996 would have been derived from these six manufacturers, the largest of which would have represented 6.2% of revenues. Approximately 60.3% of the Company's fiscal 1996 revenues were derived from its ten largest clients (37.9% giving pro forma effect to the Acquisitions). A significant increase or decrease in demand by a large client could have a substantial effect on the Company's revenues, and revenues from any one client can vary materially from period to period.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following table presents certain unaudited quarterly financial information for each of the Company's last nine fiscal quarters. In the opinion of the Company's management, this quarterly information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. The Company's quarterly results have in the past been subject to fluctuations, and thus, the operating results for any quarter are not necessarily indicative of results for any future period.


                                                              Quarter Ended
                              -----------------------------------------------------------------------------
                                        Fiscal 1995                      Fiscal 1996
                              -------------------------------- -------------------------------- Fiscal 1997
                              10/31/94 1/31/95 4/30/95 7/31/95 10/31/95 1/31/96 4/30/96 7/31/96  10/31/96
                              -------- ------- ------- ------- -------- ------- ------- ------- -----------
                                                             (In thousands)
SELECTED STATEMENT OF INCOME
 DATA:
Revenues....................  $11,113  $11,360 $12,780 $14,305 $13,954  $13,246 $14,815 $16,130   $20,134
Cost of professional
 services...................    9,081    9,025  10,338  11,638  11,035   10,433  11,780  12,670    15,434
                              -------  ------- ------- ------- -------  ------- ------- -------   -------
Gross margin................    2,032    2,335   2,442   2,667   2,919    2,813   3,035   3,460     4,700
Selling, general and
 administrative
 expenses (1)...............    1,291    1,403   1,434   1,641   1,491    1,744   1,606   1,878     2,853
                              -------  ------- ------- ------- -------  ------- ------- -------   -------
Operating income............      741      932   1,008   1,026   1,428    1,069   1,429   1,582     1,847
Net income .................  $   317  $   429 $   478 $   514 $   753  $   542 $   823 $ 1,132   $ 1,248

--------
(1) Selling, general and administrative expenses for the fiscal quarters ended October 31, 1994, January 31, 1995, April 30, 1995 and July 31, 1995
    include compensation for Ms. Weaver of $314,000, $213,000, $248,000 and $146,000, respectively. Effective March 1995, Ms. Weaver's compensation was significantly reduced. See "Management -- Compensation."

  Demand for the Company's services is generally lower in the quarter ending January 31 due to reduced activity during the holiday season and a lower number of working days for those clients that curtail operations between Christmas and New Years Day. The Company anticipates that its business will continue to be subject to such seasonal variations.

RESULTS OF OPERATIONS

  The following table sets forth the percentage of revenues represented by certain items in the Company's statement of income for the indicated periods:

                                                                      Three
                                                                     Months
                                              Fiscal Year Ended       Ended
                                                  July 31,         October 31,
                                              -------------------  ------------
                                              1994   1995   1996   1995   1996
                                              -----  -----  -----  -----  -----
SELECTED STATEMENT OF INCOME DATA:
Revenues....................................  100.0% 100.0% 100.0% 100.0% 100.0%
Cost of professional services...............   82.1   80.9   79.0   79.1   76.7
                                              -----  -----  -----  -----  -----
Gross margin................................   17.9   19.1   21.0   20.9   23.3
Selling, general and administrative expenses
 (1)........................................   16.3   11.6   11.5   10.7   14.2
                                              -----  -----  -----  -----  -----
Operating income ...........................    1.6    7.5    9.5   10.2    9.2
Net income .................................    0.2    3.5    5.6    5.4    6.2

--------
(1) Selling, general and administrative expenses for fiscal 1994 and part of fiscal 1995 include compensation for Ms. Weaver of $1.7 million (5.0% of revenues) and $921,000 (1.9% of revenues), respectively. Effective March 31, 1995, Ms. Weaver's compensation was significantly reduced. See "Management -- Compensation."

THREE MONTHS ENDED OCTOBER 31, 1996 COMPARED TO THREE MONTHS ENDED OCTOBER 31, 1995

  Revenues. Revenues increased $6.2 million, or 44.3%, to $20.1 million for the three months ended October 31, 1996 as compared to $14.0 million for the three months ended October 31, 1995. This increase resulted primarily from the contribution of revenues from AD&D (acquired in July 1996), the Denver branch (opened in November 1995) and the Seattle branch (opened in June 1996), and from the Company's existing clients due to: (i) new IT projects; (ii) increased demand in the networking and communications market; and (iii) a broadening of the services being provided. These increases were partially offset by the performance of the San Francisco branch which contributed $518,000 to revenues for the three months ended October 31, 1996, down from $697,000 in the comparable period in the prior year.

  Gross Margin. Gross margin increased $1.8 million, to $4.7 million, for the three months ended October 31, 1996, as compared to $2.9 million for the three months ended October 31, 1995. As a percentage of revenues, gross margin increased to 23.3%, as compared to 20.9% for the same period in the prior year. This gross margin percentage improvement reflects higher gross margins from AD&D due to its higher mix of salaried consultants, the opening of the branch offices in Denver, Seattle and Des Moines which are generating higher gross margins than those in the core market, the gross margin improvement program in existing markets and a change in service mix, with an increased component of higher gross margin client/server and networking and communications services in the three months ended October 31, 1996 than in the prior year period.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately $1.4 million, to $2.9 million, for the three months ended October 31, 1996, as compared to $1.5 million for the three months ended October 31, 1995. Selling, general and administrative expenses also increased as a percentage of revenues to 14.2% for the three months ended October 31, 1996, as compared to 10.7% for the prior year period. This increase primarily resulted from investment in additional management personnel and corporate infrastructure required to support planned Company growth and, to a lesser extent, resulted from occupancy costs and higher recruiting and sales personnel expenses related to three branch openings and amortization of intangible assets related to the AD&D Acquisition.

  Operating Income. Operating income increased $419,000, or 29.3%, to $1.8 million for the three months ended October 31, 1996 from $1.4 million for the same period in fiscal 1996. As a percentage of revenues, however, operating income decreased to 9.2% for the three months ended October 31, 1996 as compared to 10.2% for the three months ended October 31, 1995 reflecting the increase in selling, general and administrative expenses as a percentage of revenues, offset, in part, by the gross margin improvement.

  Interest (Expense) Income, Net. The Company had interest income of $202,000 for the three months ended October 31, 1996 as compared to interest expense of $159,000 for the three months ended October 31, 1995 as a result of the repayment of the Company's interest bearing debt in March 1996 with a portion of the proceeds of the IPO and the investment of the remaining proceeds in interest bearing securities.

FISCAL YEAR ENDED JULY 31, 1996 COMPARED TO FISCAL YEAR ENDED JULY 31, 1995

  Revenues. Revenues increased $8.6 million, or 17.3%, to $58.1 million for fiscal 1996 as compared to $49.6 million for fiscal 1995. This increase resulted primarily from billings to new clients both in existing locations as well as the new locations in Denver and Seattle, and from increased billings to the Company's existing clients due to: (i) new IT projects; (ii) increased demand in the networking and communications market; (iii) a broadening of the services being provided; and (iv) increased demand for the most highly skilled consultants who are billed at higher hourly rates. To a lesser extent, the increase also resulted from one month of revenue from AD&D. These increases were offset, in part, by the performance of the San Francisco branch which contributed $2.2 million to revenues in fiscal 1996, down from $3.6 million in fiscal 1995.

  Gross Margin. Gross margin increased $2.8 million, to $12.2 million, for fiscal 1996 as compared to $9.5 million for fiscal 1995. As a percentage of revenues, gross margin increased for fiscal 1996 to 21.0% as compared to 19.1% for the prior year. This improvement reflects the modest price increases which the Company has been able to implement and a change in business mix, with an increased component of higher margin client/server and networking and communications services in fiscal 1996.

  Selling General and Administrative Expenses. Selling, general and administrative expenses increased approximately $1.0 million, or 16.5%, to $6.7 million for fiscal 1996, as compared to $5.8 million for fiscal 1995. As a percentage of revenues, selling, general and administrative expenses decreased to 11.5% for fiscal 1996 as compared to 11.6% for fiscal 1995. This decrease as a percentage of revenues primarily resulted from lower founder's and executive incentive compensation offset by several factors, including: (i) higher commissions as a percentage of revenues reflecting the higher commission rates paid for higher margin billings; (ii) investment in additional management personnel and corporate infrastructure required to support planned Company growth; and (iii) costs associated with the opening of new branch locations in Seattle and Denver.

  Operating Income. Operating income increased $1.8 million, or 48.6%, to $5.5 million for fiscal 1996 from $3.7 million for fiscal 1995. As a percentage of revenues, operating income increased to 9.5% for fiscal 1996 as compared to 7.5% for fiscal 1995. This increase as a percentage of revenues reflects the improvement in gross margin as a percentage of revenues, lower compensation to Ms. Weaver as a result of the change in her compensation arrangements effective in March 1995 and lower executive incentive compensation.

  Interest (Expense) Income, Net. Net interest expense decreased to $162,000 for fiscal 1996 from $764,000 for fiscal 1995 due to: (i) lower borrowing costs following the refinancing transactions in March 1995; (ii) the repayment of all interest bearing debt with a portion of the proceeds of the IPO in March 1996; and (iii) interest income in fiscal 1996 from the investment of the remaining proceeds of the IPO in interest bearing securities. These decreases in interest expense and the inclusion of interest income were offset, in part, by a write-off of $140,000 of deferred financing fees related to the repayment of the Company's bank debt in connection with the IPO.

FISCAL YEAR ENDED JULY 31, 1995 COMPARED TO FISCAL YEAR ENDED JULY 31, 1994

  Revenues. Revenues increased $15.4 million, or 45.1%, to $49.6 million for fiscal 1995 as compared to $34.2 million for fiscal 1994. Approximately half of such increase was attributable to higher billings to the Company's ten largest customers, with $3.7 million, or 23.9%, of such increase coming from increased billings to a single client. Higher demand was also experienced from several smaller clients. In addition, the San Francisco branch, in its second full year of operations, contributed approximately $3.6 million to revenues in fiscal 1995 as compared to approximately $1.1 million in fiscal 1994. Other factors which contributed to the increase in revenues were price increases and increased demand for the most highly skilled consultants who are billed at higher hourly rates.

  Gross Margin. Gross margin increased $3.4 million, to $9.5 million, for fiscal 1995 as compared to $6.1 million for fiscal 1994. As a percentage of revenues, gross margin increased for fiscal 1995 to 19.1% as compared to 17.9% for fiscal 1994. This improvement reflects price increases and improved contract administration as well as an improved business mix in fiscal 1995.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $200,000, or 3.4%, to $5.8 million for fiscal 1995 as compared to $5.6 million for fiscal 1994. As a percentage of revenues, selling, general and administrative expenses decreased to 11.6% for fiscal 1995 as compared to 16.3% for fiscal 1994. This decrease resulted from lower compensation paid to Ms. Weaver in fiscal 1995, the elimination of the management fee paid to a shareholder whose interest was repurchased in February 1994, and a reduction in expense for outside professional services due in part to the hiring of a full-time President in September 1994. In addition, legal and accounting expenses were unusually high in fiscal 1994 due to the costs incurred in the February 1994 stock repurchase. These increases were partially offset by higher staff bonuses in fiscal 1995 and an increase in administrative and temporary personnel needed in fiscal 1995 to support the growth in revenues.

  Operating Income. Operating income increased approximately $3.2 million to $3.7 million for fiscal 1995 as compared to $537,000 for fiscal 1994. As a percentage of revenues, operating income increased to 7.5% for fiscal 1995 as compared to 1.6% for fiscal 1994. This increase primarily reflects the improvement in selling, general and administrative expenses as a percentage of revenues and, to a lesser extent, the improvement in gross margin as a percentage of revenues.

  Interest (Expense) Income, Net. Interest expense increased to $764,000 for fiscal 1995 as compared to $401,000 for fiscal 1994 due to increased borrowings incurred in connection with the February 1994 repurchase of certain shares of Common Stock.

RECENTLY ISSUED ACCOUNTING STANDARDS

  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which becomes effective for fiscal years beginning after December 14, 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt this statement in fiscal 1997 as required, and its adoption is not expected to have a significant effect on reported earnings, financial condition or cash flows.

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which requires adoption of the disclosure provisions no later than years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for nonemployee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period. Pursuant to the new accounting standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but would be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting. The Company has determined that it will not change to the fair value method and will continue to use Accounting Principle Board Opinion No. 25 for measurement and recognition of employee stock-based transactions.

LIQUIDITY AND CAPITAL RESOURCES

  Cash and cash equivalents and net working capital totaled $22.9 million and $28.1 million, respectively, as of October 31, 1996. The primary sources of cash generated from operations in the three months ended October 31, 1996 were net income and an increase in income taxes payable, offset by an increase in accounts receivable, prepaid expenses and other assets.

  In October 1996, the Company obtained the Credit Agreement with Wells Fargo Bank. The Credit Agreement provides a revolving line of credit in the principal amount of $10.0 million, which bears interest at LIBOR plus 1.0% or prime, at the Company's option, and a facility in the principal amount of $10.0 million for acquisitions, which bears interest at LIBOR plus 1.25% or prime, at the Company's option. Both facilities are secured by accounts receivable and equipment. Additional pricing options and alternatives are available depending on certain financial conditions. The Credit Agreement contains various covenants, including the maintenance of defined financial ratios such as liquidity and tangible net worth. As of November 30, 1996, the Company had no outstanding borrowings under the Credit Agreement and was in compliance with such covenants.

  In November 1996, the Company acquired all of the outstanding common stock of PSCI. Under the terms of the agreement, the purchase price was approximately $4.9 million in an all cash transaction plus an earn-out based on PSCI's performance for the two months ending December 31, 1996. In January 1997, upon the completion of the Company's acquisition of Leardata, the Company will be required to pay approximately $16.6 million of the purchase price in cash. Although the Company has sufficient cash and cash equivalents to make this payment, the Company intends to borrow $6.5 million under the Credit Agreement to pay a portion of the cash purchase price of such acquisition. The $6.5 million will be repaid with the proceeds of the Offering.

  The Company anticipates that its primary uses of working capital in future periods will be for acquisitions, the internal development of new branches and the funding of increases in accounts receivable. Although the Company seeks to use its Common Stock to make acquisitions to the extent possible, a substantial portion of the purchase price for AD&D and all of the purchase price for PSCI was paid in cash, and a substantial portion of the purchase price for Leardata will be paid in cash. Future acquisition candidates may also require that all or a significant portion of the purchase price be paid in cash. The Company's ability to grow through acquisitions is dependent on the availability of suitable acquisition candidates and the terms on which such candidates may be acquired, which may be adversely affected by competition for such acquisitions. The Company cannot predict to what extent new branches will be added through acquisitions as compared to internal development.

  The Company anticipates that the opening of new branches will require an investment of approximately $150,000 to $200,000 per branch to acquire equipment and supplies and to fund operating losses for the initial nine- to 12-month period of operations which management believes will generally be required for a new branch to achieve profitability. The Company expenses the costs of opening a new branch as incurred, except for the cost of equipment and other capital assets, which are capitalized. Generally, expenditures for such capital assets for a new branch will be less than $50,000. There can be no assurance that future branches will achieve profitability within a nine- to 12-month period after opening. The Company anticipates making additional capital expenditures in connection with the development of new branch facilities in future periods and the improvement of its network and operating system infrastructure and management reporting system.

  The Company believes that the proceeds from the Offering, together with the existing cash and cash equivalents, cash flow from operations and available borrowings under the Credit Agreement, will be sufficient to meet the Company's presently anticipated working capital needs for at least the next 12 months, although the Company is evaluating various potential acquisitions which could require all or a substantial portion of the net proceeds from the Offering and could be completed within the next 12 months. To the extent the Company uses all of its cash resources for acquisitions, the Company may be required to obtain additional funds, if available, through additional borrowings or equity financings. There can be no assurance that such capital will be available on acceptable terms. If the Company is unable to obtain sufficient financing, it may be unable to implement its growth strategy fully.

                                   BUSINESS

GENERAL

  DPRC is a provider of IT staffing services to a diverse group of corporate clients. By drawing from its carefully screened database of more than 28,000 highly qualified technical consultants, the Company offers staffing solutions to meet its clients' enterprise-wide systems applications development needs. The Company's technical consultants have expertise on multiple hardware platforms utilizing a wide variety of software applications and can provide services covering all aspects of the systems applications development lifecycle, including planning, design, building and programming, implementation, maintenance and ongoing management. The Company also provides other value-added services in rapidly growing areas such as client/server architecture, WANs and LANs, help desk support, intranet and internetworking. For the 11 months ended November 30, 1996, the Company placed approximately 1,300 technical consultants on projects for approximately 230 clients. The Company currently serves its clients through the following nine offices in seven states: Newport Beach, Woodland Hills and San Francisco, California; Denver, Colorado; Seattle, Washington; Omaha, Nebraska; Kansas City, Kansas; Des Moines, Iowa; and Phoenix, Arizona. Upon the completion of the Pending Leardata Acquisition, which is scheduled to close in January 1997, the Company will also have an office in Dallas, Texas.

INDUSTRY OVERVIEW

  Over the years, businesses have become increasingly dependent on the use of IT to manage operations more efficiently and remain competitive. Important internal functions, ranging from financial reporting to production and inventory management, have become automated through the use of applications software. In addition, as information systems have become less expensive, more powerful and easier to use, the number and level of employees who use and depend upon these systems have significantly increased.

  Due to the rapid development of technology and the shift from closed, proprietary systems to open systems, many companies' computer systems incorporate a variety of hardware and software components which may span a number of technology generations. For example, a company may operate concurrently on mainframe, midrange and client/server hardware platforms running a variety of operating systems and relational databases. Systems applications development has become much more important in this environment as IT departments strive to integrate a company's information processing capabilities into a single system while providing for ever-changing functionality. In addition, in order to facilitate internal and external communications, there is a greater need for IT personnel with specific expertise in the rapidly evolving local and wide area networking and communications technologies. The rapid increase in the integration of data, voice and video has further accelerated the need for new information solutions which require specialized technical skills.

  The substantial increase in the use of sophisticated information technologies has occurred at the same time that economic factors have led to reductions in corporate workforces and a return by businesses to a focus on their core competencies. Faced with the challenge of implementing and operating more complex information systems without enlarging their corporate staffs, businesses are increasingly using IT staffing companies to supplement their IT operations. Utilizing outside IT technical consultants: (i) allows a company's management to focus on core business operations; (ii) affords greater staffing flexibility in IT departments; (iii) increases a company's ability to adapt to and keep pace with rapidly changing and increasingly complex technologies; (iv) provides access to specialized technical skills on a project-by-project basis; (v) better matches staffing levels to current needs; (vi) converts fixed labor costs into variable costs; and (vii) reduces the cost of recruiting, training and terminating employees as evolving technologies require new programming skill sets. These factors have caused IT services to be one of the fastest growing segments of the supplemental staffing industry. According to July 30, 1996 Staffing Industry Report, revenues from technical/computer temporary staffing are estimated to have grown from $5.7 billion in 1993 to an estimated $9.2 billion in 1995.

  While large, the IT staffing services industry is also highly fragmented with a large number of small businesses, many of which operate in a single geographic market. This fragmentation, combined with changing client demands and competitive pressures, has resulted in a recent trend towards industry consolidation. Faced with a desire to minimize the number of vendors, clients have begun to demand the services of large IT staffing companies capable of covering a broad geographic area and offering a full range of IT services. This has been particularly important in fulfilling the needs of large regional and national accounts. Within this more competitive environment, smaller companies may have difficulties competing due to limited service offerings, geographic concentration and a lack of sufficient working capital and management resources. As a result, many smaller companies have been acquired in recent years, and the Company believes that smaller staffing companies are becoming increasingly receptive to acquisition proposals by larger firms.

BUSINESS STRATEGY

  DPRC is dedicated to providing staffing solutions to meet its clients' systems applications development and other specialized technical needs. The Company's business strategy encompasses the following key elements, which management believes are necessary to ensure high quality standards and to achieve consistently strong financial performance:

  Recruit and Retain Qualified Technical Consultants. A key element of the Company's success is its ability to recruit and retain qualified technical consultants. Management believes that it has been successful in doing so by:
(i) offering its technical consultants competitive wages and ensuring that they are paid accurately and on time; (ii) offering its technical consultants an opportunity to purchase a comprehensive employee benefits package; and
(iii) effectively and consistently communicating with its technical consultants. The Company attracts new consultants in its established markets primarily through referrals from other technical consultants. Management believes that this reflects a high level of satisfaction of its technical consultants and results in a turnover rate for technical consultants that is lower than that of its competition, thus permitting the Company to have lower recruiting and related administrative costs than its competitors.

  Emphasize a Relationship-Oriented Approach. The Company serves as an extension of its clients' internal information systems operations and as a long-term partner to fulfill their IT staffing requirements. As a result, the Company emphasizes a relationship-oriented approach to business, rather than the transaction- or assignment-oriented approach used by many of its competitors. This emphasis begins with the Company's Chief Executive Officer and Senior Vice President, Sales and Marketing, who spend the majority of their time meeting with key clients, working with the Company's account managers and communicating with the Company's technical consultants. To develop close client relationships, the Company's regional managers and account managers regularly meet with both existing and prospective clients to help design solutions for and identify the resources needed to execute their IT strategies. The Company's account managers also maintain close communications with their clients during each project and on an ongoing basis after its completion. The Company believes that this relationship-oriented approach results in greater client satisfaction and reduced business development expense.

  Focus on Improving Margins. The Company constantly seeks opportunities to enhance its profit margins by offering services for which higher margins can be obtained and by reducing costs. For example, in recent years the Company has begun to provide value-added technology practices, such as client/server architecture, WANs and LANs, help desk support, intranet and internetworking. In addition, the Company has identified, targeted and expanded to geographic markets which provide relatively greater profitability than the highly competitive California market. The Company also actively seeks acquisition candidates with gross margins that are at least comparable to the Company's margins. Finally, the Company focuses on enhancing operating efficiencies and has made a substantial investment in upgrading its automated support systems in order to improve the efficiency of its accounting, recruiting and marketing operations.

  Provide Comprehensive Solutions. The Company offers responsive, timely and comprehensive IT staffing solutions for all aspects of the systems applications development lifecycle and for other specialized technical needs. The Company believes that this ability to provide staffing for the full range of such services provides an important competitive advantage. By drawing on its database of more than 28,000 highly qualified technical consultants, the Company provides a wide range of services, including planning, design, building and programming, implementation, maintenance and ongoing management. The Company also works to ensure that its technical consultants have the expertise and skills needed to keep pace with rapidly evolving information technologies. As an example of this effort, the Company has co-sponsored a training program with one of its clients to train both the client's employees and the Company's technical consultants in the implementation of and support for a sophisticated new software application program.

  Maintain Service-Oriented Corporate Culture. The Company believes that its service-oriented corporate culture has played an integral part in its success. Consequently, maintaining this culture is of the highest priority to management. Central to the Company's philosophy is the recognition that its success is dependent on providing the highest level of service to both its clients and its technical consultants. This approach begins with the selective recruitment of corporate level personnel who exhibit a high degree of integrity and enthusiasm and who embrace the Company's commitment to service. This deeply ingrained culture filters down to the Company's technical consultants through a rigorous screening and recruiting process. The Company's controlled expansion program is designed to enable it to replicate this culture and preserve the quality of its service in its new markets.

GROWTH STRATEGY

  DPRC's growth strategy is to expand the geographic scope of the Company's business through internal development and acquisitions and to continue to develop its existing markets by: (i) adding new clients in the geographic markets it currently serves; (ii) increasing the range of services it provides to its existing clients; (iii) attracting and retaining qualified technical consultants; and (iv) pursuing strategic relationships with non-competing professional service organizations. Through this growth strategy, the Company seeks to emerge as a leading IT staffing company.

  Geographic Expansion. In 1993, the Company began a geographic expansion program in California by opening offices in San Francisco and Woodland Hills. In late 1995, the Company opened its Denver office to serve the Rocky Mountain region, and in June 1996, the Company opened its Pacific Northwest hub office in Seattle. In July 1996, the Company acquired AD&D's branch offices in Omaha and Kansas City which, together with the recently opened office in Des Moines, constitute the Company's first offices in the North Central region. In November 1996, the Company acquired Phoenix-based PSCI, and upon the completion of the Pending Leardata Acquisition, the Company will add an office in Dallas and will acquire a network of technical consultants which generated revenues in approximately 30 states during the nine months ended September 30, 1996. The Company believes that its geographic expansion will enhance its ability to market its services to regional and national clients, many of which are seeking to work with a limited number of vendors capable of servicing multiple locations. New geographic markets also may be less competitive and may present greater opportunities for higher margins than the Company's core markets in California. In addition, the Company believes that, through geographic expansion, it will be better able to establish valuable strategic partnerships with national accounting and consulting firms and large facility management and data center outsourcing companies.

  The Company believes that it can best expand the geographic scope of its business through a series of branch offices clustered in networks around regional hub offices. Strong hub offices will enable the Company to control its growth, oversee regional operations without significant additional overhead in each office, centralize administrative functions and ensure that each office preserves the Company's service-oriented culture. The Newport Beach office, which also serves as the Company's corporate headquarters, is the hub for the Company's branches in Woodland Hills and San Francisco; the Denver hub office serves the Rocky Mountain region; and the Seattle hub office serves the Pacific Northwest region. Upon the Company's acquisition of Leardata, its Dallas office will serve as the hub office for the Texas region. A future office in Chicago or Minneapolis is planned to serve as the regional hub for the North Central region. The Company believes that these strategically located cities will enable it to expand its presence quickly and efficiently.

  In order to maintain quality control and ensure that the Company's relationship-oriented approach to client service is adopted by all new offices, the Company has developed and intends to continue to develop most of its new hub offices internally, rather than by acquisition. In selecting locations for its hub offices, the Company seeks cities with strong and growing economies, large populations of skilled technical professionals and heavy concentrations of corporations with sophisticated IT needs. Once the hub office has demonstrated its ability to meet the Company's quality standards, branch offices will be added around the hub through acquisitions or by internal development. Branches typically will be in smaller cities with significant numbers of middle market companies, healthy economies and potentially less competitive environments. Although the Company is still in the preliminary stages of analyzing potential branch office locations, the Company believes that cities such as Sacramento, San Jose and San Diego will be suitable candidates for additional branch locations in California; Colorado Springs and Salt Lake City would be candidates in the Rocky Mountain region; Boise, Portland and Spokane in the Pacific Northwest region; Chicago, St. Louis and Minneapolis in the North Central region; and San Antonio, Houston and Austin in the Texas region.

  As part of its growth strategy, the Company continually reviews and evaluates potential acquisition candidates and believes that there are significant acquisition opportunities throughout the United States. In evaluating potential acquisition candidates, the Company seeks profitable IT staffing companies with a proven management team, a core group of highly qualified technical consultants, a reputation for quality and an established client base. The Company also evaluates the cultural fit of an acquisition candidate as well as the candidate's historical growth rates and financial results. The Company believes that it is attractive as an acquiror of IT staffing companies due to: (i) its ability to provide an acquired company with expanded services and a broader geographic base; (ii) the potential for certain economies of scale and operating efficiencies; (iii) its financial strength and visibility as a public company; and (iv) its decentralized management strategy.

  Growth in Existing Markets. In addition to expanding the geographic scope of its business, the Company is constantly seeking to add new clients in the geographic markets it currently serves and to increase the range of services it provides to its existing clients. The addition of new clients in existing markets enables the Company to utilize more profitably its administrative and corporate infrastructure. New clients, particularly in new industries, also permit the Company to diversify its client base and thus reduce its exposure to fluctuations in industry business cycles. For example, the Company's client base, which includes clients in both existing and new locations, increased from approximately 60 clients in fiscal 1992 to approximately 80 clients in fiscal 1993, approximately 110 clients in fiscal 1994, approximately 150 clients in fiscal 1995 and approximately 210 clients in fiscal 1996. In addition, the Company continues to add new value-added services as it has done with client/server architecture, WANs and LANs, help desk support, intranet and internetworking.

  In addition to expanding the geographic scope of its business and adding new clients and services, the Company's growth strategy is dependent upon the Company's ability to attract and retain qualified technical consultants in those markets in which the Company has an established presence as well as less established markets. Competition for qualified technical consultants has been and is expected to continue to be intense. The Company's resource managers are responsible for recruiting and establishing long-term relationships with the Company's technical consultants. In recognition of the important role which the resource manager plays in attracting qualified consultants, the Company has increased the number of its resource managers from eight on January 31, 1996 to 29 on November 30, 1996 through acquisitions, new hirings and promotions. The Company has also developed an integrated information system which provides all of its offices with on-line access to information on existing and prospective technical consultants.

  Finally, the Company also believes that there are significant growth opportunities in pursuing strategic relationships with non-competing professional services organizations, particularly national accounting firms, consulting firms, facility management companies and data center outsourcing companies. Although it has not historically had such strategic relationships, the Company is currently serving as a partner through subcontractor relationships with several such companies and is exploring several other such opportunities.

CLIENTS

  The Company focuses its sales, service and support efforts primarily on Fortune 500 and other large and mid-sized companies in various industries with sophisticated IT needs. Although the Company does not have exclusive arrangements with any clients, it enjoys service arrangements with a number of companies which qualify DPRC as one of a limited number of approved service providers.

  During fiscal 1996, the Company served approximately 210 clients. The Company's ten largest clients in fiscal 1996 accounted for 60.3% of the Company's revenues, with Nissan Motor Corporation accounting for 10.2% of total revenues. On a pro forma basis, giving effect to the Acquisitions as if they had occurred at the beginning of fiscal 1996, the Company's ten largest customers would have represented 37.9% of pro forma revenues in fiscal 1996. Although the Company's largest clients represent a significant percentage of its revenues, several of these larger clients have several independent assignments ongoing at any one time which are administered by separate subsidiaries or divisions. Technical services are provided to all clients under contractual arrangements of varying lengths, which are subject to extension, negotiation or cancellation at any time. Such contracts may include a confidentiality agreement. In addition, all technical hourly and salaried consultants are required to sign confidentiality agreements with the Company.

  The Company's technical consultants provide services ranging from specific, minor tasks of short duration to large, complex and integrated assignments which require a number of technical consultants to be on assignment for several years. Client systems applications development projects tend to be long-term in nature, typically lasting nine to 12 months. The Company's other value-added services are typically of shorter duration, generally lasting three to six months.

  The following table sets forth a list of selected clients during calendar
1996:

      AUTOMOBILE MANUFACTURERS                   ENTERTAINMENT & LEISURE
      American Honda Motor Company               Capitol Records
      Mazda Motor of America                     MCA, Inc.
      Mitsubishi Motor Sales of
       America                                   Princess Cruise Lines
      Nissan Motor Corporation USA               The Walt Disney Company

FINANCIAL SERVICES  HEALTHCARE                       OTHER
The Capital
 Group                 Apria Healthcare Group        Electronic Data Systems Corp.
Coldwell Banker        FHP International/Pacificare  U.S. West
Wells Fargo
 Bank                  Health Net                    Yamaha Motor Corporation

  The Company believes the primary competitive factors in attracting and retaining clients are the ability to provide comprehensive staffing solutions for all aspects of a client's IT needs, develop a strategic partnering relationship, understand the specific requirements of a given project and provide carefully screened technical consultants with the appropriate skills in a timely manner and at competitive prices. The Company constantly monitors the quality of the services provided by its technical consultants and obtains feedback from its clients as to their satisfaction with the services provided.

  While each client engagement differs, the following examples illustrate the types of business needs the Company has addressed:

  . Regional Healthcare Organization. This HMO's acquisition of two new dental plans required the integration of their information systems into the parent company's core management information system. The Company was requested to provide technical consultants to undertake a business requirements analysis and conduct joint applications development sessions which included interviewing end-users throughout ten operational areas, evaluating findings and making recommendations to this client. The project manager provided by the Company developed the system design, which integrated this client's membership, claims and billing functions. Utilizing the HMO's internal resources, the project manager also coordinated the programming, testing and implementation of the new system. This year-long project provided a system that allowed real-time access to mission critical information through this client's headquarters and multiple field locations. Due to the success of this project, the Company has received several additional assignments from this client.

  . Nationwide Restaurant Group. This client required additional support and maintenance for key elements of its existing legacy systems. The Company was engaged to provide technical consultants on a fixed-price contract to provide 24-hour, on-call support for its sales, marketing, finance, payroll/human resources and point of sale legacy systems. By enhancing this client's existing mainframe software applications, the team of eight senior programmer analysts provided by the Company was successful in reducing the response time and the number of emergency on-call requests. Although this was initially a one-year project, the Company continued to provide technical consultants to provide ongoing support services to this client on a time and materials basis following the completion of the project.

  . International Motorcycle Manufacturer. A new, complex distribution and warehouse management system was needed to enable this client to provide timely delivery of parts and supplies to its dealers, improve control over inventory management practices and better communicate with its dealer network. The Company was asked to provide technical consultants to assist in assessing the systems which support certain elements of this client's operations, including order processing, inventory management, logistics, facilities utilization and forecasting. The Company provided a ten-person team to assist in all phases of system definition, design and implementation. Over the course of this more than three-year engagement, the team participated in the evaluation, recommendation and subsequent development of a new client/server based system solution. In addition, the Company helped to coordinate joint training for both this client's employees and its own technical consultants in an emerging enterprise-wide software application package.

THE DPRC OPERATING AND SALES APPROACH

  The Company's overall operating approach is designed to ensure the highest level of client, employee and technical consultant satisfaction. From its corporate headquarters in Newport Beach, California, the Company provides its branch offices with centralized administrative, marketing, finance, training and legal support. Management recognizes, however, that in order to motivate its employees, to ensure that clients receive quick, responsive service and to adapt to local market conditions, the Company has developed a decentralized, entrepreneurial structure with strong regional management and branch managers who operate each branch office as an autonomous profit center. Consequently, the Company's regional managers are given significant autonomy to make most day-to-day operating decisions over their respective hub or regions and are responsible for: overall guidance and supervision of the region; budgeting and forecasting for the region; strategy with regard to market and account penetration; the hiring and training of branch managers; targeting acquisition candidates; and promoting the DPRC culture within the region.

  Under the Company's decentralized management structure, the Company's branch managers are also given significant autonomy to make most day-to-day operating decisions and are responsible for: overall guidance and supervision of the office; budgeting and forecasting for the office; strategy with regard to market and account penetration; the hiring and training of office staff; and promoting the DPRC culture within the branch office. While a branch manager is responsible for most of the administrative functions of running an office, the majority of a branch manager's time is typically spent on sales and marketing.

  In each branch, the Company emphasizes a team-oriented approach in order to provide high quality customized solutions to meet its clients' information services needs. The central role in this team-oriented approach is played by the Company's account managers and resource managers, who work together to ensure a successful relationship between the client and DPRC's technical consultants.

  The account manager has ultimate responsibility for staffing an assignment on a timely basis. Upon receiving an assignment, the account manager writes up a proposal with assignment specifications and distributes the proposal to a resource manager who is responsible for and has relationships with the technical consultants who have the expertise required for the assignment. The account manager reviews the recommended candidates, submits the resumes of qualified technical consultants to the client and schedules client interviews of the candidates. Typically, an assignment is staffed within five working days. Throughout the life of a project, the account manager monitors the Company's relationship with the client and the technical consultants to ensure that both constituencies are satisfied with the success of the assignment. In addition to servicing existing clients, account managers spend a significant amount of time developing new client relationships.

  Resource managers work with the account manager to staff assignments appropriately and are responsible for recruiting, assessing and establishing long-term relationships with the Company's technical consultants. Resource managers utilize a variety of methods to recruit technical consultants. In markets where the Company has an established presence, the resource manager typically obtains a majority of qualified candidates through referrals from clients and other technical consultants. In less established markets, the majority of new candidates are persons who have responded to advertisements in local newspapers or furnished the Company a resume via the internet. Resource managers also recruit technical consultants by attending meetings of local technology-specific user groups and trade shows, making cold calls and advertising in the yellow pages.

  Resource managers prescreen all candidates through telephonic interviews and conduct follow-up interviews to assess each candidate's technical and interpersonal skills, work ethic and overall character. A minimum of three references are obtained for each candidate and additional background checks may be conducted. In some cases, the candidate is also given a technical exam by one of several specialists retained by the Company to assess more accurately the candidate's technical qualifications. If the candidate meets the Company's standards, the candidate's profile is finalized and entered into the Company's database as an available technical consultant. All offices have on-line access to information contained in this database. Unlike some of its competitors who recommend a large number of candidates, some of whom may be inappropriate, the Company generally recommends only two or three carefully selected candidates for each available position. Management believes that its clients value the selective screening role played by the Company.

  Management believes that one of the primary factors in the Company's success has been its ability to attract and manage qualified technical consultants who are compensated on either an hourly or salaried basis. The Company recently began hiring more full-time salaried consultants in certain branches where the local market conditions favor the hiring of full-time consultants over hourly consultants. Full-time salaried technical consultants receive a broader range of company-paid benefits than hourly consultants. Given the sophisticated nature of most client assignments, the Company's policy is to utilize technical consultants with substantial employment experience rather than entry-level or college graduate-level consultants. For the 11 months ended November 30, 1996, the Company placed approximately 1,300 technical consultants with approximately 230 different clients and as of November 30, 1996, approximately 950 technical consultants were on assignment.

COMPETITION

  The IT staffing industry is highly competitive. The Company competes for both clients and qualified technical consultants with a variety of companies, including other IT staffing companies, national and regional accounting and management consulting firms and independent contractors. Several traditional staffing companies, which have historically emphasized the placement of clerical and other less highly skilled personnel on short-term assignments, have begun to provide IT services competitive with those provided by the Company. The Company also competes for technical consultants with the IT staffs of its clients and potential clients. In addition, as part of the Company's growth strategy, the Company competes with other staffing companies for suitable acquisition candidates.

  Several of the Company's competitors are substantially larger than the Company and have greater financial and other resources. Several of such competitors have also been in business much longer than the Company and have significantly greater name recognition throughout the United States, including the geographic areas in which the Company operates and into which it intends to expand. Because companies are often able to meet a broader range of a client's temporary personnel needs and serve a broader geographic range than the Company, they are better able to compete for national accounts.

  The Company believes that the primary competitive factors in obtaining and retaining clients are the ability to provide comprehensive staffing solutions for all aspects of a client's IT needs, develop a strategic partnering relationship, understand the specific requirements of a given project and provide carefully screened technical consultants with the appropriate skills in a timely manner and at competitive prices. The primary competitive factors in attracting and retaining qualified candidates for technical consultant positions are the ability to offer competitive wages, pay such wages in a consistent and timely manner and provide a consistent flow of high quality and varied assignments. While the Company believes that it can compete favorably with its existing and future competitors, there can be no assurance that the Company will be successful in doing so.

EMPLOYEES

  As of November 30, 1996, approximately 950 technical consultants (approximately 660 hourly and 290 salaried) were working on full-time assignments for the Company's clients of which approximately 70 were independent contractors. The Company's corporate and branch staffs consist of 67 full-time employees and 5 part-time employees. The Company is not a party to any collective bargaining agreements and considers its relationships with its employees to be good.

  Approximately 90.9% of the technical consultants placed by the Company during fiscal 1996 were treated as employees of the Company for federal and state tax purposes. For such employees, the Company pays Social Security Taxes
(FICA), federal and state unemployment taxes, workers' compensation insurance premiums, certain employees benefits and other employee costs. The remainder of the technical consultants were treated as independent contractors for federal and state tax purposes.

FACILITIES

  The Company's principal executive offices are currently located in Newport Beach, California and occupy approximately 11,900 square feet of office space pursuant to a lease that expire in January 2000. Giving effect to to the Pending Leardata Acquisition, the Company's branch offices range in size from 1,400 square feet to 9,200 square feet and are subject to leases which expire at various times from January 1997 through September 2001.

LEGAL PROCEEDINGS

  The Company is involved in legal proceedings from time to time in the ordinary course of its business. As of the date of this Prospectus, there are no material legal proceedings pending against the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning the Company's directors and executive officers:

          NAME           AGE                          POSITION
------------------------ --- -----------------------------------------------------------
Mary Ellen Weaver.......  45 Chairman of the Board, Chief Executive Officer and Director
David M. Connell........  52 President, Chief Operating Officer and Director
Michael A. Piraino......  43 Senior Vice President and Chief Financial Officer
Richard E. Earley.......  51 Senior Vice President, Sales and Marketing
Phoebe Stenton..........  54 Vice President, Corporate Services
J. Christopher Lewis
(1)(2)..................  40 Director
Li-San Hwang (1)........  61 Director
JoAnn W. Wagner (2).....  57 Director

--------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

  Mary Ellen Weaver has served as Chairman of the Board and Chief Executive Officer of the Company since February 1994 and served as President of the Company from May 1989 to September 1994. Ms. Weaver also served as Chief Financial Officer of the Company from December 1989 to February 1994 and as Vice President from 1985 to May 1989. Ms. Weaver has been a director of the Company since September 1985. Prior to joining the Company, Ms. Weaver was employed by XXCAL, Inc., EG&G, Inc. and Thomas Temporaries.

  David M. Connell has served as President and Chief Operating Officer of the Company since September 1994 and as director since March 1995. From October 1993 to September 1994, Mr. Connell provided consulting services to the Company. Prior to his service with the Company, Mr. Connell was engaged by Welsh, Carson, Anderson & Stowe, an investment fund which specializes in acquiring information services companies and healthcare companies, to manage the following portfolio companies: from June 1990 to July 1993, Mr. Connell served as Chairman and Chief Executive Officer of Specialized Mortgage Services, Inc., an information services company; from 1988 to 1990, he served as Chairman and Chief Executive Officer of Wold Communications, Inc., which became Keystone Communication, Inc. as a result of a merger with Bonneville Satellite Communications, Inc.; and from 1985 to 1988, Mr. Connell served as Chairman and Chief Executive Officer of a systems integration subsidiary of Decision Data Computer Corporation. In each of these three prior positions, Mr. Connell formulated and implemented merger and acquisition growth strategies for the companies in addition to being responsible for overall operations.

  Michael A. Piraino joined the Company as Senior Vice President and Chief Financial Officer in January 1996. Prior to joining the Company, Mr. Piraino had served as Executive Vice President, Director and Chief Development Officer of Urohealth Systems, Inc. from October 1994. From July 1993 to October 1994, Mr. Piraino served as Senior Vice President and Chief Financial Officer of Syncor International Corporation. Mr. Piraino served as Senior Vice President and Chief Financial Officer of Total Pharmaceutical Care, Inc. from May 1989 to June 1993. Mr. Piraino began his career with a national accounting firm. He is a certified public accountant.

  Richard E. Earley joined the Company as Senior Vice President, Sales and Marketing in March 1996. Prior to joining the Company, since February 1992, Mr. Earley served as the General Manager of the National Business Unit of DRT Systems International, a subsidiary of Deloitte & Touche LLP which provides data processing consulting services. From September 1988 to January 1992, Mr. Earley served as Chief Operating Officer for Unitech Systems, a utility software firm.

  Phoebe Stenton joined the Company in May 1995 as Corporate Services Manager and was promoted to Vice President, Corporate Services in December 1995. Prior to joining DPRC, Ms. Stenton was employed as Controller of Nationwide Construction Co. from February 1995 to May 1995. Prior to such employment,
Ms. Stenton was employed for 14 years by Mission Equity, a privately held company engaged in property management, construction management and real estate development. Ms. Stenton is a member of the Board of Directors of Saddleback College Foundation.

  J. Christopher Lewis was elected a director of the Company in March 1995. Since 1982, Mr. Lewis has been a general partner of Riordan, Lewis & Haden, a Los Angeles based partnership which invests in management buy-out and venture capital transactions. Mr. Lewis also serves as a director of California Beach Restaurants, Inc., Tetra Tech, Inc. and several private companies.

  Li-San Hwang was elected a director of the Company in May 1995. Dr. Hwang is currently the President, Chief Executive Officer and a director of Tetra Tech, Inc., a publicly-traded environmental engineering consulting firm which he joined in 1967.

  JoAnn W. Wagner was elected a director of the Company in September 1995. Since January 1994, she has been self-employed as the owner and manager of Wagner Land and Cattle, a livestock ranching business, and as an independent consultant. From January 1991 to December 1993, Ms. Wagner served as Vice President of Market Development for Interim Services, Inc., a staffing company. From April 1987 to January 1991, Ms. Wagner served as the President of ISC Subsidiary Corporation, a staffing company, and as a director of its parent company, Interim Systems Corporation, a publicly-traded corporation engaged in the temporary staffing business, which was acquired by H&R Block, Inc. in 1991. Ms. Wagner is currently a director of SOS Staffing Services, Inc., a publicly-traded temporary staffing company.

  All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. The current directors were elected at the December 17, 1996 annual meeting of the shareholders of the Company. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. The Board of Directors established the Audit Committee in 1995 to: make recommendations concerning the engagement of independent public accountants; review with the independent public accountants the plans for and scope of the audit, the audit procedures to be utilized and results of the audit; approve the professional services provided by the independent public accountants; review the independence of the independent public accountants; and review the adequacy and effectiveness of the Company's internal accounting controls. Mr. Lewis and Dr. Hwang are the members of the Audit Committee.

  Compensation Committee. The Board of Directors established the Compensation Committee in 1995 to determine compensation for the Company's executive officers and to administer the Company's 1994 Stock Option Plan. Mr. Lewis and Ms. Wagner are the members of the Compensation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Board, prior to the formation of the Compensation Committee in late 1995, established levels of compensation for the Company's executive officers. Ms. Weaver and Mr. Connell participated in deliberations of the Board regarding executive compensation prior to the establishment of the Compensation Committee. The Company's Compensation Committee, which was established during fiscal 1996, consists of Mr. Lewis and Ms. Wagner. Neither Mr. Lewis nor Ms. Wagner was at any time during fiscal 1995 or fiscal 1996 or at any other time an officer or employee of the Company. There are no compensation committee interlocks between the Company and other entities involving the Company's executive officers and Board members who serve as executive officers or Board members of such other entities.

DIRECTOR COMPENSATION

  Each director of the Company who is not an officer or employee of the Company is entitled to receive $1,200 for each meeting of the Board of Directors attended by such director. In addition, directors of the Company are reimbursed for their reasonable out-of-pocket expenses in connection with their travel to and attendance at the meetings of the Board of Directors. Mr. Lewis has waived his right to receive such compensation. In lieu of receiving such compensation, Dr. Hwang and Ms. Wagner were each granted options to purchase 3,600 shares of Common Stock. Dr. Hwang's options were granted on June 1, 1995 with an exercise price of $2.25 per share. Ms. Wagner's options were granted on January 15, 1996 with an exercise price of $9.00 per share. The options have a two-year vesting schedule, with 1,200 shares vested on the date of grant, and 1,200 shares vesting on each successive annual anniversary date of such grants. All such options will become immediately vested upon a sale of substantially all of the Company's assets or the dissolution of the Company. Such options are exercisable until May 31, 2005 for Dr. Hwang's options and until January 14, 2006 for Ms. Wagner's options.

COMPENSATION

  The following table sets forth all compensation for services rendered to the Company in all capacities for each of the fiscal years in the two-year period ended July 31, 1996 by the Chief Executive Officer and each person serving as an executive officer of the Company at July 31, 1996 whose salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                   Annual                Long Term
                                Compensation        Compensation Awards
                              -----------------    ---------------------
   Name and Principal          Salary              Securities Underlying    All Other
        Position         Year   (1)     Bonus             Options        Compensation (2)
------------------------ ---- -------- --------    --------------------- ----------------
Mary Ellen Weaver....... 1996 $225,000 $ 27,000                --               --
 Chairman of the Board   1995  743,047  189,649(3)             --               --
  and Chief Executive
  Officer
David M. Connell........ 1996  174,000   38,920            25,000               --
 President and Chief
  Operating Officer      1995  147,900  228,382(3)        255,200               --
Michael A. Piraino...... 1996   80,774   12,000            80,000               --
 Senior Vice President   1995      N/A      N/A               N/A              N/A
  and Chief Financial
  Officer and Secretary
Richard E. Earley....... 1996   58,850       --            80,000               --
 Senior Vice President,
  Sales and Marketing    1995      N/A      N/A               N/A              N/A

--------
(1) Amounts shown include compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.
(2) The aggregate amount of all other compensation does not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus for each such officer.
(3) A substantial portion of these bonuses were paid in fiscal 1996.

EMPLOYMENT AGREEMENTS

  Ms. Weaver has a four-year employment agreement which terminates on July 31, 1999. Under her employment agreement as in effect for fiscal 1996, Ms. Weaver received a base salary of $225,000 and an annual incentive bonus of up to $225,000. Effective August 1, 1996, Ms. Weaver's employment agreement was amended to reduce her base salary to $125,000 per year. No change was made in the provisions governing her incentive bonus. The incentive bonus is based primarily on the achievement of certain financial objectives and, to a lesser extent is subject to the discretion of the Board. The Company may terminate Ms. Weaver's employment with or without cause. In the event her employment is terminated without cause, Ms. Weaver is entitled to receive her base salary and certain benefits for up to 24 months and is entitled to receive a prorated incentive bonus through the date of termination. Ms. Weaver's employment agreement also includes certain non-competition agreements, confidentiality agreements and indemnification agreements. Effective November 26, 1996, Ms. Weaver was granted an option to purchase 54,000 shares of Common Stock under the Company's 1994 Stock Option Plan. The option has an exercise price of $16.88 per share and vests over two years in eight equal quarterly installments.

  Mr. Connell also has a four-year employment agreement. His base salary is $174,000, and he is also able to earn an incentive bonus of up to 100% of his base salary under an incentive plan based primarily on the achievement of specified financial objectives. In the event Mr. Connell's employment is terminated without cause, he is entitled to receive his base salary and certain benefits for up to 18 months and a prorated incentive bonus through the date of termination. Effective November 26, 1996, Mr. Connell was granted an option to purchase 28,000 shares of Common Stock under the Company's 1994 Stock Option Plan. This option has an exercise price of $16.88 per share and vests over two years in eight equal quarterly installments.

  Messrs. Piraino and Earley each have employment agreements which terminate on December 31, 1997 and provide for a base salary of $150,000 and an incentive plan identical to Mr. Connell's under which they are able to earn up to 100% of their base salary. In addition, Mr. Earley will be entitled to receive a commission based on his achievement of certain goals. In the event of termination without cause, Messrs. Piraino and Earley are entitled to receive their base salary and certain benefits for up to six months and a prorated incentive bonus through the date of termination. Effective November 26, 1996, Mr. Piraino was granted an option to purchase 24,000 shares of Common Stock under the Company's 1994 Stock Option Plan. This option has an exercise price of $16.88 per share and vests over two years in eight equal quarterly installments. Effective November 26, 1996, Mr. Earley was granted an option to purchase 23,000 shares of Common Stock under the Company's 1994 Stock Option Plan at an exercise price of $16.88 per share. This option vests over two years in eight equal quarterly installments.

STOCK OPTIONS

  The following table sets forth information concerning each grant of stock options made during fiscal 1996 to each of the Named Executive Officer.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                               Potential
                                                                           Realizable Value
                                                                           at Assumed Annual
                                                                            Rates of Stock
                                                                          Price Appreciation
                                          Individual Grants               for Option Term (1)
                            --------------------------------------------- -------------------
                            Number of   Percent of
                              Shares   Total Options
                            Underlying  Granted to   Exercise
                             Options   Employees in    Price   Expiration
             Name            Granted      Period     Per Share    Date       5%       10%
    ----------------------- ---------- ------------- --------- ---------- -------- ----------
   Mary Ellen Weaver.......       --         --           --         --         --         --
   David M. Connell (2)....   25,000        6.3%      $ 9.00    1/14/06   $141,501 $  358,592
   Michael A. Piraino (3)..   80,000       20.2         9.00    1/14/06    452,804  1,147,495
   Richard E. Earley (3)...   80,000       20.2        14.00    3/04/06    704,362  1,784,992

--------
(1) The potential realizable value is calculated based on the term of the option at its time of grant (10 years). It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option.

(2) The options granted to Mr. Connell are subject to vesting over a four-year period. Of his options, 25% will become exercisable on January 15, 1997 and the remaining 75% vest in equal quarterly installments thereafter over the three years ending January 15, 2000. Mr. Connell's options become immediately exercisable upon the sale of substantially all of the Company's assets, a merger or consolidation in which the Company is not the consolidated or surviving corporation or any acquisition of 35% or more of the outstanding shares of Common Stock by any person.
(3) Messrs. Piraino's and Earley's options become immediately exercisable upon the sale of substantially all of the Company's assets, a merger or consolidation in which the Company is not the consolidated or surviving corporation or any acquisition of 35% or more of the outstanding shares of Common Stock by any person.

  The following table sets forth the number and value as of July 31, 1996 of shares underlying unexercised options held by each of the Named Executive Officers.

                         FISCAL YEAR-END OPTION VALUES

                                 Number of Shares
                              Underlying Unexercised     Value of Unexercised
                              Options as of July 31,    In-the-Money Options as
                                       1996              of July 31, 1996 (1)
                             ------------------------- -------------------------
             Name            Exercisable Unexercisable Exercisable Unexercisable
   ------------------------- ----------- ------------- ----------- -------------
   Mary Ellen Weaver........        --           --            --           --
   David M. Connell (2).....   132,550      136,650    $2,212,260   $2,088,439
   Michael A. Piraino.......        --       80,000            --      720,000
   Richard E. Earley........        --       80,000            --      320,000

--------
(1) Based on the fair market value (the closing price for the Company's Common Stock as reported on the Nasdaq National Market as of July 31, 1996 ($18 per share)), less the exercise price payable upon exercise of such options.
(2) 244,200 of the 269,200 options granted to Mr. Connell are subject to vesting over a three and one-half year period. Of such options, 25% became exercisable on March 1, 1995 and the remaining 75% vest in equal quarterly installments thereafter over the three years ending March 1, 1998. The remaining 25,000 options granted to Mr. Connell vest and became exercisable as set forth in the Fiscal Year-End Option Values Table. All Mr. Connell's options become immediately exercisable upon sale of substantially all of the Company's assets, a merger or consolidation in which the Company is not the consolidated or surviving corporation or any acquisition of 35% or more of the outstanding shares of Common Stock by any person.

1994 STOCK OPTION PLAN

  The Company's 1994 Stock Option Plan (the "1994 Plan") permits option grants to employees, directors, officers and consultants of the Company in order to further the growth, development and financial success of the Company. The 1994 Plan provides for the grant of incentive stock options and non-statutory stock options. The Company has reserved 1,227,800 shares of Common Stock for issuance upon the exercise of options granted under the 1994 Plan. The 1994 Plan is administered by the Compensation Committee of the Board of the Company. The Compensation Committee has discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option, and the vesting schedule to be in effect for the option grant. The maximum term of options granted under the 1994 Plan is ten years, subject to earlier termination following an optionee's cessation of service with the Company. Options granted under the 1994 Plan are non-transferable and generally expire 30 days after the termination of an optionee's service to the Company. If a holder of an option is permanently disabled or dies during his or her service to the Company, such option generally may be exercised up to one year (90 days for death) following such disability or death. Subject to certain restrictions, the Board may amend or modify the 1994 Plan at any time. The 1994 Plan will terminate on December 31, 2004, unless sooner terminated by the Board.

EMPLOYEE STOCK PURCHASE PLAN

  On October 1, 1996, the Company adopted an Employee Stock Purchase Plan ("ESP Plan"). The ESP Plan allows employees of the Company to purchase Common Stock, without having to pay any commissions on the purchases. The maximum amount that any employee can contribute to the ESP Plan per quarter is $6,250, and the total number of shares which are reserved by the Company for purchase under the ESP Plan is 250,000.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted by California law against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was a director or officer of the Company. The Company is also required to advance to such director or officer expenses incurred in defending any such proceeding, to the maximum extent permitted by such law. The Company's Bylaws also provide that the Board, in its discretion, may provide for indemnification or advance of expenses to other agents of the Company. The Company is also authorized under its Articles of Incorporation and Bylaws to enter into indemnification contracts with its directors, officers, employees and agents, and indemnification agreements were entered into with all of the Company's officers and directors prior to the completion of the IPO, which closed on March 11, 1996. The Company has purchased liability insurance covering its directors and officers.

  In addition, the Company's Articles of Incorporation provide that the liability of the Company's directors for monetary damages will be eliminated to the fullest extent permissible under California law. This provision in the Articles of Incorporation does not eliminate a director's duty of care to the Company, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief would remain available under California law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  To the extent the Board or the shareholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Articles of Incorporation or Bylaws, such repeal or limitation may not be effective as to directors and officers who are parties to the indemnification agreements, because their rights to full protection would be contractually assured by the indemnification agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company.

  There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

                             CERTAIN TRANSACTIONS

  In March 1995, RLH, through a partnership of which it is the general partner, purchased 1,480 shares of the Company's Series A Convertible Preferred Stock for aggregate consideration of $1.6 million. This partnership concurrently purchased 1,066,000 shares of Common Stock from Ms. Weaver for aggregate consideration of $2.4 million. The shares of Series A Convertible Preferred Stock held by RLH were automatically converted into 592,000 shares of Common Stock immediately prior to the consummation of the IPO. Following the consummation of these transactions, Mr. Lewis became a director of the Company. Mr. Lewis is a general partner of RLH. The partnership managed by RLH can require the Company to register the shares of Common Stock purchased from Ms. Weaver and the shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock for resale at any time after March 11, 1997. Dr. Hwang, also a director, is a limited partner of the investment partnership managed by RLH which owns shares of Common Stock.

  In connection with the March 1995 financing transactions, Ms. Weaver and the partnership managed by RLH entered into certain agreements with respect to the election of directors, future sales of capital stock by the Company and sales of stock by Ms. Weaver and such partnership. All such agreements were terminated upon the completion of the IPO.

  The Company used the proceeds from the sale of the Series A Convertible Preferred Stock and from borrowings under a five-year credit agreement (the "Former Credit Agreement") to: (i) repay $2.3 million outstanding under the Company's then existing credit facility, which represented all of the Company's obligations thereunder; (ii) pay all unpaid principal and interest in the amount of $4.4 million under a promissory note which was personally guaranteed by Ms. Weaver; and (iii) repay outstanding indebtedness owed to Ms. Weaver in the amount of $1.4 million.

  In February 1994, the Company repurchased all of the shares of outstanding Common Stock not owned by Ms. Weaver. The purchase price of approximately $4.8 million was paid by means of a promissory note which was personally guaranteed by Ms. Weaver. The Company also repaid the remaining balance of $275,000 of a promissory note held by such other shareholder. In connection with this transaction, such other shareholder, his wife and an affiliated company entered into a five-year non-competition agreement with DPRC.

  In fiscal 1994, one of the Company's larger clients desired to outsource its entire information systems department through an employee leasing arrangement which would not adversely affect the employment package for the personnel staffing such department. Because DPRC does not provide such employee leasing services and was unable to provide a comparable employment package to consultants working for this company, a separate company, Information Technology Resources, Inc. ("ITR"), was formed by Ms. Weaver and certain other persons, including certain former employees of the client, with Ms. Weaver owning 75.6% of the outstanding capital stock. As a result of this arrangement, the Company provides certain management services to ITR to support its operations, for which the Company receives a management fee. Management fees received by DPRC were $482,000, $934,000, $1.1 million, $263,000 and $300,000 for fiscal 1994, 1995 and 1996 and the three months ended October 31, 1995 and 1996, respectively. The management fees paid to DPRC have historically represented in excess of 90% of ITR's profit before such management fees. As part of the services provided to ITR, the Company from time to time makes advances to ITR to assist it with its working capital needs. These advances, which historically have ranged in amounts outstanding at any time up to $520,000, are provided on a short-term, unsecured basis, do not bear interest and had a balance of $0, $240,000, $0, $0 and $0 as of July 31, 1994, 1995 and 1996 and October 31, 1995 and 1996, respectively. ITR also contracts with DPRC for technical consultants to meet its staffing needs. Revenues from the billings of technical consultants to ITR were $1.0 million, $3.7 million, $5.0 million, $1.4 million and $1.0 million for fiscal 1994, 1995 and 1996 and the three months ended October 31, 1995 and 1996, respectively. The Company also had trade accounts receivable for technical consultants due from ITR of $162,000, $397,000, $133,000, $735,000 and
$458,000 as of July 31, 1994, 1995 and 1996 and October 31, 1995 and 1996,
respectively. Management believes that the terms of DPRC's relationship with ITR, taken as a whole, are no less favorable to DPRC than could be obtained in a transaction with an unrelated third party and that the management services arrangement with ITR is at least as profitable to the Company as if the Company were to provide services to ITR's client directly. Receivables from affiliates includes a receivable from ITR related to these management services, which amounted to $79,000, $104,000, $52,000 and $89,000 as of July 31, 1995 and 1996 and October 31, 1995 and 1996, respectively.

  In March 1995, Ms. Weaver and RLH pledged all of the outstanding shares of capital stock of the Company to the senior lender as security for the Company's obligations under its senior credit facility. Such pledge was terminated on August 30, 1996 when the Former Credit Agreement was terminated.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 1, 1996 and as adjusted to reflect the sale by the Company and the Selling Shareholder of the shares of Common Stock being offered hereby by: (i) each person (or group or affiliated persons) who is known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) the Company's Chief Executive Officer and each of the other Named Executive Officers; and (iv) the Company's directors and executive officers as a group. Except as indicated in the footnotes to this table, the persons named in the table, based on information provided by such persons, have sole voting and sole investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                                 Beneficial
                            Beneficial Ownership   Number         Ownership
                                Prior to the     of Shares        After the
                                Offering (1)     to be Sold    Offering (1)(2)
                            --------------------   in the   --------------------
                             Shares   Percentage  Offering   Shares   Percentage
                            --------- ---------- ---------- --------- ----------
Mary Ellen Weaver (3).....  2,635,000    33.8%     200,000  2,435,000    24.9%
David M. Connell (3)(4)...    170,700     2.1           --    170,700     1.7
Michael A. Piraino (3)(5).     21,000       *           --     21,000       *
Richard E. Earley (3).....         --       *           --         --       *
Riordan, Lewis & Haden (6)
 300 South Grand Avenue,
 29th Floor
 Los Angeles, CA 90071....  1,658,000    21.3           --  1,658,000    16.9
J. Christopher Lewis (6)
 c/o Riordan, Lewis &
 Haden
 300 South Grand Avenue,
 29th Floor
 Los Angeles, CA 90071....  1,658,000    21.3           --  1,658,000    16.9
Li-San Hwang (4)(7)
 c/o Tetra Tech, Inc.
 630 N. Rosemead Blvd.
 Pasadena, CA 91107.......      2,400       *           --      2,400       *
JoAnn W. Wagner (8)
 2529 Weld County Road,
 No. 21
 Lupton, CO 80621.........      4,900       *           --      4,900       *
All directors and
 executive officers as a
 group
 (7 persons)..............  4,492,000   56.2%      200,000  4,292,000   43.0%

--------
  *Less than 1%.
(1) Includes the estimated 300,000 shares of Common Stock to be issued in connection with the consummation of the Pending Leardata Acquisition.
(2) Assumes no exercise of the Underwriters' over-allotment option.
(3) The address of such persons is c/o Data Processing Resources Corporation, 4400 MacArthur Blvd., Suite 600, Newport Beach, CA 92660.
(4) Represents shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of December 1, 1996.
(5) Includes 20,000 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of December 1, 1996.
(6) Shares are owned by RLH DPRC Partners, L.P., a partnership managed by RLH. Mr. Lewis, a director of the Company, and Patrick C. Haden may be deemed to share voting and investment power with respect to all such shares as the sole general partners of RLH. No other person has voting power or investment power with respect to such shares. Messrs. Lewis and Haden do not own any shares directly.
(7) Dr. Hwang is a limited partner of the partnership managed by RLH which owns shares of the Company but Dr. Hwang has no voting or investment power with respect to the shares of the Company owned by such partnership.
(8) Includes 2,400 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of December 1, 1996.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation and Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and the provisions of applicable law.

COMMON STOCK

  The Company has 20,000,000 authorized shares of Common Stock, of which 7,492,321 shares were outstanding as of October 31, 1996. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and preferences applicable to the holders of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the terms of any series of Preferred Stock which the Company may issue in the future.

PREFERRED STOCK

  The Company has 2,000,000 authorized shares of Preferred Stock. No shares of Preferred Stock are outstanding. The Board has the authority without any further action by the Company's shareholders to issue any or all of the authorized shares of Preferred Stock in one or more series and to establish the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors -- Ability to Issue Preferred Stock Without Further Shareholder Approval."

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock of the Company is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering and the Pending Leardata Acquisition, the Company will have an aggregate of 9,792,321 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option, or of options outstanding under the Company's stock option plan or of warrants). Of these shares, the 2,200,000 shares sold in the Offering will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 of the Securities Act.

  The holders of 4,296,500 shares, including all executive officers and directors, the Selling Shareholder and RLH, have agreed not to offer, sell or otherwise dispose of any of their shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of Montgomery Securities. See "Underwriting."

  Following the expiration of the 90-day period, the 2,435,000 shares held by Ms. Weaver and the 1,658,000 shares held by RLH may be sold pursuant to Rule
144. In addition, subject to the 90-day lock-up agreement described above, RLH has certain "demand" registration rights, pursuant to which RLH can require the Company, at any time after March 11, 1997, but not on more than two occasions, to use its best efforts to register at least a majority of RLH's then outstanding registrable securities under the Securities Act of 1933. RLH also has certain "piggy-back" registration rights to include the shares owned by it in certain other registered offerings of securities by the Company or other shareholders of the Company. Beginning July 1997, ADD Consulting, Inc. has similar demand and "piggy-back" registration rights with respect to the 152,121 shares of Common Stock issued to it in the AD&D Acquisition, and such shares will become eligible for resale under Rule 144 on July 1, 1998.

  The Company has agreed to issue approximately 300,000 shares of Common Stock to the stockholders of Leardata in connection with the Pending Leardata Acquisition and has agreed to grant certain demand and "piggy-back" registration rights in connection therewith. To the extent the Company issues additional shares of Common Stock in other acquisitions, such shares will become eligible for future sale at various times, either under Rule 144 or in registered sales pursuant to the exercise of registration rights.

  In general, under Rule 144 as currently in effect, an affiliate of the Company, or a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 97,923 shares immediately after the Offering and the consummation of the Pending Leardata Acquisition); or (ii) the average weekly trading volume in the over-the-counter market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted securities for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. The Securities and Exchange Commission has published a notice of rulemaking that, if adopted, as proposed, would shorten the two-year holding periods under Rule 144 to one year and would shorten the three-year holding period under Rule 144(k) to two years. The Company cannot predict whether such amendments will be adopted.

  The Company has registered under the Securities Act of 1933 1,227,800 shares of Common Stock reserved for issuance under the 1994 Plan and an additional 250,000 shares of Common Stock reserved for issuance under the ESP Plan. As of November 30, 1996, options covering an aggregate of 811,720 shares of Common Stock had been granted under the 1994 Plan.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), by and among the Company, the Selling Shareholder and the Underwriters, to purchase from the Company and the Selling Shareholder the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock, if they purchase any.

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   Montgomery Securities..............................................
   Robert W. Baird & Co. Incorporated.................................
   Lehman Brothers Inc................................................
                                                                       ---------
     Total............................................................ 2,200,000
                                                                       =========

  The Underwriters have advised the Company and the Selling Shareholder that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow
selected dealers a concession of not more than $     per share; and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $     per share to certain other dealers. After the Offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Shareholder have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 280,000 and 50,000 additional shares of Common Stock, respectively, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company and the Selling Shareholder will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, the Selling Shareholder and the Company's officers and directors who are also shareholders of the Company and who, immediately following the Offering (assuming no exercise of the Underwriters' over-allotment option) collectively will beneficially own an aggregate of 4,096,500 shares of Common Stock, have agreed that for a period of 90 days after the effective date of the Offering they will not, without the prior written consent of Montgomery Securities, directly or indirectly offer for sale, sell, solicit an offer to sell, contract or grant an option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock. The Company has also agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable with its Common Stock for a period of 90 days after the effective date of the Offering without the prior written consent of Montgomery Securities, subject to limited exceptions including any shares of Common Stock issued to selling parties in connection with acquisitions and grants and exercises of stock options. In evaluating any request for a waiver of the 90 day lock-up period, the Underwriters would consider, in accordance with their customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance. See "Shares Eligible for Future Sale."

  In connection with the Offering, certain Underwriters and selling group members may engage in passive market making transactions in the Common Stock immediately prior to the commencement of sales in the Offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 (the "Exchange Act"). Passive market making consists of, among other things, displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and all possible market-making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced may be discontinued at any time.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Riordan & McKinzie, a Professional Law Corporation, Orange County, California. Certain attorneys of Riordan & McKinzie, a Professional Law Corporation, are limited partners in a partnership managed by RLH, which holds 1,658,000 shares of Common Stock. Such attorneys, in the aggregate, hold approximately 11.9% of the limited partnership interests in such partnership. In addition, certain attorneys of Riordan & McKinzie, a Professional Law Corporation, in the aggregate, held, as of December 18, 1996, 2,000 shares of Common Stock purchased in the public market. Certain legal matters in connection with the issuance of the Common Stock will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

  The financial statements of the Company as of July 31, 1995 and 1996 and for each of the three years in the period ended July 31, 1996 included in this Prospectus and the financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

  The financial statements of ADD Consulting, Inc. as of and for the years ended December 31, 1994 and 1995, included herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The financial statements of AD&D Acquisition, Inc. as of and for the ten months ended December 31, 1993, included herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The financial statements of Leardata Info-Services, Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following regional offices: 13th Floor, Seven World Trade Center, New York, New York 10048; and at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Such reports and other information concerning the Company are also available for inspection at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information regarding registrants, including the Company, that file electronically with the Commission.

  Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-1 and the exhibits thereto filed with the Commission under the Securities Act. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
DATA PROCESSING RESOURCES CORPORATION
 Independent Auditors' Report.............................................  F-2
 Balance Sheets as of July 31, 1995 and 1996 and as of October 31, 1996
  (unaudited).............................................................  F-3
 Statements of Income for the Fiscal Years Ended July 31, 1994, 1995 and
  1996
  and for the Three Months Ended October 31, 1995 and 1996 (unaudited)....  F-4
 Statements of Shareholders' Equity for the Fiscal Years Ended July 31,
  1994,
  1995 and 1996 and for the Three Months Ended October 31, 1996
  (unaudited).............................................................  F-5
 Statements of Cash Flows for the Fiscal Years Ended July 31, 1994, 1995
  and 1996
  and for the Three Months Ended October 31, 1995 and 1996 (unaudited)....  F-6
 Notes to Financial Statements............................................  F-7
ADD CONSULTING, INC.
 Report of Independent Public Accountants................................. F-14
 Balance Sheets as of December 31, 1994 and 1995.......................... F-15
 Statements of Income for the Years Ended December 31, 1994 and 1995...... F-16
 Statements of Shareholders' Equity for the Years Ended December 31, 1994
  and 1995................................................................ F-17
 Statements of Cash Flows for the Years Ended December 31, 1994 and 1995.. F-18
 Notes to Financial Statements............................................ F-19
AD&D ACQUISITION, INC.
 Report of Independent Public Accountants................................. F-22
 Balance Sheet as of December 31, 1993.................................... F-23
 Statement of Operations for the Ten Months Ended December 31, 1993....... F-24
 Statement of Cash Flows for the Ten Months Ended December 31, 1993....... F-25
 Notes to Financial Statements............................................ F-26
LEARDATA INFO-SERVICES, INC.
 Independent Auditors' Report............................................. F-28
 Balance Sheets as of December 31, 1994 and 1995 ......................... F-29
 Statements of Income for the Years Ended December 31, 1993, 1994 and 1995
  ........................................................................ F-30
 Statements of Stockholders' Equity for the Years Ended December 31, 1993,
  1994 and 1995........................................................... F-31
 Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995 ................................................................... F-32
 Notes to Financial Statements............................................ F-33
 Condensed Balance Sheet as of September 30, 1996 (unaudited)............. F-37
 Condensed Statements of Income for the Nine Months Ended September 30,
  1995 and 1996 (unaudited)............................................... F-38
 Condensed Statements of Cash Flows for the Nine Months Ended September
  30, 1995 and 1996 (unaudited)........................................... F-39
 Condensed Notes to Financial Statements (unaudited)...................... F-40

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Data Processing Resources
Corporation:

  We have audited the accompanying balance sheets of Data Processing Resources Corporation as of July 31, 1995 and 1996, and the related statements of income, shareholders' equity and cash flows for each of the three years ended in the period July 31, 1996. Our audits also included the financial statement schedule listed in the accompanying index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Data Processing Resources Corporation at July 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Costa Mesa, California
September 19, 1996
(October 25, 1996 as to Note 12)

                     DATA PROCESSING RESOURCES CORPORATION

                                 BALANCE SHEETS

                                                JULY 31,
                                         ------------------------  OCTOBER 31,
                                            1995         1996         1996
                                         -----------  -----------  -----------
                             ASSETS
                                                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents............. $   248,000  $21,855,000  $22,945,000
  Accounts receivable (net of allowance
   for doubtful accounts of $63,000 as
   of July 31, 1995; $129,000 as of July
   31, 1996; and $168,000 as of October
   31, 1996)............................   6,256,000    8,436,000    9,232,000
  Receivables from affiliates...........     343,000      128,000      113,000
  Prepaid expenses and other current
   assets...............................      86,000      259,000      339,000
  Deferred tax asset....................     263,000      216,000      216,000
                                         -----------  -----------  -----------
    Total current assets................   7,196,000   30,894,000   32,845,000
Property:
  Furniture and fixtures................     120,000      209,000      221,000
  Equipment.............................     333,000      896,000      966,000
  Leasehold improvements................         --        26,000       31,000
                                         -----------  -----------  -----------
                                             453,000    1,131,000    1,218,000
  Less accumulated depreciation.........    (225,000)    (392,000)    (453,000)
                                         -----------  -----------  -----------
    Property, net.......................     228,000      739,000      765,000
Other assets............................     199,000       69,000      196,000
Intangible assets, net..................         --    12,327,000   11,089,000
                                         -----------  -----------  -----------
                                         $ 7,623,000  $44,029,000  $44,895,000
                                         ===========  ===========  ===========
               LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued
   liabilities.......................... $ 2,464,000  $ 3,690,000  $ 3,861,000
  Income taxes payable..................   1,411,000      303,000      879,000
  Line of credit........................     836,000          --           --
  Current portion of long-term debt.....     652,000          --           --
                                         -----------  -----------  -----------
    Total current liabilities...........   5,363,000    3,993,000    4,740,000
Long-term debt..........................   3,653,000          --           --
Mandatorily redeemable stock:
  Series A Preferred Stock--no par
   value; 1,480 shares authorized; 1,480
   shares issued and outstanding as of
   July 31, 1995 (liquidation
   preferences of $1,676,000 as of July
   31, 1995)............................   1,485,000          --           --
Shareholders' equity (deficit):
  Preferred stock; 2,000,000 shares
   authorized; no shares issued and
   outstanding..........................         --           --           --
  Common stock; 20,000,000 shares
   authorized; 4,000,000, 7,492,321 and
   7,492,321 shares issued and
   outstanding as of July 31, 1995, July
   31, 1996, and October 31, 1996,
   respectively.........................       2,000   38,125,000   36,996,000
  Additional paid-in capital............         --     1,636,000    1,636,000
  Retained earnings (deficit)...........  (2,880,000)     275,000    1,523,000
                                         -----------  -----------  -----------
    Total shareholders' equity
     (deficit)..........................  (2,878,000)  40,036,000   40,155,000
                                         -----------  -----------  -----------
                                         $ 7,623,000  $44,029,000  $44,895,000
                                         ===========  ===========  ===========

                See accompanying notes to financial statements.

                     DATA PROCESSING RESOURCES CORPORATION

                              STATEMENTS OF INCOME

                                                                  THREE MONTHS ENDED
                             FISCAL YEAR ENDED JULY 31,               OCTOBER 31,
                         -------------------------------------  ------------------------
                            1994         1995         1996         1995         1996
                         -----------  -----------  -----------  -----------  -----------
                                                                (UNAUDITED)  (UNAUDITED)
Revenues................ $34,165,000  $49,558,000  $58,145,000  $13,954,000  $20,134,000
Cost of professional
 services...............  28,047,000   40,082,000   45,918,000   11,035,000   15,434,000
                         -----------  -----------  -----------  -----------  -----------
 Gross margin...........   6,118,000    9,476,000   12,227,000    2,919,000    4,700,000
Selling, general and
 administrative
 expenses...............   5,581,000    5,769,000    6,719,000    1,491,000    2,853,000
                         -----------  -----------  -----------  -----------  -----------
Operating income........     537,000    3,707,000    5,508,000    1,428,000    1,847,000
Interest (expense)
 income, net............    (401,000)    (764,000)    (162,000)    (159,000)     202,000
                         -----------  -----------  -----------  -----------  -----------
Income before provision
 for income taxes.......     136,000    2,943,000    5,346,000    1,269,000    2,049,000
Provision for income
 taxes..................      56,000    1,205,000    2,096,000      516,000      801,000
                         -----------  -----------  -----------  -----------  -----------
Net income.............. $    80,000  $ 1,738,000  $ 3,250,000  $   753,000  $ 1,248,000
                         ===========  ===========  ===========  ===========  ===========
Net income per share....                           $      0.54  $      0.15  $      0.16
                                                   ===========  ===========  ===========
Weighted average common
 and common equivalent
 shares outstanding.....                             6,039,000    4,926,000    7,864,000
                                                   ===========  ===========  ===========



                See accompanying notes to financial statements.

                     DATA PROCESSING RESOURCES CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                               COMMON STOCK        ADDITIONAL  RETAINED
                          -----------------------   PAID-IN    EARNINGS
                            SHARES      AMOUNT      CAPITAL    (DEFICIT)      TOTAL
                          ----------  -----------  ---------- -----------  -----------
Balance, August 1, 1993.   8,000,000  $     3,000  $      --  $   214,000  $   217,000
 Net income.............         --           --          --       80,000       80,000
 Repurchase of common
  shares................  (4,000,000)      (1,000)        --   (4,820,000)  (4,821,000)
                          ----------  -----------  ---------- -----------  -----------
Balance, July 31, 1994..   4,000,000        2,000         --   (4,526,000)  (4,524,000)
 Net income.............         --           --          --    1,738,000    1,738,000
 Accretion to redemption
  value on
  preferred shares......         --           --          --      (92,000)     (92,000)
                          ----------  -----------  ---------- -----------  -----------
Balance, July 31, 1995..   4,000,000        2,000         --   (2,880,000)  (2,878,000)
 Net income.............                                        3,250,000    3,250,000
 Exercise of stock
  options...............      22,200       29,000         --          --        29,000
 Accretion to redemption
  value on
  preferred shares......         --           --          --      (95,000)     (95,000)
 Conversion of preferred
  shares into
  common shares
  concurrent with
  initial public
  offering..............     592,000          --    1,580,000         --     1,580,000
 Issuance of common
  shares in initial
  public offering, net..   2,726,000   34,329,000         --          --    34,329,000
 Issuance of common
  shares in acquisition.     152,121    3,765,000         --          --     3,765,000
 Tax benefit related to
  exercise of stock
  options...............         --           --       56,000         --        56,000
                          ----------  -----------  ---------- -----------  -----------
Balance, July 31, 1996..   7,492,321   38,125,000   1,636,000     275,000   40,036,000
 Net income ............         --           --          --    1,248,000    1,248,000
 Adjustment to value of
  common shares issued
  in ADD Acquisition             --    (1,129,000)        --          --    (1,129,000)
                          ----------  -----------  ---------- -----------  -----------
Balance, October 31,
 1996 (unaudited).......   7,492,321  $36,996,000  $1,636,000 $ 1,523,000  $40,155,000
                          ==========  ===========  ========== ===========  ===========


                See accompanying notes to financial statements.

                     DATA PROCESSING RESOURCES CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                   THREE MONTHS ENDED
                              FISCAL YEAR ENDED JULY 31,               OCTOBER 31,
                          -------------------------------------  ------------------------
                             1994         1995         1996         1995         1996
                          -----------  -----------  -----------  -----------  -----------
                                                                 (UNAUDITED)  (UNAUDITED)
Cash flows from
 operating activities:
 Net income.............  $    80,000  $ 1,738,000  $ 3,250,000  $  753,000   $ 1,248,000
 Adjustments to
  reconcile net income
  to net cash provided
  by (used in)
  operating activities:
  Depreciation and
   amortization.........       72,000       83,000      208,000      23,000       170,000
  Deferred income
   taxes................          --      (263,000)      47,000      20,000           --
  Changes in operating
   assets and
   liabilities, net of
   the effect of
   acquisition:
   Accounts receivable..   (1,773,000)  (1,264,000)    (759,000)    (50,000)     (796,000)
   Receivables from
    affiliates..........        1,000     (294,000)     215,000     157,000        15,000
   Prepaid expenses and
    other assets........       (6,000)    (132,000)    (138,000)     15,000      (207,000)
   Accounts payable and
    accrued liabilities.      770,000      903,000       16,000     856,000       171,000
   Income taxes payable.       52,000    1,359,000   (1,052,000)   (779,000)      576,000
                          -----------  -----------  -----------  ----------   -----------
    Net cash provided by
     (used in) operating
     activities.........     (804,000)   2,130,000    1,787,000     995,000     1,177,000
Cash flows from
 investing activities:
 Cash paid for
  acquisition...........          --           --    (8,785,000)        --            --
 Purchase of property...     (191,000)    (142,000)    (612,000)    (92,000)      (87,000)
 Decrease (increase) in
  restricted investment.     (250,000)     250,000          --          --            --
                          -----------  -----------  -----------  ----------   -----------
    Net cash (used in)
     provided by
     investing
     activities.........     (441,000)     108,000   (9,397,000)    (92,000)      (87,000)
Cash flows from
 financing activities:
 Proceeds from initial
  public offering of
  common stock, net.....          --           --    34,329,000         --            --
 Proceeds from the
  exercise of stock
  options...............          --           --        29,000         --
 Proceeds from line of
  credit................      635,000      836,000          --                        --
 Repayment of line of
  credit................          --    (2,370,000)    (836,000)   (837,000)          --
 (Repayment of) proceeds
  from notes payable to
  shareholder...........      975,000   (1,350,000)         --          --            --
 Proceeds from notes
  payable--other........       83,000    4,250,000          --          --            --
 Proceeds from issuance
  of preferred stock,
  net...................          --     1,393,000          --          --            --
 Repayment of notes
  payable to former
  shareholders..........     (443,000)  (4,753,000)         --          --            --
 Repayment of notes
  payable--other........       (7,000)     (21,000)  (4,305,000)    (66,000)          --
                          -----------  -----------  -----------  ----------   -----------
    Net cash provided by
     (used in) financing
     activities.........    1,243,000   (2,015,000)  29,217,000    (903,000)          --
                          -----------  -----------  -----------  ----------   -----------
Net increase (decrease)
 in cash and cash
 equivalents............       (2,000)     223,000   21,607,000         --      1,090,000
Cash and cash
 equivalents, beginning
 of period..............       27,000       25,000      248,000     248,000    21,855,000
                          -----------  -----------  -----------  ----------   -----------
Cash and cash
 equivalents, end of
 period.................  $    25,000  $   248,000  $21,855,000  $  248,000   $22,945,000
                          ===========  ===========  ===========  ==========   ===========
Supplemental
 information--Cash paid
 for:
 Interest...............  $   402,000  $   725,000  $   424,000  $  140,000   $     4,000
                          ===========  ===========  ===========  ==========   ===========
 Income taxes...........  $     4,000  $   108,000  $ 3,102,000  $1,275,000   $   225,000
                          ===========  ===========  ===========  ==========   ===========
Supplemental schedule of
 noncash financing and
 investing activities:
 Repurchase of common
  stock.................  $ 4,822,000                       --                        --
 Issuance of notes
  payable to former
  shareholders..........  $ 4,822,000                       --                        --
 Conversion of preferred
  stock to common stock.          --                $ 1,580,000                       --
 Tax benefit of stock
  options exercised.....          --                $    56,000                       --
 Detail of business
  acquired in purchase
  transactions:
 Fair value of assets
  acquired..............          --                $ 1,512,000                       --
 Common stock issued in
  acquisition...........          --                $ 3,765,000                       --
 Adjustment to the
  value of common stock
  issued in
  acquisition...........          --                        --                $ 1,129,000
 Liabilities assumed ...          --                $ 1,210,000                       --

                See accompanying notes to financial statements.

                     DATA PROCESSING RESOURCES CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
             FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996 AND
       FOR THE THREE MONTHS ENDED OCTOBER 31, 1995 AND 1996 (UNAUDITED)

1. GENERAL

  Business--Data Processing Resources Corporation (the "Company"), which was incorporated in California on August 15, 1984, is a leading specialty staffing company providing information technology services to a diverse group of corporate clients.

  Interim Financial Data--The interim financial data as of October 31, 1996 and for the three months ended October 31, 1995 and 1996 is unaudited. The information reflects all adjustments, consisting only of normal recurring entries, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents--The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents.

  Property--The cost of furniture, fixtures and equipment is depreciated using accelerated methods based on the estimated useful lives of the related assets, generally five to seven years. Leasehold improvements are amortized over the lesser of five years or the life of the lease.

  Intangible Assets--Intangible assets include goodwill, which represents the excess of cost over fair value of net assets acquired and is amortized using the straight-line method over 25 years.

  Revenue Recognition--The Company recognizes revenue as services are performed.

  Fair Value of Financial Instruments--Management believes the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturity of these financial instruments.

  Income Taxes--The Company provides for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates.

  Net Income Per Share--Historical net income per share for the years ended July 31, 1994 and 1995 are not presented because they are not indicative of the ongoing entity.

  Net income per share has been computed by dividing net income by the weighted average number of shares of common and common equivalent shares outstanding during the period. Weighted average common and common equivalent shares included common shares, stock options using the treasury stock method and the assumed conversion of all outstanding shares of preferred stock into shares of common stock. Redeemable preferred stock (Note 6) has been treated as common share equivalents in calculating net income per share.

  Reclassifications--Certain items in the prior period financial statements may have been reclassified to conform to the current period presentation.

                     DATA PROCESSING RESOURCES CORPORATION

             FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996 AND
       FOR THE THREE MONTHS ENDED OCTOBER 31, 1995 AND 1996 (UNAUDITED)

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

  Recent Accounting Pronouncements--In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which becomes effective for fiscal years beginning after December 14, 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt this statement in fiscal 1997 as required, and its adoption is not expected to have a significant effect on earnings, financial condition or cash flows.

  In October 1995, FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which requires adoption of the disclosure provisions no later than years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for nonemployee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period. Pursuant to the new accounting standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but would be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting. The Company has determined that it will not change to the fair value method and will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based transactions.

3. ACQUISITIONS

  On July 1, 1996, the Company acquired the information technology staffing business, including two branch facilities and substantially all of the related assets, of the Applications Design and Development, division of ADD Consulting, Inc. ("ADD"), an Omaha-based company. The aggregate purchase price of the acquisition was $12,850,000, consisting of $8,785,000 in cash, 152,121 shares of restricted Company common stock initially valued at $3,765,000 and a deferred payment of $300,000. During the three months ended October 31, 1996, the Company recorded an adjustment to the value of common stock issued in the transaction of $1,129,000 to reflect securities law restrictions on disposal of the stock. This acquisition was accounted for as a purchase. The excess of cost over fair value of net assets acquired was allocated to goodwill, which is amortized using the straight-line method over 25 years. The allocation of the purchase price and other purchase accounting adjustments are as follows:

   Total purchase price, net of discount........................... $11,721,000
   Net assets acquired.............................................    (801,000)
   Adjustments to conform accounting policies......................     199,000
   Acquisition costs related to ADD................................     120,000
                                                                    -----------
   Excess of purchase price over net assets acquired............... $11,239,000
                                                                    ===========

                     DATA PROCESSING RESOURCES CORPORATION

             FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996 AND
       FOR THE THREE MONTHS ENDED OCTOBER 31, 1995 AND 1996 (UNAUDITED)

  Unaudited pro forma combined results of operations for the periods indicated are as follows had the acquisition occurred as of the beginning of the respective periods:

                                                          FISCAL YEARS ENDED
                                                               JULY 31,
                                                        -----------------------
                                                           1995        1996
                                                        ----------- -----------
   Revenues............................................ $59,975,000 $70,660,000
   Pro forma net income................................ $ 2,065,000 $ 3,534,000
   Pro forma net income per share...................... $      0.41 $      0.57
   Weighted average shares outstanding.................   5,078,000   6,171,000

  Pro forma adjustments have been applied to reflect the purchase, which includes the elimination of expenses that are not expected to have a continuing impact on the Company, such as certain redundant personnel costs, owner's compensation in excess of employment agreement and cost of line of business not acquired, and the addition of amortization related to the intangible assets acquired.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts payable and accrued liabilities consist of the following:

                                                    JULY 31,
                                              --------------------- OCTOBER 31,
                                                 1995       1996       1996
                                              ---------- ---------- -----------
                                                                    (UNAUDITED)
   Accounts payable.......................... $  255,000 $  949,000 $  741,000
   Accrued salaries, bonuses and related
    benefits.................................  1,917,000  2,379,000  2,752,000
   Commissions payable.......................    292,000    362,000    368,000
                                              ---------- ---------- ----------
                                              $2,464,000 $3,690,000 $3,861,000
                                              ========== ========== ==========

5. DEBT

  Effective March 1995, the Company obtained a revolving line of credit and term loan with a financial institution (the Credit Agreement). The revolving line of credit, which permitted borrowing up to the lesser of $5,000,000 or 8.5% of eligible accounts receivable, and the term loan, which permitted indebtedness up to $4,250,000, were collateralized by substantially all of the assets of the Company. The outstanding principal balances of the revolving line of credit and term loan bore interest at the prime rate plus 1.0% and 2.5%, respectively, and was scheduled to expire on March 1, 2000. The Company has obtained a new revolving line of credit and acquisition facility (the New Credit Agreement) effective October 25, 1996 (Note 12). All outstanding borrowings under the Credit Agreement were repaid with the proceeds from the initial public offering (Note 6).

                     DATA PROCESSING RESOURCES CORPORATION

             FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996 AND
       FOR THE THREE MONTHS ENDED OCTOBER 31, 1995 AND 1996 (UNAUDITED)

Long-term debt consisted of the following at July 31, 1995:

   Term loan due to financial institution, bearing interest at bank's prime rate plus 2.5%, principal and interest payable in monthly installments approximating $101,000, based on a set amortization schedule beginning October 1, 1995 through
    March 1, 2000. Such loan was paid with proceeds from the
    initial public offering...................................... $4,250,000
   Equipment term loan with bank, interest payable monthly at bank's prime rate plus 2%, principal payable in monthly
    installments of $1,729 through March 15, 1998. Such loan was
    repaid in December 1995......................................     55,000
                                                                  ----------
                                                                   4,305,000
   Less current portion..........................................   (652,000)
                                                                  ----------
     Total long-term debt........................................ $3,653,000
                                                                  ==========

6. SHAREHOLDERS' EQUITY

  Initial Public Offering--In March 1996, the Company completed an initial public offering (the "Offering") of 2,726,000 shares of its common stock at an offering price of $14.00 per share for net proceeds of $34.3 million.

  Stock Split--On January 8, 1996, the Company amended its Articles of Incorporation to increase the number of authorized shares of common stock from 8,000,000 to 20,000,000, authorize 2,001,480 shares of preferred stock (of which 1,480 were designated Series A Convertible Preferred Stock) and effect a 400-for-one stock split of its common stock. All shares and per share amounts included in the accompanying financial statements and footnotes have been restated to reflect the stock split.

  Preferred Stock--In March 1995, the Company issued 1,480 shares of Series A Preferred Stock for $1,601,000, less costs of $208,000 associated with the issuance. The Series A Preferred Stock had a liquidation preference of $1,082 per share, plus 8.0% interest per annum, compounded annually applied to such an amount from the date of original issuance, less any dividends previously paid. The stock was redeemable at an amount equal to the sum of $2,850 per share, plus any declared and unpaid dividends, and was payable in twelve equal quarterly installments. Holders of Series A Preferred Stock were entitled to receive noncumulative cash dividends at an annual rate of $87 per share, payable in preference and priority to any dividend on common stock when and as declared by the Board of Directors. For the year ended July 31, 1996, no dividends were declared.

  The Company had 2,001,480 authorized shares of preferred stock, of which 1,480 shares had been designated Series A Convertible Preferred Stock as of July 31, 1995. Immediately prior to the consummation of the Offering, the outstanding shares of Series A Convertible Preferred Stock automatically converted into an aggregate of 592,000 shares of common stock. The shares of Series A Convertible Preferred Stock were canceled upon said conversion and ceased to be authorized.

  Dividends--The Company's Credit Agreement prohibited the payment of dividends without the prior written consent of the lender.

7. STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS

  Stock Option Plan--In 1994, the Company adopted the 1994 Stock Plan (the Stock Plan) under which incentive and non-statutory stock options to acquire shares of the Company's common stock may be granted to officers, employees and consultants of the Company. The Stock Plan is administered by the Board of Directors

                     DATA PROCESSING RESOURCES CORPORATION

             FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996 AND
       FOR THE THREE MONTHS ENDED OCTOBER 31, 1995 AND 1996 (UNAUDITED)

and permits the issuance of options for up to 1,250,000 shares of the Company's common stock. Incentive stock options must be issued at an exercise price not less than the fair market value of the underlying shares on the date of grant. Options granted under the Stock Plan are exercisable over a period of time, not to exceed ten years, and are subject to other terms and conditions specified in the individual employee option agreement. Of these options 136,000 were exercisable as of July 31, 1996. A summary of employee stock options is as follows:

                                                          NUMBER
                                                            OF     OPTION PRICE
                                                          SHARES     PER SHARE
                                                          -------  -------------
   Outstanding at August 1, 1994.........................     --        --
     Granted............................................. 284,400   $1.31-$2.25
                                                          -------
   Outstanding at July 31, 1995.......................... 284,400   $1.31-$2.25
     Granted............................................. 395,220  $2.25-$27.25
     Exercised........................................... (22,200)     $1.31
     Canceled............................................ (40,200) $2.25-$27.25
                                                          -------
   Outstanding at July 31, 1996.......................... 617,220  $1.31-$27.25
     Granted............................................. 169,500  $17.75-$22.00
                                                          -------
   Outstanding at October 31, 1996 (unaudited)........... 786,720   $1.31-$27.25
                                                          =======

  Retirement Savings Plan--The Company has a retirement savings plan (the
Plan) which qualifies under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 20% of their annual compensation, as defined by the Plan. Company contributions are fully discretionary, and no Company contributions have been made to the Plan during the year.

8. INCOME TAXES

  The provision for income taxes includes the following:

                                                             THREE MONTHS ENDED
                             FISCAL YEAR ENDED JULY 31,          OCTOBER 31,
                            ------------------------------ -----------------------
                             1994      1995        1996       1995        1996
                            ------- ----------  ---------- ----------- -----------
                                                           (UNAUDITED) (UNAUDITED)
   Current:
     Federal............... $40,000 $1,153,000  $1,563,000  $366,000    $697,000
     State.................  16,000    315,000     475,000   130,000     104,000
                            ------- ----------  ----------  --------    --------
                             56,000  1,468,000   2,038,000   496,000     801,000
   Deferred:
     Federal...............     --    (227,000)     32,000    31,000         --
     State.................     --     (36,000)     26,000   (11,000)        --
                            ------- ----------  ----------  --------    --------
                                --    (263,000)     58,000    20,000         --
                            ------- ----------  ----------  --------    --------
   Provision for income
    taxes.................. $56,000 $1,205,000  $2,096,000  $516,000    $801,000
                            ======= ==========  ==========  ========    ========

                     DATA PROCESSING RESOURCES CORPORATION

             FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996 AND
       FOR THE THREE MONTHS ENDED OCTOBER 31, 1995 AND 1996 (UNAUDITED)

  A reconciliation of the Company's effective tax rate compared to the statutory federal tax rate is as follows at July 31 and October 31:

                                        FISCAL YEAR      THREE MONTHS ENDED
                                       ENDED JULY 31,        OCTOBER 31,
                                       ----------------  ------------------
                                       1994  1995  1996      1995  1996
                                       ----  ----  ----  --------------------
                                                             (UNAUDITED)
   Income taxes at statutory federal
    rate.............................. 34.0% 34.0% 34.0%      34.0%      34.0%
   State taxes, net of federal
    benefit...........................  7.7   6.3   6.2        6.2        5.1
   Meals and entertainment............  3.5   0.7   0.2        0.2        --
   Tax exempt interest................  --    --   (2.3)       --         --
   Other..............................  3.0   --    1.1        0.3        --
   Benefit of graduated rates......... (6.9)  --    --         --         --
                                       ----  ----  ----  ---------  ---------
     Total............................ 41.3% 41.0% 39.2%      40.7%      39.1%
                                       ====  ====  ====  =========  =========

  The Company provides deferred income taxes for temporary differences between assets and liabilities recognized for financial reporting and income tax purposes. The income effects of these temporary differences representing significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                       JULY 31,
                                                   ----------------- OCTOBER 31,
                                                     1995     1996      1996
                                                   -------- -------- -----------
                                                                     (UNAUDITED)
   State income taxes............................. $ 95,000 $158,000  $158,000
   Bonus accrual..................................  129,000      --        --
   Bad debt reserve...............................   27,000   42,000    42,000
   Vacation accrual...............................   12,000   16,000    16,000
                                                   -------- --------  --------
   Total deferred tax asset....................... $263,000 $216,000  $216,000
                                                   ======== ========  ========

  During fiscal 1994, there were no significant temporary differences.

  During fiscal 1996, the Company was under examination by the Internal Revenue Service for the years ended July 31, 1992, 1993 and 1994. In October 1996, the Internal Revenue Service proposed an assessment of $770,000, plus interest, based on a disallowance of the deduction of management fees paid to a prior owner in such years. In the opinion of management, settlements or adjustments that may result from this proposed assessment will not have a material adverse effect on the Company's financial condition or results of operations.

9. COMMITMENTS AND CONTINGENCIES

  The Company leases its office facilities, certain equipment and vehicles under lease agreements classified as operating leases. Future minimum lease payments under such noncancelable operating leases are summarized as follows at July 31, 1996:

     Year ending July 31:
      1997............................................................. $343,000
      1998.............................................................  269,000
      1999.............................................................  252,000
      2000.............................................................  107,000
      2001.............................................................   22,000
      Thereafter.......................................................      --
                                                                        --------
     Total future minimum lease payments............................... $993,000
                                                                        ========

                     DATA PROCESSING RESOURCES CORPORATION

             FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996 AND
       FOR THE THREE MONTHS ENDED OCTOBER 31, 1995 AND 1996 (UNAUDITED)

  Rent expense amounted to $149,000, $170,000, $227,000 and $51,000 and
$90,000 for the years ended July 31, 1994, 1995, 1996 and the three months ended October 31, 1995 and 1996, respectively, and has been included in selling, general and administrative expenses in the accompanying statements of income.

10. RELATED PARTY TRANSACTIONS

  In fiscal 1994, one of the Company's larger clients desired to outsource its entire information systems department through an employee leasing arrangement. Because the Company does not provide such employee leasing services and was unable to provide a comparable employment benefit package to consultants working for this company, Information Technology Resources, Inc. ("ITR") was formed by the founder of the Company and certain other persons, including certain former employee's of ITR's client, with the founder owning approximately 75.6% of the outstanding capital stock. As a result of this arrangement, the Company provides certain management services to ITR to support its operations, for which the Company receives a management fee pursuant to a management services agreement. Management fees earned by the Company were $482,000, $934,000, $1,084,000, $263,000 and $300,000 for the
years ended July 31, 1994, 1995 and 1996 and the three months ended October 31, 1995 and 1996, respectively. ITR also contracts with the Company for technical consultants to meet its staffing needs. The Company recorded revenues of $1,028,000, $3,678,000, $4,974,000, $1,393,000 and $1,023,000 for
the years ended July 31, 1994, 1995, 1996 and the three months ended October 31, 1995 and 1996, respectively from billing of ITR technical consultants.

  Receivables from affiliates includes a receivable from ITR related to these management services and amounted to $79,000 and $104,000 as of July 31, 1995 and 1996, respectively, and $89,000 as of October 31, 1996. The Company has trade accounts receivable for technical consultants due from ITR of $397,000 and $133,000 as of July 31, 1995 and 1996, respectively, and $458,000 as of October 31, 1996. The Company from time to time has made advances to ITR to assist it with its working capital needs. These advances are provided on a short-term, unsecured basis, do not bear interest and had a balance outstanding as of July 31, 1995 of $240,000.

11. CONCENTRATIONS OF CREDIT RISK

  The Company's revenues are generated from credit sales to customers primarily located in Southern California. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit lines and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations. The Company's ten largest customers represented 60.3% of total revenues in fiscal 1996, and as a result, the Company has a large proportion of its receivables outstanding with these customers. Accounts receivable to the Company's ten largest customers was $3,205,000 as of July 31, 1996.

  In each of fiscal 1994, 1995, 1996 and the three months ended October 31, 1995, the Company had sales to a major customer, not necessarily the same customer in each period, of approximately $3,529,000, $6,072,000, $5,794,000 and $1,667,000, respectively. There was no major customer for the three months ended October 31, 1996. Given the significant amount of revenues derived from these customers, the loss of any such customer or the uncollectability of related receivables could have a material adverse effect on the Company's financial condition and results of operations.

12. SUBSEQUENT EVENT

  On October 25, 1996, the Company obtained a two-year, $20,000,000 credit agreement with a bank. The credit consists of a revolving line of credit in the principal amount of $10,000,000, which bears interest at the prime rate or LIBOR plus 1.0%, and a revolving loan in the principal amount of $10,000,000, which bears interest at the prime rate or LIBOR plus 1.25%. Both facilities are secured by accounts receivable and equipment. Additional pricing options and alternatives are available depending on certain financial conditions. The credit agreement contains various covenants, including the maintenance of defined financial ratios such as liquidity and tangible net worth. There are currently no borrowings outstanding.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ADD Consulting, Inc.:

  We have audited the accompanying balance sheets of ADD Consulting, Inc. (a Nebraska corporation) as of December 31, 1994 and 1995, and the related statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADD Consulting, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP
Omaha, Nebraska
February 1, 1996

                              ADD CONSULTING, INC.

                                 BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ----------------------
                                                                 1994        1995
                           ASSETS                             ----------  ----------
Current Assets
 Cash.......................................................  $    1,796  $  102,293
 Trade receivables--
  Billed, net of allowance for doubtful accounts of $12,000
   in 1994 and $18,000 in 1995..............................     736,957     984,535
  Unbilled..................................................     122,801     278,519
 Shareholder/employee receivable (Note 7)...................      18,550     101,875
 Other current assets.......................................      13,272      28,283
                                                              ----------  ----------
    Total current assets....................................     893,376   1,495,505
                                                              ----------  ----------
Property and Equipment (Note 2)
 Computer equipment and software............................      71,726     124,231
 Office furniture and equipment.............................      29,191      87,646
                                                              ----------  ----------
                                                                 100,917     211,877
 Less--Accumulated depreciation.............................     (12,262)    (29,680)
                                                              ----------  ----------
    Net property and equipment..............................      88,655     182,197
                                                              ----------  ----------
Goodwill, net of accumulated amortization of $64,495 in 1994
 and $129,295 in 1995 (Note 5)..............................     902,929     838,129
                                                              ----------  ----------
      Total assets..........................................  $1,884,960  $2,515,831
                                                              ==========  ==========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Line of credit (Note 4)....................................  $  155,000  $  310,000
 Current maturities of note payable (Note 6)................     423,168     153,407
 Accounts payable...........................................     206,864     183,322
 Dividend distributions payable (Note 2)....................     187,000     337,290
 Compensation expense.......................................     143,124     212,541
 Accrued vacation...........................................      56,592      86,657
 Accrued payroll taxes......................................      42,071     116,170
 Other accrued expenses.....................................      16,373      27,005
                                                              ----------  ----------
    Total current liabilities...............................   1,230,192   1,426,392
                                                              ----------  ----------
Note Payable, net of current maturities (Note 6)............      79,891         --
                                                              ----------  ----------
    Total liabilities.......................................   1,310,083   1,426,392
                                                              ----------  ----------
Commitments (Note 8)
Shareholders' Equity (Notes 3, 5, 9 and 10):
 Class A Common Stock, voting, $.10 par value, 50,000 shares
  authorized, 1,000 shares issued and outstanding...........         100         100
 Class B Common Stock, nonvoting, $.10 par value, 50,000
  shares authorized, 1,200 shares issued and 1,195 shares
  outstanding...............................................         120         120
 Additional paid-in capital.................................     219,880     219,880
 Retained earnings..........................................     354,777     870,646
 Less--Treasury stock, 5 shares in 1995, at cost............         --       (1,307)
                                                              ----------  ----------
    Total shareholders' equity..............................     574,877   1,089,439
                                                              ----------  ----------
    Total liabilities and shareholders' equity..............  $1,884,960  $2,515,831
                                                              ==========  ==========

      The accompanying notes are an integral part of these balance sheets.

                              ADD CONSULTING, INC.

                              STATEMENTS OF INCOME


                                                           YEAR ENDED DECEMBER
                                                                   31,
                                                          ----------------------
                                                             1994       1995
                                                          ---------- -----------
 Revenues................................................ $7,938,005 $11,899,096
 Professional salaries and related personnel costs.......  5,476,272   8,338,533
                                                          ---------- -----------
  Gross margin...........................................  2,461,733   3,560,563
 Selling, general and administrative expenses............  1,654,700   2,441,730
 Research and development (Note 2).......................        --       66,739
 Amortization of goodwill................................     64,495      64,800
                                                          ---------- -----------
  Income from operations.................................    742,538     987,294
 Interest expense........................................     60,661      50,769
 Interest income.........................................        --        1,280
                                                          ---------- -----------
 Net income.............................................. $  681,877 $   937,805
                                                          ========== ===========


       The accompanying notes are an integral part of theses statements.

                              ADD CONSULTING, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                         CLASS A CLASS B ADDITIONAL
                         COMMON  COMMON   PAID-IN   RETAINED   TREASURY
                          STOCK   STOCK   CAPITAL   EARNINGS    STOCK      TOTAL
                         ------- ------- ---------- ---------  --------  ----------
Balance, January 1,
 1994................... $  --    $ --    $    --   $     --   $   --    $      --
 Issuance of 1,000
  shares of Class A
  Common Stock for
  contribution of trade
  receivables ($200 per
  share)................    100     --     199,900        --       --       200,000
 Stock dividend of 1,000
  shares of Class B
  Common Stock..........    --      100        --        (100)     --           --
 Sale of 200 shares of
  Class B Common Stock
  for cash ($100 per
  share)................    --       20     19,980        --       --        20,000
 Dividends paid and
  accrued...............    --      --         --    (327,000)     --      (327,000)
 Net income.............    --      --         --     681,877      --       681,877
                         ------   -----   --------  ---------  -------   ----------
Balance, December 31,
 1994...................    100     120    219,880    354,777      --       574,877
 Purchase of 5 shares of
  Class B Common Stock..    --      --         --         --    (1,307)      (1,307)
 Dividends paid and
  accrued...............    --      --         --    (421,936)     --      (421,936)
 Net income.............    --      --         --     937,805      --       937,805
                         ------   -----   --------  ---------  -------   ----------
Balance, December 31,
 1995................... $  100   $ 120   $219,880  $ 870,646  $(1,307)  $1,089,439
                         ======   =====   ========  =========  =======   ==========


        The accompanying notes are an integral part of these statements.

                             ADD CONSULTING , INC.

                           STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                          --------------------
                                                            1994       1995
                                                          ---------  ---------
 Cash flows from operating activities:
  Net income............................................. $ 681,877  $ 937,805
   Adjustments to reconcile net income to net cash
    provided by operating
    activities--
    Depreciation and amortization........................    76,757     82,218
    Changes in assets and liabilities--
     Trade receivables, net..............................  (170,673)  (403,296)
     Other current assets................................     6,240    (98,336)
     Accounts payable and accrued expenses...............  (162,922)   160,671
                                                          ---------  ---------
      Net cash provided by operating activities..........   431,279    679,062
                                                          ---------  ---------
 Cash flows from investing activities:
  Purchase of property and equipment.....................   (35,917)  (110,960)
  Acquisition of business, net of cash acquired (Note 5).    68,375        --
                                                          ---------  ---------
      Net cash provided by (used in) investing
       activities........................................    32,458  (110,960)
                                                          ---------  ---------
 Cash flows from financing activities:
  Payments on note payable...............................  (396,941)  (649,652)
  Issuance of note payable...............................       --     300,000
  Net borrowings under the line of credit................    55,000    155,000
  Sale of common stock...................................    20,000        --
  Distributions to shareholders..........................  (140,000)  (271,646)
  Purchase of Class B Common Stock.......................       --      (1,307)
                                                          ---------  ---------
      Net cash used in financing activities..............  (461,941)  (467,605)
                                                          ---------  ---------
      Net increase in cash...............................     1,796    100,497
 Cash, beginning of period...............................       --       1,796
                                                          ---------  ---------
 Cash, end of period..................................... $   1,796  $ 102,293
                                                          =========  =========
 Supplemental disclosure of cash flow information:
  Cash paid during the period for interest............... $  60,661  $  49,380

Supplemental disclosure of noncash investing and financing activities:

  In connection with the acquisition described in Note 5, the majority shareholder contributed $200,000 of trade receivables as consideration for 1,000 shares of Class A Common Stock.

  In connection with the acquisition described in Note 5, the Company issued a note payable for $900,000 for substantially all of the assets of the Company.

  As of December 31, 1994 and 1995, the Company had accrued dividend distributions payable of $187,000 and $337,290, respectively.

       The accompanying notes are an integral part of these statements.

                             ADD CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995

1. GENERAL

  ADD Consulting, Inc. (the Company) was formed on October 22, 1993, for the purpose of acquiring substantially all of the assets, liabilities and operations of AD&D Acquisition, Inc. The Company did not have substantive operations prior to the acquisition of AD&D Acquisition, Inc. on January 1, 1994 (Note 5). The Company does business as Applications Design and Development.

  The Company provides experienced and skilled professionals on a contract basis to serve the needs of the information and data processing community. As the Company serves a wide range of customers in various industries, there is no concentration of credit risk within a particular industry. Two major customers of the Company accounted for approximately 29 percent and 28 percent of revenues for the years ended December 31, 1994 and 1995, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

  Revenue is recognized as services are performed based on units of time incurred on behalf of clients.

Property and Equipment

  Property and equipment are stated at cost. Expenditures for repair and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method for financial statement purposes. Accelerated methods are used for income tax purposes. The estimated useful lives used in computing depreciation and amortization for financial statement purposes are as follows:

      Computer equipment and software................................... 7 years
      Office furniture and equipment.................................... 7 years

Income Taxes

  The Company has elected for federal income tax reporting to include its taxable income or loss with that of its shareholders (an S corporation election). The Company files its tax returns on a cash-basis, whereas the accompanying financial statements are presented on an accrual basis in accordance with generally accepted accounting principles. The Company intends to pay dividends to shareholders in lieu of tax payments.

Research and Development

  Research and development costs are expensed as incurred and consist primarily of internal software development costs incurred prior to the achievement of technological feasibility. The Company capitalizes internal software development costs after the software products in development reach technological feasibility. There were no software development costs capitalized during 1994 and 1995.

Use of Estimates in Preparation of Financial Statements

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             ADD CONSULTING, INC.

                FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995

3. AUTHORIZED SHARES

  During 1994, the Company amended its certificate of incorporation and authorized 50,000 shares of $.10 par Class A Common Stock (voting) and 50,000 shares of $.10 par Class B Common Stock (nonvoting). Previous to the amendment, the Company had one class of $1 par common stock authorized. As of the amendment date, the previously outstanding 100 shares of common stock were replaced with 1,000 shares of $.10 par Class A Common Stock. All shares and per share amounts have been retroactively adjusted to reflect this amendment, as applicable.

4. LINE OF CREDIT

  The Company has a line-of-credit agreement with a bank that allows for borrowings, up to $1,000,000 at 1 1/2 percent above the prime rate (10 percent at December 31, 1995). The weighted average interest rates for this line-of-credit during 1994 and 1995 were 9.1 percent and 10.2 percent, respectively. There was $155,000 and $310,000 outstanding against this line at December 31, 1994 and 1995, respectively. The line of credit expires on June 19, 1996, and is renewable on an annual basis. The line of credit is secured by the Company's business assets and an assignment of a life insurance policy on the Company's majority shareholder and is guaranteed by the majority shareholder of the Company. Interest expense on the line of credit for the years ended December 31, 1994 and 1995, was $9,003 and $25,033, respectively.

  The available amounts on the line of credit are reduced by the amount of note payable (see Note 6) and a letter of credit in the amount of $25,000. The Company must comply with certain covenants including maintenance of a certain debt to pre-tax earnings ratio. The Company was in compliance with these covenants at December 31, 1995.

5. ACQUISITIONS

  On January 1, 1994, the Company acquired substantially all of the assets and operations of AD&D Acquisition, Inc. for a $900,000 note payable to the former owner (Note 6) and assumption of liabilities of approximately $728,000.

  The acquisition was recorded using the purchase method of accounting and, accordingly, the cost in excess of the fair value of the net tangible assets acquired of approximately $967,400 was allocated primarily to goodwill. Goodwill is being amortized over a period of 15 years. During the years ended December 31, 1994 and 1995, amortization expense of $64,495 and $64,800, respectively, was recorded and is included in the accompanying statements of income.

  The Company's majority shareholder previously held a minority interest in AD&D Acquisition, Inc. AD&D Acquisition, Inc. distributed accounts receivable with a fair value of $200,000 to the Company's majority shareholder to redeem the minority interest prior to the Company's acquisition of AD&D Acquisition, Inc. ADD Consulting, Inc.'s majority shareholder contributed the $200,000 of trade receivables to the Company for 1,000 shares (Note 3) of Class A Common Stock ($200 per share).

6. NOTE PAYABLE

  In connection with the acquisition as described in Note 5, the Company issued a promissory note to the former owner. The principal balance on this note was paid in full as of December 31, 1995.

  During 1995, the Company issued a note payable to the bank which bears interest at 1 1/2 percent above the prime rate (10 percent at December 31, 1995). The note is due in monthly installments of $26,470 through June 1996. The note is secured by the Company's business assets and a life insurance policy on the Company's majority shareholder.

                             ADD CONSULTING, INC.

                FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995


7. RELATED-PARTY TRANSACTIONS

  During the years ended December 31, 1994 and 1995, the Company provided consulting services to a company affiliated with the Company's majority shareholder. These services were billed at cost and approximated $14,000 and $15,000 during 1994 and 1995, respectively. In addition, during 1995, the Company purchased travel services of approximately $57,000 from a travel agency owned by an officer of the Company.
  As of December 31, 1994 and 1995, the Company had shareholder/employee receivables as follows:

                                                               1994     1995
                                                              ------- --------
      Note receivable from majority shareholder, 8 percent
       interest, due March 31, 1996.......................... $   --  $ 65,997
      Shareholder/employee advances..........................  18,550   35,878
                                                              ------- --------
                                                              $18,550 $101,875
                                                              ======= ========

8. LEASE AGREEMENTS

  The Company leases office facilities and office furniture and equipment under operating leases. Total rent expense under operating leases was $60,715 and $90,772 during the years ended December 31, 1994 and 1995, respectively. Future minimum lease payments under these agreements for the years ending December 31 are as follows:

      YEAR                                                               AMOUNT
      ----                                                              --------
      1996............................................................. $144,403
      1997.............................................................   76,149
      1998.............................................................   45,202
                                                                        --------
                                                                        $265,754
                                                                        ========

9. STOCK RESTRICTION AGREEMENT

  The Company's shareholders have a stock repurchase agreement which restricts the transfer of the Company's stock upon the sale by or death of the minority shareholders. Under the agreement, the Company and majority shareholder have the right to acquire shares of the Company's stock in the event of a pending sale by the minority shareholders to any persons other than authorized transferees, as defined.

10. STOCK OPTION PLAN

  During 1994, the Company issued options to purchase 200 shares of the Company's Class B Common Stock for $100 per share. All options were exercised in 1994 for total proceeds of $20,000. All option shares were granted at an exercise price equal to the estimated fair market value of the shares at the date of the grant.

11. 401(K) RETIREMENT PLAN

  The Company sponsors a 401(k) retirement plan for all eligible employees. Participants may contribute up to 20 percent of their eligible wages. The Company matches the contributions at their discretion. During the years ended December 31, 1994 and 1995, the Company did not make any matching contributions.

12. EVENT (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT

  The Company sold substantially all of its business operations and related assets to Data Processing Resources Corporation on July 1, 1996. The accompanying financial statements do not reflect any adjustments with respect to this transaction.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
AD&D Acquisition, Inc.:

  We have audited the accompanying balance sheet of AD&D Acquisition, Inc. (an Illinois corporation) as of December 31, 1993, and the related statements of operations and cash flows for the ten months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AD&D Acquisition, Inc. as of December 31, 1993, and the results of its operations and its cash flows for the ten months then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP
Chicago, Illinois,
May 16, 1994

                             AD&D ACQUISITION, INC.

                                 BALANCE SHEET

                                                                   DECEMBER 31, 1993
                                                                   -----------------
                              ASSETS
Current assets:
  Cash............................................................     $  68,376
  Receivables--client, including $100,964 billed subsequent to
   December 31, 1993, less allowance of $16,076 for doubtful
   accounts (Note 1)..............................................       682,153
  Due from shareholder............................................        23,096
  Prepaid expenses and deposits...................................        11,262
                                                                       ---------
    Total current assets..........................................       784,887
                                                                       ---------
Property and equipment (Note 1):
  Computer equipment and software.................................        48,507
  Office furniture and equipment..................................        15,973
                                                                       ---------
                                                                          64,480
  Less-Accumulated depreciation and amortization..................        27,572
                                                                       ---------
    Net property and equipment....................................        36,908
                                                                       ---------
Noncompete agreement and other assets, net (Note 3)...............         6,693
                                                                       ---------
                                                                       $ 828,488
                                                                       =========
               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Line of credit (Note 2).........................................     $ 100,000
  Accounts payable................................................        32,343
  Due to affiliates (Note 4)......................................         3,574
  Compensation expense............................................       175,797
  Accrued vacation................................................        43,675
  Accrued payroll taxes...........................................        50,478
  Other accrued expenses..........................................        49,829
                                                                       ---------
    Total current liabilities.....................................       455,696
                                                                       ---------
Shareholders' equity (Note 6):
  Common stock, no par value, 1,000,000 shares authorized, 1,000
   shares outstanding.............................................         1,000
                                                                       ---------
  Accumulated earnings--
    Balance, beginning of period..................................       149,052
    Net income for the period.....................................       341,730
    Shareholders' distributions...................................      (118,990)
                                                                       ---------
  Balance, end of period..........................................       371,792
                                                                       ---------
      Total shareholders' equity..................................       372,792
                                                                       ---------
                                                                       $ 828,488
                                                                       =========

       The accompanying notes are an integral part of this balance sheet.

                             AD&D ACQUISITION, INC.

                            STATEMENT OF OPERATIONS


                                                               TEN MONTHS ENDED
                                                               DECEMBER 31, 1993
                                                               -----------------
 Revenues.....................................................    $4,482,462
 Professional salaries and related personnel costs............     3,099,064
                                                                  ----------
  Gross margin................................................     1,383,398
 Selling, general and administrative expenses.................       906,825
 Amortization of noncompete agreement.........................       120,880
 Interest expense.............................................        13,963
                                                                  ----------
 Net income for the period....................................    $  341,730
                                                                  ==========



         The accompanying notes are an integral part of this statement.

                             AD&D ACQUISITION, INC.

                            STATEMENT OF CASH FLOWS

                                                                TEN MONTHS ENDED
                                                                  DECEMBER 31,
                                                                      1993
                                                                ----------------
Cash flows from operating activities:
 Net income for the period....................................     $ 341,730
 Adjustments to reconcile net income to net cash provided by operating activities--
  Depreciation and amortization...............................       126,167
  Changes in assets and liabilities--
   Increase in client receivables.............................      (246,579)
   Increase in prepaid expenses and deposits..................        (2,274)
   Increase in due from shareholder...........................       (12,681)
   Increase in accounts payable and accrued expenses..........       109,048
   Decrease in due to affiliate...............................        (3,528)
                                                                   ---------
    Net cash provided by operating activities.................       311,883
                                                                   ---------
Cash flows from investing activities--purchase of property and
 equipment....................................................        (9,177)
                                                                   ---------
Cash flows from financing activities:
 Payments on notes payable to affiliates......................      (221,000)
 Net borrowings under the line of credit......................      (100,000)
 Distributions paid to shareholders...........................      (118,990)
                                                                   ---------
    Net cash used in financing activities.....................      (439,990)
                                                                   ---------
    Net decrease in cash......................................      (137,284)
Cash, beginning of period.....................................       205,660
                                                                   ---------
Cash, end of period...........................................     $  68,376
                                                                   =========
Supplemental disclosure of cash payments made for:
  Interest....................................................     $  13,517
                                                                   =========


         The accompanying notes are an integral part of this statement.

                            AD&D ACQUISITION, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE TEN MONTHS ENDED DECEMBER 31, 1993

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  AD&D Acquisition, Inc. (the Company) provides experienced and skilled professionals on a contract basis to serve the needs of the information and data processing community. As the Company serves a wide range of customers in various industries, there is no concentration of credit risk within a particular industry or with any particular customer.

  The following is a summary of significant accounting policies:

 Revenue Recognition

  Revenue is recognized currently as services are performed based on units of time incurred on behalf of clients.

 Property and Equipment

  Property and equipment are stated at cost. Expenditures for repair and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method for financial statement purposes. Accelerated methods are used for income tax purposes. The estimated useful lives used in computing depreciation and amortization for financial statements purposes are as follows:

                                                                         ASSET
                             ASSET DESCRIPTION                           LIFE
                             -----------------                         ---------
      Computer equipment and software................................. 7 years
      Office furniture and equipment.................................. 7 years

 Income Taxes

  The Company has elected for federal income tax reporting to include its taxable income or loss with that of its shareholders (an S Corporation election). There are no significant differences between book and tax reporting for income and expense items. The Company pays dividends to shareholders each year in amounts adequate to satisfy the tax liability for their shares of the Company's taxable income.

2. LINE OF CREDIT

  The Company has a line-of-credit agreement with a bank that allows for borrowings, up to $200,000, at the bank's base regional lending rate, 7.0 percent at December 31, 1993. The weighted average interest rate for this line of credit during 1993 was approximately 7 percent. There was $100,000 outstanding against this line at December 31, 1993. The line of credit is secured by substantially all assets of the Company and is guaranteed by the majority shareholder of the Company.

3. NONCOMPETE AGREEMENT AND OTHER ASSETS

  The Company has a noncompete agreement with the minority shareholder of the Company and employment agreements with specific employees. The noncompete agreement had a term of one year following the termination of employment of the minority shareholder. Effective January 1, 1994, the assets of the Company were sold (see Note 8) and the noncompete agreement cancelled. As a result, $111,000 of additional amortization expense was recorded in the accompanying financial statements to reduce the asset related to the noncompete agreement to zero.

                            AD&D ACQUISITION, INC.

                  FOR THE TEN MONTHS ENDED DECEMBER 31, 1993

  The remaining other asset balance includes employment agreements entered into with the former employees of Applications Design and Development, a business acquired during March, 1990. The asset is being amortized on a pro rata basis as each of the original employees terminates employment with the Company.

4.  RELATED-PARTY TRANSACTIONS

  The amount included in the balance sheet caption "due to affiliates" represents payables and accrued interest to an affiliated company and majority shareholder. The affiliated company provided accounting services support to the Company in the ten months ended December 31, 1993, for which it charged fees of $30,000.

  As of the beginning of the period, notes payable consisted of $221,000 of due-on-demand promissory notes to an affiliated entity. The notes carried interest rates from 10% to 11%, and the interest was payable annually. The notes were paid in full during the period ended December 31, 1993.

5. LEASE AGREEMENTS

  The Company leases the office facilities for its corporate headquarters under an operating lease agreement on a month-to-month basis. The Company also leases office furniture and equipment under noncancelable operating leases. Total rent expense under operating leases was approximately $31,000 in the period ended December 31, 1993.

6. STOCK RESTRICTION AGREEMENT

  The Company's shareholders have a stock repurchase agreement which provides for the transfer of the Company's stock upon the sale by or death of the minority shareholder. Under the agreement, the Company and majority shareholder have the right of first refusal to acquire shares of the Company's stock in the event of a pending sale by the minority shareholder to any persons other than authorized transferees, as defined. If the Company and majority shareholder do not exercise their option to purchase these shares, then the shares may be sold to a third party at a price not more favorable than that at which the shares were first offered to the Company and the majority shareholder. In addition, upon the death of the minority shareholder, the Company and majority shareholder are required to purchase all the shares of the deceased shareholder.

7. SUBSEQUENT EVENT

  Effective January 1, 1994, the net assets of the Company were sold for $900,000 to a company owned by the minority shareholder. The assets sold excluded $200,000 of accounts receivable used to redeem the minority shareholder's interest in the Company. The Company received consideration in the form of a note receivable for $900,000 payable in 24 monthly installments of $40,295, including interest at 7.0%. The payments began on March 1, 1994, and continue through February 1, 1996.

                         INDEPENDENT AUDITORS' REPORT

Leardata Info-Services, Inc.
Dallas, Texas

  We have audited the accompanying balance sheets of Leardata Info-Services, Inc. (the Company) as of December 31, 1994 and 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Leardata Info-Services, Inc. at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Dallas, Texas
March 11, 1996

                          LEARDATA INFO-SERVICES, INC.

                                 BALANCE SHEETS

                                                    DECEMBER 31,
                                                ----------------------
                                                   1994        1995
                                                ----------  ----------
                               ASSETS
Current assets:
  Cash and cash equivalents.................... $1,193,582  $1,855,221
  Accounts receivable .........................  1,825,330   2,203,230
  Prepaid expenses and other current assets....     41,925      24,504
  Income tax receivable........................        --       90,815
                                                ----------  ----------
    Total current assets.......................  3,060,837   4,173,770
Property:
  Furniture and fixtures.......................    248,816     249,392
  Equipment....................................    364,886     274,509
                                                ----------  ----------
                                                   613,702     523,901
  Less accumulated depreciation................   (404,970)   (436,889)
                                                ----------  ----------
    Property, net..............................    208,732      87,012
                                                ----------  ----------
                                                $3,269,569  $4,260,782
                                                ==========  ==========
     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities..... $  194,465  $  145,987
  Income taxes payable.........................        --       29,600
                                                ----------  ----------
    Total current liabilities..................    194,465     175,587
Deferred income taxes (Note 2).................     36,000      20,000
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.10 par value; 5,000,000
   shares authorized, 3,864,480 shares issued
   and outstanding (liquidation value is equal
   to par value, plus accumulated undistributed
   dividends, none of which have been
   declared)...................................    386,448     386,448
  Common stock, $.01 par value; 1,000,000
   shares authorized, 300,574 shares issued and
   outstanding in 1995 (none in 1994)..........        --        3,006
  Additional paid-in capital...................    146,392     173,444
  Due from stockholders (Note 6)...............        --     (115,058)
  Retained earnings............................  2,506,264   3,617,355
                                                ----------  ----------
    Total stockholders' equity.................  3,039,104   4,065,195
                                                ----------  ----------
                                                $3,269,569  $4,260,782
                                                ==========  ==========

                See accompanying notes to financial statements.

                          LEARDATA INFO-SERVICES, INC.

                              STATEMENTS OF INCOME


                                                  YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                                1993       1994        1995
                                             ---------- ----------- -----------
Revenues.................................... $7,778,566 $11,198,789 $13,953,621
Cost of professional services...............  5,100,973   7,352,010   9,354,747
                                             ---------- ----------- -----------
 Gross margin...............................  2,677,593   3,846,779   4,598,874
Selling, general and administrative
 expenses...................................  1,990,842   2,440,049   2,879,801
                                             ---------- ----------- -----------
Operating income............................    686,751   1,406,730   1,719,073
Interest and other income...................     55,400      23,815      62,018
                                             ---------- ----------- -----------
Income before provision for income taxes....    742,151   1,430,545   1,781,091
Provision for income taxes (Note 2).........    278,000     520,000     670,000
                                             ---------- ----------- -----------
Net income.................................. $  464,151 $   910,545 $ 1,111,091
                                             ========== =========== ===========



                See accompanying notes to financial statements.

                          LEARDATA INFO-SERVICES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                          PREFERRED STOCK    COMMON STOCK
                         ------------------ -------------- PAID-IN   RETAINED   DUE FROM
                           SHARE    AMOUNT   SHARE  AMOUNT CAPITAL   EARNINGS  STOCKHOLDER   TOTAL
                         --------- -------- ------- ------ -------- ---------- ----------- ----------
Balance, January 1,
 1993................... 3,864,480 $386,448     --  $  --  $146,392 $1,131,568  $     --   $1,664,408
 Net income.............                                               464,151                464,151
                         --------- -------- ------- ------ -------- ----------  ---------  ----------
Balance, December 31,
 1993................... 3,864,480  386,448     --     --   146,392  1,595,719        --    2,128,559
 Net income.............                                               910,545                910,545
                         --------- -------- ------- ------ -------- ----------  ---------  ----------
Balance, December 31,
 1994................... 3,864,480  386,448     --     --   146,392  2,506,264        --    3,039,104
 Loan to stockholder....       --       --      --     --       --         --     (85,000)    (85,000)
 Net income.............       --       --      --     --       --   1,111,091        --    1,111,091
 Exercise of stock
  options...............       --       --  300,574  3,006   27,052        --     (30,058)        --
                         --------- -------- ------- ------ -------- ----------  ---------  ----------
Balance, December 31,
 1995................... 3,864,480 $386,448 300,574 $3,006 $173,444 $3,617,355  $(115,058) $4,065,195
                         ========= ======== ======= ====== ======== ==========  =========  ==========



                 See accompanying notes to financial statements

                          LEARDATA INFO-SERVICES, INC.

                            STATEMENTS OF CASH FLOWS

                                                  YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                                1993        1994        1995
                                              ---------  ----------  ----------
Cash flows from operating activities:
 Net income.................................. $ 464,151  $  910,545  $1,111,091
 Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities--
   Depreciation expense......................    51,841      82,015     210,263
   Deferred income taxes.....................       --       36,000     (16,000)
   Changes in operating assets and
    liabilities--
    Accounts receivable......................  (807,841)   (438,190)   (377,900)
    Prepaid expenses and other current
     assets..................................    (7,210)     (8,703)    (73,394)
    Accounts payable and accrued
     liabilities.............................   (53,169)    (51,488)    (48,477)
    Income taxes payable.....................       --          --       29,600
                                              ---------  ----------  ----------
     Net cash provided by (used in) operating
      activities.............................  (352,228)    530,179     835,183
Cash flows from investing activities:
 Purchase of furniture, fixtures and
  equipment..................................   (49,758)   (122,418)    (88,544)
                                              ---------  ----------  ----------
Cash flows from financing activities:
 Due from stockholder........................       --          --      (85,000)
                                              ---------  ----------  ----------
Net increase (decrease) in cash and cash
 equivalents.................................  (401,986)    407,761     661,639
Cash and cash equivalents, beginning of
 year........................................ 1,187,807     785,821   1,193,582
                                              ---------  ----------  ----------
Cash and cash equivalents, end of year....... $ 785,821  $1,193,582  $1,855,221
                                              =========  ==========  ==========
Supplemental information--cash paid for
 income taxes................................ $ 278,000  $  435,500  $  691,000
                                              =========  ==========  ==========

SUPPLEMENTAL NONCASH FINANCING ACTIVITY:

  During the year ended December 31, 1995, stockholders of the Company exercised stock options and collectively received 300,574 shares of common stock in exchange for notes from such stockholders.


                See accompanying notes to financial statements.

                         LEARDATA INFO-SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Organization--Leardata Info-Services, Inc. provides contract programming and data processing consulting services to a diverse group of business enterprises.

  Cash and Cash Equivalents--The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents.

  Depreciation--Depreciation of furniture, fixtures and equipment is computed using the straight-line method over an estimated useful life of five years.

  Revenue Recognition--The Company provides programming and consulting services based upon contracts of variable duration which are cancelable based on 15-day written notice. Revenues are recognized as billable time is incurred and are billed within the same period. Contract labor costs are also recognized as time is incurred and are accrued within the same period.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Recent Accounting Pronouncements--In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which becomes effective for fiscal years beginning after December 14, 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt this statement in fiscal 1997 as required, and its adoption is not expected to have a significant effect on earnings, financial condition or cash flows.

  In October 1995, Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which requires adoption of the disclosure provisions no later than years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for nonemployee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period. Pursuant to the new accounting standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but would be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting. The Company has determined that it will not change to the fair value method and will continue to use Accounting Principle Board Opinion No. 25 for measurement and recognition for employee stock-based transactions.

Reclassifications--Certain items in a prior period financial statements may have been reclassified to conform to the current period presentation.

2. INCOME TAXES

  The provision for income taxes includes the following:

                                                       1993     1994     1995
                                                     -------- -------- --------
   Current:
     Federal........................................ $250,000 $427,000 $605,000
     State..........................................   28,000   52,600   81,000
                                                     -------- -------- --------
                                                      278,000  479,600  686,000
   Deferred:
     Federal........................................      --    36,000  (14,100)
     State..........................................      --     4,400   (1,900)
                                                     -------- -------- --------
                                                          --    40,400  (16,000)
                                                     -------- -------- --------
   Provision for income taxes....................... $278,000 $520,000 $670,000
                                                     ======== ======== ========

  A reconciliation of the Company's effective tax rate compared to the statutory federal tax rate is as follows at December 31:

                                                               1993  1994  1995
                                                               ----  ----  ----
   Income taxes at statutory federal rate..................... 34.0% 34.0% 34.0%
   State taxes, net of federal benefit........................  3.8%  4.0   4.4%
   Meals and entertainment....................................  0.4   0.7   0.4
   Other--Non Taxable Dividends............................... (1.4) (1.0) (2.5)
   Other......................................................   .7  (1.3)  1.3
                                                               ----  ----  ----
                                                               37.5% 36.4% 37.6%
                                                               ====  ====  ====

  Deferred income taxes are provided for temporary differences between financial statement carrying amounts and the taxable basis of assets and liabilities using tax rates currently in effect. Deferred income taxes relate primarily to temporary differences between the financial statement carrying amount and the taxable basis of furniture, fixtures and equipment. The income effects of these temporary differences representing portions of deferred tax assets and deferred tax liabilities are as follows at December 31:

                                                              1994      1995
                                                            --------  --------
   Total deferred tax asset--employee benefits............. $ 14,000  $ 11,000
   Total deferred tax liability--furniture, fixtures and
    equipment..............................................  (50,000)  (31,000)
                                                            --------  --------
   Net..................................................... $(36,000) $(20,000)
                                                            ========  ========

3. STOCKHOLDERS' EQUITY

  The preferred stock ranks senior to the common stock with respect to the payment of dividends, voting rights and distributions in liquidation. The preferred stock's liquidation value is equal to par value plus any undistributed dividends, none of which have been declared at December 31, 1995. Additionally, preferred stock is convertible to common stock on a one-to-one basis. Preferred stock dividends are payable when declared by the Board of Directors.

                         LEARDATA INFO-SERVICES, INC.

             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

  The Company has adopted an incentive stock option plan, pursuant to which 500,000 shares of common stock have been reserved for issuance upon the exercise of the options. Options totaling 343,513 shares have been granted to key employees of the Company. The outstanding common stock options are exercisable through January 2, 1996, at an exercise price of $0.38 per common share.

                                                          NUMBER OF OPTION PRICE
                                                           SHARES    PER SHARE
                                                          --------- ------------
  Outstanding at January 1, 1993.........................  343,513  $0.10-$0.38
                                                           -------
  Outstanding at December 31, 1993.......................  343,513  $0.10-$0.38
                                                           -------
  Outstanding at December 31, 1994.......................  343,513  $0.10-$0.38
  Exercised..............................................  300,574   $0.10
                                                           -------
  Outstanding at December 31, 1995.......................   42,939   $0.38
                                                           =======

4. EMPLOYEE BENEFIT PLANS

  The Company established a 401(k) Savings Plan and Trust which is a defined contribution plan covering eligible employees upon hiring. Participants may make tax-deferred 401(k) contributions. The Company may make a discretionary matching contribution of up to 25% of the participants' deferred contribution, but in no case may the Company's contribution exceed 6% of the participants' compensation. All participants' deferred contributions are 100% vested. All other contributions vest according to years of employment. The vesting percentages are as follows:

      Less than 2 years....................................................   0%
      2 years but less than 3 years........................................  20%
      3 years but less than 4 years........................................  40%
      4 years but less than 5 years........................................  60%
      5 years but less than 6 years........................................  80%
      6 years or more...................................................... 100%

  Participants' deferred contributions are limited to 15% of the participants' compensation, not to exceed federal limits of $9,240 in 1995. The Company's matching contribution was $18,661, $30,788 and $23,550 representing 25% of the participants' deferred contribution for the years ended December 31, 1993, 1994 and 1995, respectively.

5. COMMITMENTS AND CONTINGENCIES

  The Company leases office space under an operating lease ending October 31, 1999. The total minimum future rental payments under the lease are as follows:

      1996............................................................. $122,046
      1997.............................................................  122,046
      1998.............................................................  122,046
      1999.............................................................  101,705

  Rent expense for the years ended December 31, 1993, 1994 and 1995 was $145,672, $138,560 and $122,898, respectively.

                         LEARDATA INFO-SERVICES, INC.

             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995


6. RELATED PARTY TRANSACTION

  In May 1995, the Company entered into a loan agreement with the Chief Executive Officer of the Company for $85,000. The loan bears interest at the prime rate (8.5% at December 31, 1995) and is payable upon any of the following events: (i) sale of the Company, (ii) initial public offering, (iii) recapitalization, or (iv) repurchase of shares.


  In the event that none of the above occurs within a three-year period, the loan and accrued interest (compounded annually) will be due and payable on May 10, 1998. Interest income on the loan for the year ended December 31, 1995 was $4,672.

  The remaining $30,058 included in due from stockholders relates to two salary advances used for exercising the incentive stock options described in
Note 3. These advances bear no interest and are repayable monthly by salary reductions beginning in January 1996 and terminating on November 15, 1997.

7. CONCENTRATIONS OF CREDIT RISK

  The Company's revenues are generated from credit sales to customers in approximately 30 states. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit lines and generally does not require collateral. The Company's ten largest customers represented 53% of total revenues in fiscal 1995, and as a result, the Company has a large proportion of its receivables outstanding with these customers. Accounts receivable to the Company's ten largest customers was $1,390,443 as of December 31, 1995.

                          LEARDATA INFO-SERVICES, INC.

                            CONDENSED BALANCE SHEET
                                  (UNAUDITED)


                             ASSETS
                                                                  SEPTEMBER 30,
                                                                      1996
                                                                  -------------
Current assets:
 Cash and cash equivalents.......................................  $2,285,918
 Accounts receivable ............................................   2,772,701
 Prepaid expenses and other current assets.......................      70,754
 Income tax receivable...........................................      90,815
                                                                   ----------
  Total current assets...........................................   5,220,188
Property:
 Furniture and fixtures..........................................     251,048
 Equipment.......................................................     440,737
                                                                   ----------
                                                                      691,785
 Less accumulated depreciation ..................................    (471,089)
                                                                   ----------
  Property, net..................................................     220,696
                                                                   ----------
                                                                   $5,440,884
                                                                   ==========
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued liabilities........................  $  282,454
 Income taxes payable............................................      31,346
                                                                   ----------
  Total current liabilities......................................     313,800
Deferred income taxes ...........................................      20,470
Commitments and contingencies
Stockholders' equity:
 Preferred stock, $.10 par value; 5,000,000 shares authorized;
  3,864,480 shares issued and outstanding (liquidation value is equal to par value, plus accumulated undistributed dividends,
  some of which have been declared)..............................     386,448
 Common stock, $.01 par value; 1,000,0000 shares authorized;
  300,574 shares issued and outstanding..........................       3,006
 Additional paid-in capital......................................     173,444
 Retained earnings...............................................   4,650,772
 Due from stockholders ..........................................    (107,056)
                                                                   ----------
  Total stockholders' equity.....................................   5,106,614
                                                                   ----------
                                                                   $5,440,884
                                                                   ==========



      See accompanying notes to unaudited condensed financial statements.

                          LEARDATA INFO-SERVICES, INC.

                         CONDENSED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                        -----------------------
                                                           1995        1996
                                                        ----------- -----------
Revenues............................................... $10,205,676 $12,019,414
Cost of professional services..........................   6,828,384   8,267,216
                                                        ----------- -----------
Gross margin...........................................   3,377,292   3,752,198
Selling, general and administrative expenses...........   2,019,289   2,245,806
                                                        ----------- -----------
Operating income.......................................   1,358,003   1,506,392
Interest and other income..............................      43,093      57,771
                                                        ----------- -----------
Income before provision for income taxes...............   1,401,096   1,564,163
Provision for income taxes ............................     476,372     530,746
                                                        ----------- -----------
Net income............................................. $   924,724 $ 1,033,417
                                                        =========== ===========



      See accompanying notes to unaudited condensed financial statements.

                          LEARDATA INFO-SERVICES, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                        ----------------------
                                                           1995        1996
                                                        ----------  ----------
Cash flows from operating activities:
 Net income............................................ $  924,724  $1,033,417
  Adjustments to reconcile net income to net cash
   provided by operating activities--
    Depreciation expense...............................     43,200      34,200
    Deferred income taxes..............................    (36,000)        470
    Changes in operating assets and liabilities:
    Accounts receivable................................   (499,780)   (569,471)
    Prepaid expenses and other current assets..........      8,449     (46,250)
    Accounts payable and accrued liabilities...........     66,133     161,685
    Income taxes payable...............................    (99,017)    (23,472)
    Unearned income....................................      8,600         --
                                                        ----------  ----------
      Net cash provided by operating activities........    416,309     590,579
Cash flows from investing activities:
 Purchase of furniture, fixtures and equipment.........    (78,287)   (167,884)
                                                        ----------  ----------
Cash flows from financing activities:
 Due from stockholders.................................    (85,000)      8,002
                                                        ----------  ----------
Net increase (decrease) in cash........................    253,022     430,697
Cash and cash equivalents, beginning of period.........  1,193,582   1,855,221
                                                        ----------  ----------
Cash and cash equivalents, end of period............... $1,446,604  $2,285,918
                                                        ==========  ==========
Supplemental information--
 Cash paid for income taxes............................ $  511,000  $  503,110
                                                        ==========  ==========


      See accompanying notes to unaudited condensed financial statements.

                         LEARDATA INFO-SERVICES, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

  The accompanying unaudited condensed financial statements of Leardata Info-Services, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for a complete set of financial statements. In the opinion of management, all adjustments considered necessary, consisting only of normal recurring adjustments are included for fair presentation. Operating results for the nine months ended September 30, 1995 and 1996, are not necessarily indicative of results that may be expected for the full year. The unaudited condensed financial statements for the nine months ended September 30, 1995 and 1996 should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 1994 and 1995.

NOTE 2. SUBSEQUENT EVENT

  The Company has signed a Stock Purchase Agreement to sell the Company. There can be no assurance that the sale will be consummated.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with the Offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company, or that information contained herein is correct as of any time, subsequent to the date hereof.

                             --------------------

                               TABLE OF CONTENTS

                             --------------------

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................   8
Use of Proceeds............................................................  12
Price Range of Common Stock................................................  12
Dividend Policy............................................................  12
Capitalization.............................................................  13
Selected Financial Data....................................................  14
Pro Forma Combined Condensed Financial Information.........................  16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations................................................................  20
Business...................................................................  26
Management.................................................................  34
Certain Transactions.......................................................  39
Principal and Selling Shareholders.........................................  41
Description of Capital Stock...............................................  42
Shares Eligible for Future Sale............................................  43
Underwriting...............................................................  44
Legal Matters..............................................................  45
Experts....................................................................  45
Available Information......................................................  46
Index to Financial Statements.............................................. F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,200,000 SHARES


                                 [LOGO OF DPRC]

                                DATA PROCESSING
                             RESOURCES CORPORATION

                                  COMMON STOCK

                               -----------------

                                   PROSPECTUS

                               -----------------

                             Montgomery Securities

                             Robert W. Baird & Co.
                                  Incorporated

                                Lehman Brothers

                                        , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the Securities and Exchange Commission and the filing fee for the National Association of Securities Dealers, Inc.

                                  ITEM                                  AMOUNT
                                  ----                                  ------
   SEC registration fee............................................... $ 13,992
   NASD filing fee....................................................    5,117
   Nasdaq National Market listing fee.................................   17,500
   Blue Sky fees and expenses.........................................    *
   Printing and engraving expenses....................................    *
   Legal fees and expenses............................................    *
   Accounting fees and expenses.......................................    *
   Transfer agent and registrar fees..................................    *
   Miscellaneous......................................................    *
                                                                       --------
       Total.......................................................... $*
                                                                       ========

--------
*   To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The California Corporations Code provides for the indemnification of directors, officers, employees and agents of the Corporation under certain circumstances set forth in Section 317 thereof. Section 317 permits a corporation to indemnify its agents, typically directors and officers, for expenses incurred or settlements or judgments paid in connection with certain legal proceedings. Only those legal proceedings arising out of such persons' actions as agents of the corporation may be grounds for indemnification.

  Whether or not indemnification may be paid in a particular case depends upon whether the agent wins, loses or settles the suit and upon whether a third party or the corporation itself is the plaintiff. The section provides for mandatory indemnification, no matter who the plaintiff is, when an agent is successful on the merits of a suit. In all other cases, indemnification is permissive.

  If the agent loses or settles a suit brought by a third party, he or she may be indemnified for expenses incurred and settlements or judgments paid. Such indemnification may be authorized upon finding that the agent acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation.

  If the agent loses or settles a suit brought by or on behalf of the corporation, his or her rights to indemnification are more limited. If he or she is adjudged to be liable to the corporation, the court in which such proceeding was held must determine whether it would be fair and reasonable to indemnify him or her for expenses which such court shall determine. If the agent settles such a suit with court approval, he or she may be indemnified for expenses incurred upon a finding that the agent acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and, in addition, that he or she acted with the care, including reasonable inquiry, of an ordinarily prudent person.

  The indemnification discussed above may be authorized by a majority vote of the disinterested directors or shareholders (the person to be indemnified is excluded from voting his or her shares) or the court in which the proceeding was brought. The Company's Board of Directors makes all decisions regarding the indemnification of its officers and directors on a case-by-case basis.

  Any provision in the Company's Articles of Incorporation or Bylaws or contained in a shareholder or director resolution that indemnifies its officers or directors must be consistent with Section 317. Moreover, such a provision may prohibit permissive, but not mandatory, indemnification as described above. Last, a corporation has the power to purchase indemnity insurance for its agents even if it would not have the power to indemnify them.

  The Company's Articles of Incorporation authorize the Board of Directors to provide indemnification of its agents through bylaw provisions or indemnification agreements, or both, in excess of the indemnification otherwise permitted by Section 317, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code. The Company's Bylaws require the Company to indemnify each of its directors and officers, to the maximum extent permitted by the California Corporations Code, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was a director or officer of the Company. The Company is also required to advance to such director or officer expenses incurred in defending any such proceeding, to the maximum extent permitted by such law. The Company's Bylaws also provide that the Board of Directors, in its discretion, may provide for indemnification of or advance of expenses to other agents of the Company.

  The Company has entered into agreements with each of its directors and officers pursuant to which the Company has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as a director, officer, employee and/or agent of the Company or any other corporation of which he or she is a director or officer at the request of the Company to the maximum extent permitted by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

  Reference is made to the Form of Underwriting Agreement (to be attached as Exhibit 1.1 to this Registration Statement) which provides for indemnification by the Underwriters of the directors and officers of the Company signing the Registration Statement and certain controlling persons of the Company against certain liabilities, including those arising under the Securities Act of 1933.

  The Company carries directors' and officers' liability insurance covering its directors and officers.

  Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  On March 2, 1995, Registrant sold an aggregate of 1,480 shares of Series A Convertible Preferred Stock in a private placement to a single investment partnership. The purchase price of $1,601,360 was paid in cash. Such sale was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof.

  During the period from September 1, 1994 through November 30, 1996, the Company granted stock options to employees and directors covering an aggregate of 833,920 shares of Common Stock. No consideration was paid for such options. Such grants were exempt from the registration requirement of the Securities Act of 1933 as not involving the sale of a security. In connection with the IPO, Mr. Connell exercised his options covering 11,000 shares of Common Stock. The issuance of such shares was exempt from the registration requirements of the Securities Act of 1933 by virtue of Rule 701 promulgated thereunder.

  In connection with the Company's acquisition of AD&D, the Company issued 152,121 shares of Common Stock to ADD Consulting, Inc. The issuance of such shares was exempt from the registration requirements of the Securities Act of 1993 by virtue of Section 4(2) thereunder.

  In connection with the Company's acquisition of Leardata, the Company will issue approximately 300,000 shares of Common Stock to Leardata. The issuance of such shares was exempt from the registration requirements of the Securities Act of 1993 by virtue of Section 4(2) thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  1.1    Form of Underwriting Agreement
  2.1    Agreement of Purchase and Sale of Assets dated July 1, 1996, by and among Data Processing Resources Corporation, ADD Consulting, Inc. and
         Gerald R. Ladd (1)
  2.2    Registration Rights Agreement dated July 1, 1996, by and between Data
         Processing Resources Corporation and ADD Consulting, Inc. (1)
  2.3    Stock Purchase Agreement dated December 16, 1996, by and among Data
         Processing Resources Corporation, Leardata Info-Services, Inc.,
         General Atlantic Leardata Partners, L.P., Bruce M. Smith, Chris P.
         Smith, Steve P. Donaldson, Robert M. Howe and Barbara A. Kuhler
  2.4    Form of Registration Rights Agreement to be entered into among Data
         Processing Resources Corporation, Leardata Info-Services, Inc.,
         General Atlantic Leardata Partners, L.P., Bruce M. Smith, Chris P.
         Smith, Steve P. Donaldson, Robert M. Howe and Barbara A. Kuhler
  3.1    Restated Articles of Incorporation of the Company (2)
  3.2    Restated Bylaws of the Company (2)
  4.1    Investors' Rights Agreement dated as of March 2, 1995, by and among the Company and the Holders who are signatories thereto, as amended by
         Amendment No. 1 (2)
  4.2    Specimen Common Stock certificate (2)
  5.1    Opinion of Riordan & McKinzie, a Professional Law Corporation*
 10.1    Employment Agreement dated as of August 1, 1995 between the Company and David M. Connell (2)
 10.2    Employment Agreement dated as of August 1, 1995 between the Company and Mary Ellen Weaver (2)
 10.3    Employment Agreement dated as of January 5, 1996 between the Company and Michael A. Piraino (2)
 10.4    1994 Stock Option Plan, as amended (3)
 10.5    Form of Stock Option Agreement (2)
 10.6    Management Services Agreement dated as of December, 1993 between the
         Company and IT Resources, Inc. (2)
 10.7    Covenant Not to Compete dated as of February 28, 1994 by and among the
         Company and Thomas A. Ballantyne, III, Candice M. Ballantyne, and
         Ballantyne Computer Service, Inc. (2)
 10.8    Form of Indemnification Agreement between the Company and each of its directors and certain officers (2)
 10.9    Employment Agreement dated as of March 1, 1996 between the Company and
         Richard E. Earley (2)
 10.10   Employee Stock Purchase Plan (3)
 10.11   Credit Agreement dated as of October 25, 1996 between Data Processing
         Resources Corporation and Wells Fargo Bank, National Association (4)
 21.1    List of All Subsidiaries of the Company

 23.1 Consent of Riordan & McKinzie (contained in Exhibit 5.1)*
 23.2 Consent of Deloitte & Touche LLP
 23.3 Consent of Arthur Andersen LLP
 23.4 Consent of Deloitte & Touche LLP
 24.1 Powers of Attorney (contained on page II-5)
 27.1 Financial Data Schedule for Leardata Info-Services, Inc. for the Year
      Ended December 31, 1995
 27.2 Financial Data Schedule for Leardata Info-Services, Inc. for the Nine
      Months Ended September 30, 1996

--------
 * To be filed by amendment
(1) Incorporated by reference to the Company's Current Report on Form 8-K dated July 1, 1996, as filed with the Securities and Exchange Commission on July 16, 1996 and, as amended, on August 27, 1996.
(2) Incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form S-1 (No. 333-00098) as filed with the Securities and Exchange Commission on March 5, 1996.
(3) Incorporated by reference to the Company's defintive proxy statement with form of proxy attached as filed with the Securities and Exchange Commission on November 20, 1996.
(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1996 as filed with the Securities and Exchange Commission on October 29, 1996.

  (b) Financial Statement Schedules

  Schedule VIII -- Valuation and Qualifying Accounts for the Years Ended July 31, 1994, 1995 and 1996.

  All other schedules are omitted because they are inapplicable or the requested information is shown in the financial statements or related notes.

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (b) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 23rd day of December 1996.

                                       DATA PROCESSING RESOURCES CORPORATION

                                       By: /s/ Mary Ellen Weaver
                                           ------------------------------------
                                           Mary Ellen Weaver
                                           Chairman of the Board
                                           and Chief Executive Officer

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mary Ellen Weaver, David M. Connell and Michael
A. Piraino, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including any post-effective amendments as well as any related registration statement (or amendment thereto) filed in reliance upon Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

      /s/ Mary Ellen Weaver          Chairman of the Board, Chief  December 23, 1996
____________________________________ Executive Officer and
         Mary Ellen Weaver           Director (Principal
                                     Executive Officer)
      /s/ David M. Connell           President, Chief Operating    December 23, 1996
____________________________________ Officer and Director
         David M. Connell
     /s/ Michael A. Piraino          Senior Vice President and     December 23, 1996
____________________________________ Chief Financial Officer
        Michael A. Piraino           (Principal Financial Officer
                                     and Principal Accounting
                                     Officer)
    /s/ J. Christopher Lewis         Director                      December 23, 1996
____________________________________
       J. Christopher Lewis
        /s/ Li-San Hwang             Director                      December 23, 1996
____________________________________
           Li-San Hwang
       /s/ JoAnn W. Wagner           Director                      December 23, 1996
____________________________________
          JoAnn W. Wagner

                SCHEDULE VIII--VALUATION AND QUALIFYING ACCOUNTS

                FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996

                        ALLOWANCE FOR DOUBTFUL ACCOUNTS:

                                               ADDITIONS
                           BALANCE    ----------------------------            BALANCE
                         AT BEGINNING    CHARGES TO                          AT END OF
                          OF PERIOD    BAD DEBT EXPENSE RECOVERIES ALLOWANCE  PERIOD
                         ------------ ----------------- ---------- --------- ---------
YEAR ENDED JULY 31:
  1994 (1)..............   $    --        $     --         $ --     $    --  $     --
  1995..................   $    --        $ 97,500         $ --     $34,489  $ 63,011
  1996..................   $63,011        $105,000         $ --     $39,477  $128,534

--------
(1)No allowance for the period indicated.

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                        DESCRIPTION                             PAGE
 -------                       -----------                         ------------
  1.1    Form of Underwriting Agreement
  2.1    Agreement of Purchase and Sale of Assets dated July 1,
         1996, by and among Data Processing Resources
         Corporation, ADD Consulting, Inc. and Gerald R. Ladd
         (1)
  2.2    Registration Rights Agreement dated July 1, 1996, by
         and between Data Processing Resources Corporation and
         ADD Consulting, Inc. (1)
  2.3    Stock Purchase Agreement dated December 16, 1996, by
         and among Data Processing Resources Corporation,
         Leardata Info-Services, Inc., General Atlantic Leardata
         Partners, L.P., Bruce M. Smith, Chris P. Smith, Steve
         P. Donaldson, Robert M. Howe and Barbara A. Kuhler
  2.4    Form of Registration Rights Agreement to be entered
         into among Data Processing Resources Corporation,
         Leardata Info-Services, Inc., General Atlantic Leardata
         Partners, L.P., Bruce M. Smith, Chris P. Smith, Steve
         P. Donaldson, Robert M. Howe and Barbara A. Kuhler
  3.1    Restated Articles of Incorporation of the Company (2)
  3.2    Restated Bylaws of the Company (2)
  4.1    Investors' Rights Agreement dated as of March 2, 1995,
         by and among the Company and the Holders who are
         signatories thereto, as amended by Amendment No. 1 (2)
  4.2    Specimen Common Stock certificate (2)
  5.1    Opinion of Riordan & McKinzie, a Professional Law
         Corporation*
 10.1    Employment Agreement dated as of August 1, 1995 between
         the Company and David M. Connell (2)
 10.2    Employment Agreement dated as of August 1, 1995 between
         the Company and Mary Ellen Weaver (2)
 10.3    Employment Agreement dated as of January 5, 1996
         between the Company and Michael A. Piraino (2)
 10.4    1994 Stock Option Plan, as amended (3)
 10.5    Form of Stock Option Agreement (2)
 10.6    Management Services Agreement dated as of December,
         1993 between the Company and IT Resources, Inc. (2)
 10.7    Covenant Not to Compete dated as of February 28, 1994
         by and among the Company and Thomas A. Ballantyne, III,
         Candice M. Ballantyne, and Ballantyne Computer Service,
         Inc. (2)
 10.8    Form of Indemnification Agreement between the Company
         and each of its directors and certain officers (2)
 10.9    Employment Agreement dated as of March 1, 1996 between
         the Company and Richard E. Earley (2)
 10.10   Employee Stock Purchase Plan (3)
 10.11   Credit Agreement dated as of October 25, 1996 between
         Data Processing Resources Corporation and Wells Fargo
         Bank, National Association (4)
 21.1    List of All Subsidiaries of the Company

                                                               SEQUENTIALLY
 EXHIBIT                                                         NUMBERED
 NUMBER                      DESCRIPTION                           PAGE
 -------                     -----------                       ------------
 23.1    Consent of Riordan & McKinzie (contained in Exhibit
         5.1)*
 23.2    Consent of Deloitte & Touche LLP
 23.3    Consent of Arthur Andersen LLP
 23.4    Consent of Deloitte & Touche LLP
 24.1    Powers of Attorney (contained on page II-5)
 27.1    Financial Data Schedule for Leardata Info-Services,
         Inc. for the Year Ended December 31, 1995
 27.2    Financial Data Schedule for Leardata Info-Services,
         Inc. for the Nine Months Ended September 30, 1996

--------
 * To be filed by amendment
(1) Incorporated by reference to the Company's Current Report on Form 8-K dated July 1, 1996, as filed with the Securities and Exchange Commission on July 16, 1996 and, as amended, on August 27, 1996.
(2) Incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form S-1 (No. 333-00098) as filed with the Securities and Exchange Commission on March 5, 1996.
(3) Incorporated by reference to the Company's defintive proxy statement with form of proxy attached as filed with the Securities and Exchange Commission on November 20, 1996.
(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1996 as filed with the Securities and Exchange Commission on October 29, 1996.